ROYALTY PHARMA

Annual Report



2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the fiscal year ended December 31, 2024

OR

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

     For the transition period from _____ to _____

Commission file number 001-39329

Royalty Pharma plc

(Exact name of registrant as specified in its charter)

England and Wales	**98-1535773**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

110 East 59th Street
New York, New York 10022
(Address of principal executive offices and Zip Code)

(212) 883-0200
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A ordinary shares, par value $0.0001	RPRX	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☒

The aggregate market value of the voting and non-voting ordinary shares held by non-affiliates of the registrant as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $13.1 billion based upon the closing price reported for such date on the Nasdaq Stock Market LLC. This determination of affiliate status is not necessarily a conclusive determination for any other purposes.

As of February 7, 2025, Royalty Pharma plc had 433,324,905 Class A ordinary shares outstanding and 143,128,262 Class B ordinary shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual General Meeting of Shareholders, or Proxy Statement, are incorporated by reference into Part III of this Annual Report on Form 10-K where indicated. Such Proxy Statement will be filed with the U.S. Securities and Exchange Commission within 120 days after the end of the registrant's fiscal year ended December 31, 2024. Except with respect to information specifically incorporated by reference in this Annual Report on Form 10-K, the Proxy Statement shall not be deemed to be filed as part hereof.

ROYALTY PHARMA PLC

PART I

Special Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K contains statements reflecting our views about our future performance that constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "target," "forecast," "guidance," "goal," "predicts," "project," "potential" or "continue," the negative of these terms and other comparable terminology. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about us, our current and prospective assets, our industry, our beliefs and our assumptions. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. You should evaluate all forward-looking statements made in this Annual Report on Form 10-K in the context of the numerous risks outlined in Part I under Item 1A. under "Risk Factors" in this Annual Report on Form 10-K.

These risks and uncertainties include factors related to, among other topics:
- sales risks of biopharmaceutical products on which we receive royalties;
- the ability of RP Management, LLC (the "Manager") to locate suitable assets for us to acquire;
- uncertainties related to the acquisition of interests in development-stage biopharmaceutical product candidates and our strategy to add development-stage product candidates to our product portfolio;
- the assumptions underlying our business model;
- our ability to successfully execute our royalty acquisition strategy;
- our ability to leverage our competitive strengths;
- actual and potential conflicts of interest with the Manager and its affiliates;
- the ability of the Manager or its affiliates to attract and retain highly talented professionals;
- the potential internalization of the Manager;
- the effect of changes to tax legislation and our tax position; and
- the risks, uncertainties and other factors we identify elsewhere in this Annual Report on Form 10-K and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

Although we believe the expectations reflected in the forward-looking statements are reasonable, any of those expectations could prove to be inaccurate, and as a result, the forward-looking statements based on those expectations also could be inaccurate. In light of these and other uncertainties, the inclusion of a projection or forward-looking statement in this Annual Report on Form 10-K should not be regarded as a representation by us that our plans and business objectives will be achieved. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. We are under no duty to update any of these forward-looking statements after the date of this Annual Report on Form 10-K to conform our prior statements to actual results or revised expectations.

Item 1.   BUSINESS

Overview

We are the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry. Since our founding in 1996, we have been pioneers in the royalty market, collaborating with innovators from academic institutions, research hospitals and not-for-profits through small and mid-cap biotechnology companies to leading global pharmaceutical companies. We have assembled a portfolio of royalties which entitles us to payments based directly on the top-line sales of many of the industry's leading therapies, which includes royalties on more than 35 commercial products, including Vertex's Trikafta, GSK's Trelegy, Roche's Evrysdi, Johnson & Johnson's Tremfya, Biogen's Tysabri and Spinraza, AbbVie and Johnson & Johnson's Imbruvica, Astellas and Pfizer's Xtandi, Novartis' Promacta, Pfizer's Nurtec ODT, Gilead's Trodelvy, among others, and 14 development-stage product candidates. We fund innovation in the biopharmaceutical industry both directly and indirectly - directly when we partner with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when we acquire existing royalties from the original innovators.

Our industry leading royalty portfolio and capital-efficient business model drives our compounding growth. We have a focused strategy of actively identifying and tracking the development and commercialization of important new therapies, which allows us to move quickly to make acquisitions when opportunities arise. With a deep and experienced team of investment professionals, an exhaustive due diligence process and a focus on high-quality therapies that address significant unmet patient need, we sustain attractive returns above our cost of capital, which in turn propels our compounding growth.

Our unique business model enables us to benefit from many of the most attractive characteristics of the biopharmaceutical industry, including long product life cycles, significant barriers to entry and noncyclical revenues, but with substantially reduced exposure to many common industry challenges such as early-stage development risk, therapeutic area constraints, high research and development ("R&D") costs, and high fixed manufacturing and marketing costs. We have a highly flexible approach that is agnostic to both therapeutic area and treatment modality, allowing us to acquire royalties on the most attractive therapies across the biopharmaceutical industry. Additionally, our focus on acquiring royalties on approved products, often in the early stages of their commercial launches, and on development-stage product candidates with strong proof of concept data, mitigates development risk and expands our opportunity set.

In 2024, we generated $2.8 billion of Portfolio Receipts (as defined below) and announced transactions with a total potential value of $2.8 billion. Portfolio Receipts is a key performance metric that represents our ability to generate cash from our portfolio investments, the primary source of capital that we can deploy to make new portfolio investments. Portfolio Receipts is defined as the sum of Royalty Receipts (as defined below) and milestones and other contractual receipts. Please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations—Portfolio Overview" for additional discussion regarding Portfolio Receipts. We deployed $2.8 billion of cash to acquire royalties, milestones and other contractual receipts ("Capital Deployment") in 2024, which also includes payments made during the year for transactions from prior years. Capital Deployment represents the total outflows that will drive future Portfolio Receipts.



Royalty Receipts[1]
(Year-over-Year Growth; $ in billions)

	2020	2021	2022	2023	2024
Royalty Receipts[1]	$1.8	$2.0	$2.3	$2.4	$2.8
Milestones and other contractual receipts[1]	0.0	0.1	0.5	0.6	0.0
Portfolio Receipts[1]	**$1.8**	**$2.1**	**$2.8**	**$3.0**	**$2.8**

(1) Royalty receipts include variable payments based on sales of products, net of contractual payments to the legacy non-controlling interests, that are attributed to Royalty Pharma ("Royalty Receipts"). Milestones and other contractual receipts include sales-based or regulatory milestone payments and other fixed contractual receipts, net of contractual payments to the legacy non-controlling interests, that are attributed to Royalty Pharma.

(2) The 2020 growth rate is calculated on a pro forma basis, which adjusts certain cash flow line items as if our Reorganization Transactions (as described in our final prospectus filed with the SEC on June 17, 2020) and our initial public offering had taken place on January 1, 2019. The most significant difference between the pro forma and reported figures is the non-controlling interest attributable to legacy investors that resulted from the Reorganization Transactions.

Biopharmaceutical Industry and the Role of Royalties

Our business is supported by significant growth and unprecedented innovation within the biopharmaceutical industry. Global prescription pharmaceutical sales are projected to grow from $1.1 trillion in 2024 to $1.7 trillion in 2030, representing a compound annual growth rate of 8% according to EvaluatePharma despite more than $400 billion in cumulative sales being lost to expected patent expiries during the same period. This growth is being driven by global secular trends, including population growth, increased life expectancy and growth of the middle classes in emerging markets. In addition, an acceleration of medical research in recent years has led to a better understanding of the molecular origins of disease and identification of potential targets for therapeutic intervention, which has increased R&D investments in new therapies.

The pace of innovation coupled with the proliferation of new biotechnology companies and the increasing cost of drug development has created a significant capital need over recent years that we believe will provide a sustainable tailwind for our business. We estimate that over the next decade academia and other non-profit institutions will spend over $1 trillion in R&D, unprofitable biopharmaceutical companies will spend over $1 trillion in R&D and selling, general and administrative expenses, and profitable biopharmaceutical companies will spend over $2 trillion in R&D.

Royalties play a fundamental and growing role in the biopharmaceutical industry. As a result of the increasing cost and complexity of drug development, the creation of a new drug today typically involves a number of industry participants and can lead to multiple royalties. Academia and other research institutions conduct basic research and license new technologies to industry for further development. Biotechnology companies typically in-license these new technologies, add value through applied research and early-stage clinical development, and then either out-license the resulting product candidates to large biopharmaceutical companies, or commercialize the products themselves. As new drugs are transferred along this value chain, royalties are created as compensation for the licensing or selling institutions. Biotechnology companies are also increasingly creating royalties on existing products within their portfolios, known as synthetic royalties, in order to provide a source of non-dilutive capital to fund their businesses. Given our leadership position within the biopharmaceutical royalty market, we are able to capitalize on the growing volumes of royalties created as new therapies are developed to address unmet medical needs.

We estimate the market for biopharmaceutical royalties reached $6.2 billion in transaction value in 2024. We have executed transactions with an aggregate announced value of $15.5 billion from 2020 through 2024, which represents an estimated market share of approximately 51% of all royalty transactions during this period. In comparison, we believe our nearest competitor has executed $3.9 billion of transactions, representing an estimated market share of 13%. Given the scale of our business relative to our competitors, we have a particularly strong market share of large transactions within the growing biopharmaceutical royalty market. Since 2020, there have been 16 large royalty transactions each with an aggregate value of $500 million or more. We have executed 11 of these 16 large transactions, for a total transaction value of approximately $10.5 billion of cash and an estimated market share of 75% based on the transaction value.



Our Business Model

We believe that the following elements of our business and product portfolio provide a unique and compelling proposition to investors seeking exposure to the biopharmaceutical sector.

Our business model captures many of the most attractive aspects of the biopharmaceutical industry, but with reduced exposure to many common industry challenges. The biopharmaceutical industry benefits from many attractive characteristics, including long product life cycles, significant barriers to entry and non-cyclical revenues. We have a highly flexible approach that is agnostic to both therapeutic area and treatment modality, allowing us to acquire royalties on the most attractive therapies from across the biopharmaceutical industry. We focus on the acquisition of royalties on approved products or development-stage product candidates that have generated strong proof of concept data, avoiding the risks associated with early-stage R&D. By acquiring royalties, we are able to realize payments based directly on the top-line sales of leading biopharmaceutical therapies, without the costs associated with fixed R&D, manufacturing and commercial infrastructure.

Our unique role in the biopharmaceutical ecosystem positions us to benefit from multiple compounding growth drivers. As a result of our significant scale and highly flexible business model, we believe that we are uniquely positioned to capitalize on multiple compounding growth drivers: an accelerating understanding of the molecular origins of disease, technological innovation leading to the creation of new treatment modalities, an increasing number of biopharmaceutical industry participants with significant capital needs, competitive industry dynamics which reward companies that can rapidly execute broad clinical development programs, increasing U.S Food and Drug Administration ("FDA") drug approvals, and the potential for multiple royalties to be created from each new drug that reaches the market.

Our portfolio provides direct exposure to a broad array of blockbuster therapies. As of December 31, 2024, our portfolio included royalties on 15 therapies that each generated end-market sales of more than $1 billion in 2024, including seven therapies that each generated end-market sales of $3 billion or more. The therapies within our portfolio are marketed by leading global biopharmaceutical companies for whom these products are important sources of revenue. Given the marketers' significant focus on and investment in these products, they are motivated to invest substantial resources in driving continued sales growth.

Our portfolio is highly diversified across products, therapeutic areas and marketers. As of December 31, 2024, our portfolio consists of royalties on more than 35 marketed biopharmaceutical therapies which address a wide range of therapeutic areas, including rare diseases, neuroscience, cancer, hematology, immunology, respiratory and diabetes. In 2024, no individual product accounted for more than 28% of our Portfolio Receipts. The royalties in our portfolio entitle us to payments based directly on the top-line sales of the associated therapies, rather than the profits of these therapies. As such, the diversification of our cash generation directly reflects the diversification of our royalties, rather than varying levels of product-level profitability, as would typically be expected within a biopharmaceutical company.

The key growth-driving royalties in our portfolio are protected by long patent lives. The estimated weighted average duration of our portfolio is approximately 13 years based on projected cumulative cash royalty receipts. Our largest marketed royalty in 2024 was on Vertex's cystic fibrosis franchise. Existing patent applications covering Trikafta, the most significant product in that franchise, are expected to provide exclusivity through 2037. Several of our marketed royalties have unlimited durations and could provide cash flows for many years after key patents have expired.

Our simple and efficient operating model generates substantial cash flow for reinvestment in new biopharmaceutical royalties. Our capital-efficient operating model requires limited operating expenses and no material capital investment in fixed assets or infrastructure in order to support the ongoing growth of our business. Our high cash flow conversion provides us with significant capital that we can redeploy for new royalty acquisitions and return to shareholders through dividends or share repurchases. In 2024, we generated Portfolio Receipts of $2.8 billion. We deployed $2.8 billion of cash in 2024 to acquire royalties, milestones and other contractual receipts, paid dividends of $376.5 million and repurchased shares for $229.9 million.

We have a talented, long-tenured team with extensive experience and deep industry relationships. Our team has significant experience identifying, evaluating and acquiring royalties on biopharmaceutical therapies. Together they have been responsible for $29.2 billion in announced transactions of biopharmaceutical royalties, milestones and other contractual receipts from 2012 through 2024. Our acquisitions have included many of the industry's leading therapies such as Trikafta, Tremfya, Imbruvica and Xtandi. Our long history of collaboration has resulted in deep relationships with a broad range of participants across the biopharmaceutical industry.

Our Strategy

We intend to grow our business by continuing to partner with constituents across the biopharmaceutical value chain to fund innovation. Our growth strategy is tailored to the needs of our partners through a variety of structures:

- *Third-party Royalties* – Existing royalties on approved or late-stage development therapies with high commercial potential. A royalty is the contractual right to a percentage of top-line sales from a licensee's use of a product, technology or intellectual property. The majority of our current portfolio consists of third-party royalties.

- ***Synthetic Royalties –*** Newly-created royalties on approved or late-stage development therapies with strong proof of concept and high commercial potential. A synthetic royalty is the contractual right to a percentage of top-line sales by the developer or marketer of a therapy in exchange for funding. A synthetic royalty may also include contingent milestone payments. We also fund ongoing R&D for biopharmaceutical companies in exchange for future royalties and milestones if the product or indication we are funding is approved.

- ***Launch and Development Capital –*** Tailored supplemental funding solutions, generally included as a component within a transaction, increase the scale of our capital. Launch and development capital is generally provided in exchange for a long-term stream of fixed payments with a predetermined schedule around the launch of a drug. Launch and development capital may also include a direct investment in the public equity of a company.

- ***Mergers and Acquisitions ("M&A") Related –*** We acquire royalties in connection with M&A transactions, often from the buyers of biopharmaceutical companies when they dispose of the non-strategic assets of the target company following the closing of the acquisition. We also seek to partner with companies to acquire other biopharmaceutical companies that own significant royalties. We may also seek to acquire biopharmaceutical companies that have significant royalties or where we can create royalties in subsequent transactions.

Additionally, we may identify additional opportunities, platforms or technologies that leverage our capabilities.

From 2012 through 2024, we deployed $9.3 billion of cash to acquire royalties, milestones and other contractual receipts on development-stage product candidates. As of December 31, 2024, products underlying $6.5 billion of these acquisitions have already been approved, representing a success rate to date of 70%, while products underlying $1.0 billion were not approved and products underlying $1.8 billion are still in development.


Approval Status of Total Capital Deployment
2012 – 2024 (At Acquisition)
Development-Stage
Product Candidates
37% - $9.3 billion
Approved
Products
63% - $15.6 billion
$6.5 billion
in Development-
Stage Acquisitions
Now Approved
Approval Status of Total Capital Deployment
2012 – 2024 (Current)
Development-Stage
Product Candidates
7% - $1.8 billion
Not Approved
4% - $1.0 billion
Approved
Products
89% - $22.1 billion

Our approach is to first assess innovative science in areas of significant unmet medical need and then evaluate how to acquire royalties on therapies that we believe are attractive. We have a strong base of institutional knowledge of important therapeutic areas and key industry trends. Our team of scientific experts actively monitors the evolving treatment landscape across many therapeutic areas and treatment modalities in order to identify new opportunities. We analyze a wide range of scientific data and stay in constant communication with leading physicians, scientists, biopharmaceutical executives and venture capital firms. This allows us to quickly assess and gain conviction in the value of assets when acquisition opportunities arise.

We take a disciplined approach in assessing opportunities and seek to acquire exposure to therapies based on our framework of key product success factors:

- Strong scientific rationale;
- Significant impact on patients and/or caregivers;
- Conviction in probability of clinical and regulatory success for pre-approval programs;
- Mission and execution-oriented management team;
- Strong marketer and global commercial opportunity;
- Clear commercial positioning;
- Potential for multiple indications or label expansion;
- First-in-class or best-in-class;
- Long duration of patent protection or exclusivity; and
- Compelling value proposition for government and commercial payors.

Our focus is to create significant long-term value for our shareholders by acquiring both approved and development-stage product candidates through a variety of structures. In evaluating these acquisition opportunities, we focus on the following financial characteristics:

- **Attractive risk-adjusted returns:** we focus on generating attractive returns on our investments on a risk-adjusted basis. We evaluate opportunities across approved products as well as development-stage product candidates, primarily post proof of concept, and target returns based on the risk spectrum.

- **Long duration cash flows:** we prioritize long-duration assets over short-duration assets that may boost near-term financial performance. The durability of our cash flows also allows us to add leverage to our portfolio, enhancing returns and providing capital that we can use to acquire additional assets.

- **Growth and scale:** we seek assets that drive value creation and are accretive to our long-term growth profile.

We conduct extensive due diligence when evaluating potential new opportunities. We have end-to-end capabilities that span clinical and commercial analysis, valuation and transaction structuring. We have a highly focused and experienced team that conducts proprietary primary market research, forms its own views on the clinical and commercial outlook for the product, and builds its own financial models, allowing us to generate direct insights and to take significant accountability and ownership for our investments. We invest significant time and resources across all levels of the organization, including senior leadership, in the evaluation of potential opportunities.

Approved Products

Portfolio Overview

The following table provides an overview of our current portfolio of royalties on approved products, including end market sales of the therapies in our portfolio:

Products	Marketer(s)	Therapeutic Area	Product Detail	2024 Portfolio Receipts (in millions)	2024 End Market Sales (in millions)[1]
Cystic fibrosis franchise[2]	Vertex	Rare disease	Cystic fibrosis	$857	$11,020
Trelegy	GSK	Respiratory	Chronic obstructive pulmonary disease and asthma	284	3,456
Tysabri	Biogen	Neuroscience	Relapsing forms of multiple sclerosis	262	1,711
Imbruvica	AbbVie, Johnson & Johnson	Cancer	Hematological malignancies and chronic graft versus host disease	191	4,466
Evrysdi	Roche	Rare disease	Spinal muscular atrophy	174	1,853
Xtandi	Pfizer, Astellas	Cancer	Prostate cancer	169	5,906
Promacta	Novartis	Hematology	Chronic immune thrombocytopenic purpura and aplastic anemia	158	2,216
Tremfya	Johnson & Johnson	Immunology	Plaque psoriasis, psoriatic arthritis and ulcerative colitis	140	3,670
Cabometyx/Cometriq	Exelixis, Ipsen, Takeda	Cancer	Kidney, liver and thyroid cancers	73	2,483
Spinraza	Biogen	Rare disease	Spinal muscular atrophy	45	1,506
Trodelvy	Gilead	Cancer	Breast cancer	43	1,300
Erleada	Johnson & Johnson	Cancer	Prostate cancer	39	2,999
Orladeyo	BioCryst	Rare disease	Hereditary angioedema prophylaxis	39	437
Nurtec ODT/Zavzpret	Pfizer	Neuroscience	Migraine	26	1,263[3]
Other products[4]				273	—
Royalty Receipts				$2,771	
Milestones and other contractual receipts				31	—
Portfolio Receipts				**$2,801**	

Amounts shown in the table may not add due to rounding.

(1) Represents end market sales for 2024 as reported by respective product marketers or, where marketers have not reported end market sales by February 10, 2025 based on Visible Alpha projections as of February 10, 2025. For the majority of our royalties, Royalty Receipts lag product performance by one quarter and can generally be estimated by applying our publicly disclosed royalty rate to the preceding quarter's marketer-announced net revenues on a product-by-product basis.

(2) The cystic fibrosis franchise includes the following approved products: Kalydeco, Orkambi, Symdeko/Symkevi, Trikafta/Kaftrio and Alyftrek, which was approved by the FDA in December 2024.

(3) Reflects 2024 end market sales for Nurtec ODT. Zavzpret sales are not disclosed by Pfizer.

(4) Other products primarily include royalties on the following products: Cimzia, Crysvita, Emgality, Entyvio, Farxiga/Onglyza, IDHIFA, Prevymis, Soliqua and distributions from the Legacy SLP Interest, which are presented as *Distributions from equity method investees* on the Statements of Cash Flows.

Portfolio Summary

The table below provides a summary of the acquisition year, estimated royalty duration, royalty rates and the ownership percentages attributable to Royalty Pharma, net of legacy non-controlling interests for selected approved products in our portfolio:

Products	Acquisition Year(s)	Estimated Royalty Duration[1]	Royalty Rates[2]	Attributable to Royalty Pharma[3]
Cystic fibrosis franchise[4]	2014, 2020	2039-2041	Blended royalty of slightly over 9% for Trikafta; See footnote (4)	86.5%
Trelegy[5]	2022	2029-2030	Tiered royalty of 6.5% on first $750 million, up to 10% on sales >$2.25 billion	100.0%
Tysabri	2017	Perpetual	Tiered payments of 18% on first $2 billion and 25% on sales >$2 billion	82.4%
Imbruvica	2013	2027-2032	Downward tiered mid-single digit royalty	82.4%
Evrysdi[6]	2020, 2023, 2024	2035-2036	Tiered royalty of 7.2% on first $500 million, up to 14.5% on sales >$2 billion	100.0%
Xtandi	2016	2027-2028	Slightly less than 4% royalty	82.4%
Promacta	2019	2025-2028	Upward tiered 4.7% to 9.4% royalty	82.4%
Tremfya	2021	2031-2032	Upward tiered mid-single digit royalty	100.0%
Cabometyx/Cometriq[7]	2021	2026-2029	3% royalty	100.0%
Spinraza[8]	2023	2030-2035	Upward tiered 2.8% to 3.8% royalty, increasing to 5% to 6.8% in 2028	100.0%
Trodelvy	2018	Perpetual	Tiered royalty of 4.15% on first $2 billion, down to 1.75% on sales >$6 billion	82.4%
Erleada	2019, 2023	2032	Low-single digit royalty	86.7%
Orladeyo[9]	2020, 2021	2036-2039	Tiered royalty of 9.5% on first $350 million and 4.5% on sales up to $550 million	100.0%
Nurtec ODT/Zavzpret	2018, 2020	2034-2036	Tiered royalty of ~2.5% on first $1.5 billion and ~1.9% on sales >$1.5 billion	86.7%

(1) Durations shown represent our estimates as of the current reporting date of when a royalty will substantially end, which may vary by geography and may depend on clinical trial results, regulatory approvals (including the timing of such approvals), contractual terms, commercial developments, estimates of regulatory exclusivity and patent expiration dates (which may include estimated patent term extensions) or other factors. There can be no assurances that our royalties will expire when estimated.

(2) The royalties in our portfolio are subject to the underlying contractual agreements from which they arise and may be subject to reductions or other adjustments in accordance with the terms of such agreements. Royalty rates apply to annual worldwide net sales unless otherwise stated.

(3) Ownership percentages for cystic fibrosis franchise, Erleada and Nurtec ODT/Zavzpret represent blended percentages across multiple royalty interests based on 2024 Royalty Receipts.

(4) Royalty is perpetual. We estimate royalty duration of 2039-2041 due to expected Alyftrek patent expiration and potential generic entry thereafter leading to sales decline. We estimate expected Trikafta patent expiration in 2037 and potential generic entry thereafter leading to sales decline. For combination therapies, sales are allocated equally to each of the active pharmaceutical ingredients, with tiered royalties ranging from single digit to subteen percentages on sales of ivacaftor, lumacaftor and tezacaftor, and mid-single digit percentages on sales of elexacaftor. We believe that deuterated ivacaftor (deutivacaftor) is the same as ivacaftor and is therefore royalty-bearing, which would result in a blended royalty of approximately 8% for Alyftrek. Vertex has made public statements that it believes deuterated ivacaftor (deutivacaftor) is not royalty-bearing, which would result in a blended royalty of approximately 4% for Alyftrek.

(5) We will pay Theravance Biopharma, Inc. 85% of the royalties in respect of ex-U.S. sales after June 30, 2029 and 85% of the royalties in respect of U.S. sales after December 31, 2030. Royalties are tiered based on sales at 6.5% up to $750 million, 8% between $750 million and $1.25 billion, 9% between $1.25 billion and $2.25 billion, and 10% over $2.25 billion.

(6) Royalties are tiered based on sales at 7.2% up to $500 million, 10% between $500 million and $1 billion, 12.7% between $1 billion and $2 billion, and 14.5% over $2 billion. Our royalty rates are expected to be reduced by 8% in the early 2030s. Royalty entitlement does not reflect PTC exercising the option to sell its remaining 9.5% of the Evrysdi royalty.

(7) We are entitled to royalties on U.S. sales of cabozantinib products through September 2026 and non-U.S. markets through the full term of the royalty.

(8) Our royalty interest in Spinraza will revert to Ionis after we receive aggregate Spinraza royalties equal to $475 million or $550 million, depending on the timing and occurrence of certain events. We are entitled to 25% of Ionis' Spinraza royalty payments of 11% to 15% on sales up to $1.5 billion through 2027, increasing to 45% of royalty payments on sales up to $1.5 billion in 2028.

(9) Royalty is perpetual. Years shown represent estimated U.S. patent expiration for Orladeyo and potential generic entry thereafter leading to sales decline. We are also entitled to a tiered percentage of sublicense revenue for Orladeyo in certain territories.

There can be no assurance that our royalties will expire when expected. Any reductions in the durations of royalties relative to our estimates may adversely affect our financial condition or results of operations. See "Risk Factors" in Item 1A, Risk Factors for further information.

Other Recent Royalty Acquisitions and Key Developments on Recently Approved Products

• In December 2024, Vertex announced the FDA approval of the new triple-combination modulator Alyftrek (vanzacaftor triple) for treatment of cystic fibrosis in people ages 6 and older with at least one responsive mutation.

- In November 2024, we acquired a synthetic royalty on Rytelo from Geron Corporation for an upfront payment of $125 million. Rytelo is approved for the treatment of certain adult patients low- to intermediate-1 risk myelodysplastic syndromes with transfusion-dependent anemia. Following the acquisition, we are entitled to receive royalties on the U.S. net sales on Rytelo.

- In November 2024, we acquired a synthetic royalty on Niktimvo from Syndax Pharmaceuticals, Inc. for an upfront payment of $350 million. Niktimvo is approved for the treatment of chronic graft-versus-host disease and will be co-commercialized by Incyte. We expect to receive royalties on the U.S. net sales of Niktimvo beginning in 2025.

- In September 2024, Bristol Myers Squibb announced the FDA approval of Cobenfy (formerly KarXT), a first-in-class muscarinic agonist for the treatment of schizophrenia in adults.

- In September 2024, we acquired a synthetic royalty on Yorvipath from Ascendis Pharma A/S for an upfront payment of $150 million. Yorvipath is approved for the treatment of hypoparathyroidism in adults. We expect to receive royalties on Yorvipath beginning in 2025.

- In May 2024, we announced a transaction to acquire a royalty interest in Voranigo from Agios Pharmaceuticals for an upfront payment of $905 million contingent on FDA approval. In August 2024, we made the upfront payment following the FDA approval on Voranigo.

- In September 2023, we acquired a royalty interest in Skytrofa for an upfront payment of $150 million. Skytrofa is approved for the treatment of pediatric patients with growth failure due to inadequate secretion of endogenous growth hormone. We expect to receive royalties on Skytrofa beginning in 2025.

Development-Stage Product Candidates

The table below provides a summary of our portfolio of development-stage product candidates, which have not been approved and therefore have not generated any royalties (and we have not collected any related Royalty Receipts) to date:

Product Candidates	Marketer(s)	Therapeutic Area	Status[1]	Product Description
Aficamten	Cytokinetics	Cardiology	PDUFA date Q3 2025	Cardiac myosin inhibitor for obstructive hypertrophic cardiomyopathy
Ampreloxetine	Theravance	Neuroscience	Phase 3 data expected 2026	Once-daily norepinephrine reuptake inhibitor for symptomatic neurogenic orthostatic hypotension in patients with multiple system atrophy
CK-586	Cytokinetics	Cardiology	Phase 2	Cardiac myosin inhibitor to reduce the hypercontractility associated with heart failure with preserved ejection fraction
Deucrictibant	Pharvaris	Rare disease	Phase 3 data expected 2026	Novel, oral bradykinin B2 receptor antagonist for preventing and treating hereditary angioedema attacks
Ecopipam	Emalex	Neuroscience	Phase 3 data expected 2025	Oral dopamine-1 receptor antagonist for Tourette's Syndrome
Frexalimab	Sanofi	Immunology	Phase 3 data expected 2027	Anti-CD40 ligand monoclonal antibody
Olpasiran	Amgen	Cardiology	Phase 3 data expected 2027	Small interfering ribonucleic acid for elevated lipoprotein(a), a genetically determined independent risk factor for cardiovascular disease
Omecamtiv mecarbil	Cytokinetics	Cardiology	Phase 3 data expected 2027	Cardiac myosin activator for the treatment of heart failure with severely reduced ejection fraction
Pelabresib	Novartis	Cancer	Phase 3	Bromodomain and extra-terminal inhibitor for myelofibrosis
Pelacarsen	Novartis	Cardiology	Phase 3 data expected 2026	Antisense oligonucleotide for elevated lipoprotein(a), a genetically determined independent risk factor for cardiovascular disease
Seltorexant	Johnson & Johnson	Neuroscience	Phase 3 data expected 2027	Selective orexin 2 receptor antagonist for major depressive disorder with insomnia symptoms
TEV-'749	Teva	Neuroscience	Phase 3 data expected 2025	Long-acting subcutaneous injection of olanzapine for schizophrenia
Trontinemab	Roche	Neuroscience	Phase 1a/2b	Novel Brainshuttle Aβ antibody for the treatment of Alzheimer's disease
Tulmimetostat	Novartis	Cancer	Phase 2	Second-generation enhancer of zeste homolog 2 inhibitor for hematological malignancies and solid tumors

PDUFA: Prescription Drug User Fee Act.
(1) Based on information disclosed by marketer of the underlying product and information available on clinicaltrials.gov as of February 10, 2025.

Other Significant Funding Arrangements

The table below provides a summary of our significant contractual funding arrangements and related funding status as of December 31, 2024 (in thousands, unless otherwise stated):

	Funded	Required Future Draw	Potential Future Draw	Total	Total Repayments Based on Amounts Funded	Payments Received to Date
Cytokinetics Commercial Launch Funding[1]	$100,000	$50,000[2]	$250,000[2]	$400,000	$190,000	$11,520
Cytokinetics Development Funding[3]	100,000	—	—	100,000	Refer to footnote (3)	Refer to footnote (3)
MorphoSys Development Funding Bonds	300,000	—	—	300,000	Refer to footnote (4)	Refer to footnote (4)
Teva Development Co-Funding Arrangement[5]	100,000	—	—	100,000	$100 million or $125 million	—

(1)   Comprised of seven tranches of which tranches one and six, each of $50 million, were funded. Quarterly payments on tranche one began in the fourth quarter of 2023 and continue through the first quarter of 2032. Quarterly payments on tranche six will begin in the first quarter of 2026 and continue through the second quarter of 2034.

(2)   Potential future draw of $250 million assumes that no more than $25 million will be drawn under tranche 4. Up to $75 million is available to be drawn under tranche 4 until April 2025 and up to $100 million is available to be drawn under tranche 5 until December 2025. A minimum of $50 million is required to be drawn under either tranche 4 or tranche 5. The condition for $175 million to become available to be drawn under tranche 7 has not yet been satisfied.

(3)   If a Phase 3 trial of omecamtiv mecarbil is positive and FDA approval is received within a specific timeframe, we will receive payments of $100 million and the greater of an incremental 2% royalty on omecamtiv mecarbil, or quarterly fixed payments ranging from $5 million to $8 million per quarter for 18 quarters and an incremental 2% royalty thereafter. Alternatively, if FDA approval is not received within a specific timeframe, we will receive 18 quarterly fixed payments totaling $240 million. Alternatively, if a Phase 3 clinical trial is not positive within a specific timeframe, we will receive 22 quarterly fixed payments totaling $230 million.

(4)   In January 2025, the MorphoSys Development Funding Bonds were sold for approximately $511 million. The $511 million will be treated as an asset sale and will not be included as Portfolio Receipts. Prior to the sale, we received two quarterly payments of $19.4 million in total.

(5)   If TEV-'749 is approved by the FDA, we will receive payments of $100 million in addition to tiered royalty payments based on worldwide sales of TEV-'749. If Teva chooses not to file a New Drug Application with the FDA following positive Phase 3 study results of TEV-'749, we will receive a payment of $125 million.

Competition

We face competition from other entities that acquire biopharmaceutical royalties, including competitors of the Manager that are in the similar business of acquiring biopharmaceutical royalties. There are a limited number of suitable and attractive acquisition opportunities available in the market. Therefore, competition to acquire such assets is intense. The Manager is subject to competition from other potential royalty buyers, including from the companies that market the products on which royalties are paid, financial institutions, investment funds and other entities. These other potential royalty buyers may be larger and better capitalized than us. The Manager may not be able to identify and obtain a sufficient number of asset acquisition opportunities to invest the full amount of capital that may be available to us. We also compete with other forms of financing available to biopharmaceutical companies, such as equity, debt or convertible debt financing and licensing opportunities. If biopharmaceutical companies opt to finance through such other means, we may not be able to acquire additional assets or grow our business. There can be no assurance that we will continue to acquire biopharmaceutical products and companies that hold biopharmaceutical royalties that are acceptable to us.

The products that provide the basis for the cash flows of the biopharmaceutical products in which we invest are also subject to intense competition. The biopharmaceutical industry is a highly competitive and rapidly evolving industry. The length of any product's commercial life cannot be predicted. There can be no assurance that one or more products will not be rendered obsolete or non-competitive by new or alternate products or improvements made to existing products, either by the current marketer of such products or by another marketer. Adverse competition, obsolescence, governmental and regulatory action, or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which serve as the security or other support for the payments due under the biopharmaceutical products that we hold.

Competitive factors affecting the market position and success of each product include:
- effectiveness;
- safety and side effect profile;
- price, including third-party insurance reimbursement policies;
- timing, introduction and marketer support of the product;
- efficacy and execution of marketing and commercialization strategy;
- market acceptance;
- manufacturing, supply and distribution;
- governmental regulation, including price caps;
- availability of lower-cost generics or biosimilars;
- intellectual property protection and exclusivity;
- treatment innovations that eliminate or minimize the need for a product; and
- product liability claims.

Products for which we have a royalty receivable or other interest may be rendered obsolete or non-competitive by new or alternate products, including generics or biosimilars, improvements on existing products or governmental or regulatory action. In addition, as biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies, products on which we have a royalty may become unattractive to commercialize or obsolete. If a product's market acceptance is diminished or it is withdrawn from the market, continuing payments with respect to biopharmaceutical products, including royalty payments and payments of interest on and repayment of the principal, may not be made on time or at all, which may affect our ability to realize the benefits of the royalty receivable or other interest in such product and may result in us incurring asset impairment charges. Further, any product for which we have a royalty receivable or other interest that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Many approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic products. Any of these developments could adversely affect products for which we have a royalty, and consequently could adversely affect our business, financial condition or results of operations.

Corporate Responsibility

Our mission is to accelerate innovation in life sciences and thereby positively impact patient lives globally. To accomplish this, we partner with innovators such as academic institutions, research hospitals, nonprofits and companies at the forefront of discovering lifesaving therapies to improve human health through solutions tailored to the needs of our partners. We believe that our corporate responsibility strategy, policies and practices will create sustainable long-term value for our company, our employees, our shareholders and other stakeholders, while also helping us reduce risk and identify new opportunities.

We maintain robust governance policies and practices that adhere to high standards of regulatory compliance, ethics, transparency and integrity. Our Board believes that its independence from and oversight of management are maintained effectively through its leadership structure, composition and sound corporate governance policies and practices.

We support expanding patient access to health care and medicine by providing funding to organizations addressing unmet patient needs through innovation and engaging in philanthropic activities. We incorporate material corporate responsibility, regulatory, geopolitical and reputational considerations, including access to health and medicine, research and development, ethical clinical trials, therapeutic area profile, ethical conduct and product quality and safety into our investment decision-making and management practices. This includes considering key risks and opportunities during the due diligence process and, where we believe we can have a material impact, engaging on these matters with our partners.

We are committed to implementing key sustainability practices across our operations and taking steps to measure, manage and minimize our environmental impact where possible. We believe that sustainability is critical to addressing related risks and opportunities for our business. We are focused on tracking our carbon footprint, mitigating our impact through energy efficiency and identifying ways to reduce our environmental impact.

Employees

Our directors and executive officers manage our operations and activities. However, we do not currently have any employees or any officers other than our executive officers. Pursuant to the management agreements entered into in connection with our initial public offering (collectively, the "Management Agreement") with the Manager, the Manager performs corporate and administration services for us.

As of December 31, 2024, the Manager had 99 employees. None of these employees are represented by labor unions or covered by any collective bargaining agreement. We believe that the Manager's relations with its employees are satisfactory.

Human Capital

Because we are "externally managed," we do not employ our own personnel, but instead depend upon the Manager and its executive officers and employees for all of the services we require. Under the Management Agreement, the Manager manages the assets of our business and sources and evaluates royalty acquisitions. Accordingly, our success is dependent upon the expertise and services of the executive officers and other personnel provided to us through the Manager. The Manager is responsible for the selection of these executive officers and other personnel, and our Board of Directors reviews personnel with the Manager with the objective of evaluating the Manager's internal capabilities. The Management Development and Compensation Committee of our Board of Directors in consultation with the Manager also plans for the succession of senior management of the Manager. The Management Agreement requires the Manager's executives to devote substantially all of their time to managing us, Royalty Pharma Investments 2019 ICAV ("RPI 2019 ICAV") and any legacy vehicles related to Royalty Pharma Investments, an Irish unit trust ("Old RPI") unless otherwise approved by our Board of Directors.

The Manager is focused on creating a supportive and values-based culture that elevates health, well-being and growth. The Manager values diverse teams and backgrounds: as of December 31, 2024, 48% of the workforce of our Manager are women and approximately 33% of the workforce of our Manager are ethnically diverse.

In January 2025, we agreed to acquire the Manager for approximately $1.1 billion in total consideration (the "Internalization"). The Internalization is expected to close in the second quarter of 2025 subject to shareholder approval. Following the Internalization, we would cease to be externally managed and would operate as an integrated company with all employees of the Manager becoming employees of the Company. We expect the Internalization would enhance corporate governance and employee retention with a significant equity component of the consideration.

Governmental Regulation and Environmental Matters

Our business has been and will continue to be subject to numerous laws and regulations. Failure to comply with these laws and regulations could subject us to administrative and legal proceedings and actions by various governmental bodies. See "Risk Factors" in Item 1A, Risk Factors for further information. Our compliance with these laws and regulations has not had a material impact on our capital expenditures, earnings, financial condition or competitive position in excess of those affecting others in our industry.

We believe that there are no compliance issues with laws and regulations that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, that have adversely affected, or are reasonably expected to adversely affect, our business, financial condition or results of operations, and we do not currently anticipate material capital expenditures arising from environmental regulation. We believe that climate change could present risks to our business. Some of the potential impacts of climate change to our business include increased operating costs due to additional regulatory requirements and the risk of disruptions to our business. We do not believe these risks are material to our business at this time.

U.S. Investment Company Act Status

We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act if, absent an applicable exemption, (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the ICA 40% Test.

We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, and believe that we are not engaged primarily in the business of investing, reinvesting or trading in securities. We believe that, for U.S. Investment Company Act purposes, we are engaged primarily, through one or more of our subsidiaries, in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise. Our subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the U.S. Investment Company Act, which, according to certain SEC staff interpretations, generally may be available to an issuer that invests at least 55% of its assets in "notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services," which we refer to as ICA Exception Qualifying Assets, and that does not issue any redeemable securities, face-amount certificates of the installment type or periodic payment plan certificates.

In a no-action letter, dated August 13, 2010, to our predecessor, the SEC staff promulgated an interpretation that royalties that entitle an issuer to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical assets that use intellectual property covered by specific license agreements are ICA Exception Qualifying Assets under Section 3(c)(5)(A). We rely on this no-action letter for the position that royalty receivables relating to biopharmaceutical assets that we hold are ICA Exception Qualifying Assets under Section 3(c)(5)(A) and Section 3(c)(6), which is described below.

As the parent of one or more subsidiaries that rely on Section 3(c)(5)(A), we currently are exempted from registration as an investment company based on Section 3(a)(1)(C) and/or Section 3(c)(6) of the U.S. Investment Company Act. To ensure that we are not obligated to register as an investment company, we must not exceed the thresholds provided by the ICA 40% Test. For purposes of the ICA 40% Test, the term "investment securities" does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the U.S. Investment Company Act, such as majority-owned subsidiaries that rely on Section 3(c)(5)(A). We also may rely on Section 3(c)(6), which, based on SEC staff interpretations, requires us to invest, either directly or through majority-owned subsidiaries, at least 55% of our assets in, as relevant here, businesses relying on Section 3(c)(5)(A). For a subsidiary to be "majority-owned," a parent entity must own a majority of the voting securities of the applicable security. Therefore, the assets that we and our subsidiaries hold and acquire are limited by the provisions of the U.S. Investment Company Act and the rules and regulations promulgated thereunder.

If the SEC or its staff in the future adopts a contrary interpretation to that provided in the no-action letter to Royalty Pharma or otherwise restricts the conclusions in the SEC staff's no-action letter such that royalties are no longer treated as ICA Exception Qualifying Assets for purposes of Section 3(c)(5)(A) and Section 3(c)(6), or the SEC or its staff in the future determines that the no-action letter does not apply to some or all types of royalty receivables relating to biopharmaceutical assets, our business will be materially and adversely affected. In particular, we would be required either to convert to a corporation formed under the laws of the United States or a state thereof (which would likely result in our being subject to U.S. federal corporate income taxation) and to register as an investment company, or to stop all business activities in the United States until such time as the SEC grants an application to register us as an investment company formed under non-U.S. law. It is unlikely that such an application would be granted and, even if it were, requirements imposed by the Investment Company Act, including limitations on our capital structure, our ability to transact business with affiliates and our ability to compensate key employees, could make it impractical for us to continue our business as currently conducted. Our no longer qualifying for an exemption from registration as an investment company would materially and adversely affect the value of your Class A ordinary shares and our ability to pay dividends in respect of our Class A ordinary shares.

Corporate Information

Our predecessor was founded in 1996 and we were incorporated under the laws of England and Wales on February 6, 2020. We are a holding company and our principal asset is a controlling equity interest in Royalty Pharma Holdings Ltd ("RP Holdings"). Our principal executive offices are located at 110 East 59th Street, New York, NY 10022, and our telephone number is (212) 883-0200. Our internet site is www.royaltypharma.com. Our website and the information contained therein or connected thereto is not incorporated into this Annual Report on Form 10-K. Our agent for service in the United States is CSC North America located at 251 Little Falls Drive, Wilmington, DE 19808.

Available Information

Our reports filed with or furnished to the SEC pursuant to Sections 13(a) and 15(d) of the Securities Exchange Act of 1934, as amended, or the Exchange Act, are available, free of charge, on the Investors section of our website at https://royaltypharma.com as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains a website at http://www.sec.gov that contains reports, and other information regarding us and other companies that file materials with the SEC electronically. We use the Investor section of our website as a means of disclosing material information. Accordingly, investors should monitor our website, in addition to following our press releases, SEC filings, and public conference calls and webcasts. Statements and information concerning our status as a Passive Foreign Investment Company ("PFIC") for U.S. taxpayers are also available, free of charge, on the Investors section of our website under "Tax Information." The information contained on or connected to the websites referenced in this Annual Report on Form 10-K is not incorporated by reference into this filing. Further, references to website URLs are intended to be inactive textual references only.

Item 1A.   RISK FACTORS

Described below are certain risks that we believe apply to our business. You should carefully consider the following information about these risks, together with the other information contained in this Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business.

Summary of Risk Factors

Our business is subject to a number of risks, including risks that may adversely affect our business, financial condition or results of operations. These risks are discussed more fully below and include, but are not limited to, risks related to:

Risks Relating to Our Business

- risks related to sales of biopharmaceutical products on which we receive royalties;

- the growth of the royalty market;

- the ability of the Manager to identify suitable assets for us to acquire;

- uncertainties related to the acquisition of interests in development-stage biopharmaceutical product candidates and our strategy to add interests in development-stage product candidates to our product portfolio;

- potential strategic acquisitions of biopharmaceutical companies;

- our use of leverage in connection with our capital deployment;

- our ability to leverage our competitive strengths;

- marketers of products that generate our royalties are outside of our control and are responsible for development, pursuit of ongoing regulatory approval, commercialization, manufacturing and marketing;

- disputes with our partners or payors of our royalties;

- governmental regulation of the biopharmaceutical industry;

- interest rate risk, foreign exchange fluctuations and inflation;

- the assumptions underlying our business model;

- the competitive nature of the biopharmaceutical industry;

Risks Relating to Our Organization and Structure

- our organizational structure, including our status as a holding company;

- our reliance on the Manager for all services we require, including our reliance on key members of the Manager's senior advisory team;

- actual and potential conflicts of interest with the Manager and its affiliates;

- the ability of the Manager or its affiliates to attract and retain highly talented professionals;

Risks Relating to Our Internalization

- the Internalization may not close due to a variety of factors, including the failure or significant delay in obtaining regulatory approvals, and, even if it does close, we may not realize the anticipated benefits;

- the Share Consideration in connection with the Internalization, and future sales of our Class A ordinary shares by the Sellers may adversely affect the market price of our Class A ordinary shares;

- certain of our officers and directors have interests in the Internalization that are different from, and may potentially conflict with, the interests of us and our shareholders;

- the exposure to risks to which we have not historically been exposed, including liabilities with respect to the assets acquired from the Manager;

Risks Relating to Our Class A Ordinary Shares

- volatility of the market price of our Class A ordinary shares;

- our incorporation under English law;

Risks Relating to Taxation

- the effect of changes to tax legislation and our tax position;

General Risk Factors

- cyber-attacks or other failures in telecommunications or information technology systems; and

- the outbreak of any infectious or contagious diseases.

Risks Relating to Our Business

Biopharmaceutical products are subject to sales risks.

Biopharmaceutical product sales may be lower than expected due to a number of reasons, including pricing pressures, insufficient demand, product competition, failure of clinical trials, lack of market acceptance, changes in the marketer's strategic priorities, obsolescence, lack of acceptance by healthcare programs or insurance plans, loss of patent protection, government regulations or other factors, and development-stage product candidates may fail to reach the market. Unexpected side effects, safety or efficacy concerns can arise with respect to a product, leading to product recalls, withdrawals, declining sales or litigation. As a result, payments of our royalties may be reduced or ceased. In addition, these payments may be delayed, causing our near-term financial performance to be weaker than expected.

The royalty market may not grow at the same rate as it has in the past, or at all, and we may not be able to acquire sufficient royalties to sustain the growth of our business.

We have been able to grow our business over time by primarily acquiring royalties. However, we may not be able to identify and acquire a sufficient number of royalties, or royalties of sufficient scale, to invest the full amount of capital that may be available to us in the future, or at our targeted amount and rate of capital deployment, which could prevent us from executing our growth strategy and negatively impact our business. Changes in the royalty market, including its structure, participants, growth rate, changes in preferred methods of financing and capital raising in the biopharmaceutical industry, or a reduction in the growth of the biopharmaceutical industry, could lead to diminished opportunities for us to acquire royalties, fewer royalties (or fewer royalties of significant scale) being available, or increased competition for royalties. Even if we continue to acquire royalties, they generally will not generate a meaningful return for a period of several years, if at all, due to transaction structures, circumstances relating to the underlying products or other factors. As a result, we may not be able to continue to acquire royalties or otherwise grow our business as we have in the past, or at all.

Acquisitions of royalties from our investments in development-stage biopharmaceutical product candidates are subject to additional risks and uncertainties.

We may acquire more royalties on development-stage product candidates that have not yet received marketing approval by any regulatory authority or been commercialized. There can be no assurance that the FDA, the Medicines and Healthcare products Regulatory Agency ("MHRA"), the European Medicines Agency ("EMA"), Pharmaceuticals and Medical Devices Agency ("PMDA") or other regulatory authorities will approve such products or that such products will be brought to market on a timely basis or at all, or that the market will be receptive to such products. We have previously acquired royalties on development-stage product candidates for which clinical development was stopped for a number of reasons, including clinical trials failing to meet their primary endpoints. These failures have resulted in, and future failures could lead to, non-cash impairment charges or other investment write downs.

If the FDA, MHRA, the EMA, PMDA or other regulatory authority approves a development-stage product candidate that generates our royalties, the labeling, packaging, manufacturing, adverse event reporting, storage, advertising, promotion and recordkeeping for the product will be subject to extensive and ongoing regulatory requirements. The subsequent discovery of previously unknown problems with the product, including adverse events of unanticipated severity or frequency, may result in restrictions on the marketing of the product and could include withdrawal of the product from the market.

In addition, the developers of these development-stage product candidates may not be able to raise additional capital to continue their discovery, development and commercialization activities, which may cause them to delay, reduce the scope of, or eliminate one or more of their clinical trials or R&D programs. If other product developers introduce and market products that are more effective, safer or less expensive than the products that generate our royalties, or if such developers introduce their products prior to the competing products underlying our royalties, the products in which we have invested may not achieve commercial success and thereby result in diminished returns or reduced royalties for us, adversely affecting our business, financial condition or results of operations.

Further, the developers of such products may not have sales, marketing or distribution capabilities. If no sales, marketing or distribution arrangements can be made on acceptable terms or at all, the affected product may not be able to be successfully commercialized, which will result in a loss for us. Losses from such assets could adversely affect our business, financial condition or results of operations.

We intend to continue to provide capital to innovators to co-fund clinical development of a product candidate in exchange for a share of the future revenues of that asset and when we do so, we do not control its clinical development. In these situations, the innovators may not complete activities on schedule or in accordance with our expectations or in compliance with applicable laws and regulations, which could delay or prevent the development, approval, manufacturing or commercialization of the development-stage product candidate for which we have provided funding.

Uncertainty relating to development-stage product candidates makes it more difficult to develop accurate assumptions for our internal models, which can result in reduced royalties compared to estimates. There can be no assurance that our assumptions around the likelihood of a development-stage product candidate's approval or achieving significant sales will prove correct, that regulatory authorities will approve such development-stage product candidates, that such development-stage product candidates will be brought to market on a timely basis or at all, or that such products will achieve commercial success or result in royalties consistent with our estimates.

We may undertake strategic acquisitions of operating biopharmaceutical companies or acquire securities of biopharmaceutical companies. Our failure to realize expected benefits of such acquisitions could adversely affect our business, financial condition or results of operations.

We may acquire companies with significant royalty assets or where we believe we could create significant synthetic royalties. These acquired or created royalty assets may not perform as we project. Moreover, the acquisition of operating biopharmaceutical companies will result in the assumption of, or exposure to, liabilities of the acquired business that are not inherent in our other royalty acquisitions, such as direct exposure to product liability claims, high fixed costs or an expansion of our operations and expense structure, thereby potentially decreasing our profitability. The diversion of our management's attention and any delay or difficulties encountered in connection with any future acquisitions we may consummate could result in the disruption of our on-going business operations. Despite our business, financial and legal due diligence efforts, we have limited experience in assessing opportunities to acquire operating businesses, and we ultimately may be unsuccessful in ascertaining or evaluating all risks associated with such acquisitions. Moreover, we may need to raise additional funds through public or private debt or equity financing to acquire any businesses or products, which may result in dilution for shareholders or the incurrence of indebtedness. As a result, our acquisition of operating biopharmaceutical companies could adversely affect our business, financial condition or results of operations.

We may seek to expand our market opportunity by acquiring securities issued by biopharmaceutical companies. Where we acquire equity securities as all or part of the consideration for business development activities, the value of those securities will fluctuate, and may depreciate. We will not control the companies in which we acquire securities, and as a result, we will have limited ability to determine management, operational decisions or policies. Further, such transactions may face risks and liabilities that due diligence efforts fail to discover, that are not disclosed to us, or that we inadequately assess. In addition, as a result of our activities, we may receive material non-public information about other companies. Where such information relates to a company whose equity securities we hold, we may be delayed or prevented from selling such securities when we would otherwise choose to do so, and such delay or prohibition may result in a loss or reduced gain on such securities.

We use leverage in connection with our capital deployment, which magnifies the potential for loss if the royalties acquired do not generate sufficient income to us.

We use borrowed funds to finance a significant portion of our capital deployment. The use of leverage creates an opportunity for an increased return but also increases the risk of loss if our assets do not generate sufficient cash flows to us. Our interest expense has increased in recent years. The interest expense and other costs incurred in connection with such borrowings may not be covered by our cash flow. In addition, leverage may inhibit our operating flexibility and reduce cash flow available for dividends or to make share repurchases.

The level of our indebtedness could limit our ability to respond to changing business conditions. The various agreements relating to our borrowings may impose operating and financial restrictions on us which could affect the number and size of the royalties that we may pursue. Therefore, no assurance can be given that we will be able to take advantage of favorable conditions or opportunities as a result of any restrictive covenants under our indebtedness. There can also be no assurance that additional debt financing, either to replace or increase existing debt financing, will be available when needed or, if available, will be obtainable on terms that are commercially reasonable.

Additional risks related to our leverage include:

- to the extent that interest rates at which we borrow increase, our borrowing costs will increase and our leveraging strategy will become more costly, which could lead to diminished Portfolio Cash Flow and net profits;

- we have to comply with various financial covenants in the agreements that govern our debt, including requirements to maintain certain leverage ratios and coverage ratios, which may affect our ability to achieve our business objectives;

- our ability to pay dividends or make share repurchases may be restricted;

- our royalties may be used as collateral for our borrowings; and

- in the event of a default under secured borrowings, if any, one or more of our creditors or their assignees could obtain control of our royalties and, in the event of a distressed sale, these creditors could dispose of these royalties for significantly less value than we could realize for them.

We do not employ our own personnel and are entirely dependent upon the Manager for all the services we require.

Because we are "externally managed," we do not employ our own personnel, but instead depend upon the Manager, its executive officers and its employees for all of the services we require. The Manager selects and manages the acquisition of royalties, milestones and other contractual receipts and related assets that meet our investment criteria and provides all our other administrative services. Accordingly, our success is dependent upon the expertise and services of the executive officers and employees of the Manager. The Management Agreement has an initial term of ten years, after which it can be renewed for an additional term of three years, unless either we or the Manager provide notice of non-renewal 180 days prior the expiration of the initial term or renewal term. The Manager may not be removed during the initial or any renewal term without cause. While our Management Agreement requires its executives to devote substantially all their time to managing us and any legacy vehicles related to RPI 2019 ICAV or Old RPI unless otherwise approved by the board of directors, such resources may prove to be inadequate to meet our needs.

The success of our business depends upon key members of the Manager's advisory team who may not continue to work for the Manager.

We depend on the expertise, skill and network of business contacts of the key members of the Manager's advisory team, who evaluate, negotiate, structure, execute, monitor and service our assets. Our future success depends to a significant extent on the continued service and coordination of the advisory team of the Manager, particularly Mr. Legorreta. Pursuant to the Management Agreement, executives of the Manager must devote substantially all of their business time to managing us, unless otherwise approved by the board of directors. Despite this, Mr. Legorreta and other key members of the Manager's advisory team may have other demands on their time, and we cannot assure you that they will continue to be actively involved in our business. Each of these individuals is an employee of the Manager and is not subject to an employment contract with us, which means we do not direct the composition of the Manager's advisory team as well as the compensation or professional development of these individuals. The departure of any of these individuals or competing demands on their time could adversely affect our business, financial condition or results of operations.

The key advisory professionals of the Manager have relationships with participants in the biopharmaceutical industry, financial institutions and other advisory professionals, which we rely upon to source potential asset acquisition opportunities. If the key advisory professionals of the Manager fail to maintain such relationships, or to develop new relationships with other sources, we may not be able to grow our portfolio. In addition, we can offer no assurance that these relationships, even if maintained, will generate royalty acquisition opportunities for us in the future.

There can be no assurance that the policies and procedures we have established to mitigate conflicts of interest will be effective in doing so.

The Manager cannot manage another entity that invests in or acquires royalties other than any legacy vehicle related to RPI 2019 ICAV or Old RPI. Every senior executive of the Manager is subject to a non-compete agreement that is effective for 18 months following termination of their employment for any reason. We are a beneficiary of these agreements. In addition, executives of the Manager must devote substantially all of their time to managing us and any legacy vehicle related to RPI 2019 ICAV or Old RPI, unless otherwise approved by the board of directors. Despite this, the ability of the Manager and its officers and employees to engage in other business activities, subject to the terms of our Management Agreement, may reduce the amount of time the Manager, its officers or other employees spend managing us.

There could be conflicts of interest between us and our advisory personnel. For instance, Mr. Legorreta, our Chief Executive Officer, is also a co-founder of and has significant influence over Pharmakon Advisors, which shares physical premises with the Manager. Pharmakon manages BioPharma Credit PLC (LSE: BPCR) and other investment vehicles that collectively are leading providers of debt capital to the biopharmaceutical industry. Mr. Legorreta has a substantial investment in BioPharma Credit. In addition, Mr. Legorreta serves as the chairperson of the board of directors of ProKidney Corp. and he has founded and participates in foundations that receive and provide medical research funding. Even though he is involved with Pharmakon, BioPharma Credit PLC, ProKidney Corp. and the foundations described above, among other organizations, Mr. Legorreta does not have any material constraints on the time he has available to devote to the Manager and thereby to us. While the Manager and Pharmakon may pursue similar investment opportunities, we believe that actual conflicts of interest are rare due to differing investment strategies, and the fact that royalty holders determine the type of transaction they seek. Under arrangements with Pharmakon, the Manager subleases office space to Pharmakon, and the parties may provide research, business development, legal, compliance, financial and administrative services to one another. The Manager and Pharmakon reimburse each other to the extent that one of them provides materially more services to the other than they receive in return. In addition, certain employees of the Manager may receive compensation from Pharmakon.

The Manager's compensation arrangements may have unintended consequences. We have agreed to pay the Manager or its affiliates quarterly operating and personnel expenses (the "Operating and Personnel Payments"), based on Portfolio Receipts and the mark-to-market value of security investments at the end of each quarter regardless of whether we realize any gain on our investments. Consequently, the Manager may be incentivized to have us make investments regardless of our expected gain on such investments, which may not align with our or our shareholders' interests.

To service our indebtedness and meet our other ongoing liquidity needs, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. If we cannot generate the required cash, we may not be able to make the required payments under our indebtedness.

As of December 31, 2024, our total principal amount of senior unsecured notes outstanding was $7.8 billion. In addition, we have up to $1.8 billion of available revolving commitments under our Revolving Credit Facility (as defined below). Except for RP Holdings, our subsidiaries that do not guarantee the senior unsecured notes will have no obligation, contingent or otherwise, to pay amounts due under the senior unsecured notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. We cannot assure you that our business will generate sufficient cash flow from operations to enable us to pay our indebtedness or to fund our other liquidity needs.

Absent sufficient cash flow and the ability to refinance, we could also be forced to sell assets to make up for any shortfall in our payment obligations. However, the terms of the agreements that govern our existing outstanding debt limit our and our subsidiaries' ability to sell assets and also restrict the use of proceeds from such a sale. Accordingly, we may not be able to sell assets quickly enough or for sufficient amounts to enable us to meet our obligations on our indebtedness.

Our business is subject to interest rate, foreign exchange, inflation and banking industry risk.

We are subject to interest rate fluctuation exposure through any borrowings under our Revolving Credit Facility and our investments in money market accounts and marketable securities, the majority of which bear a variable interest rate. To the extent that interest rates generally increase, our borrowing costs may increase and our leverage strategy will become more costly, leading to diminished net profits.

Certain products pay royalties in currencies other than U.S. dollars, which creates foreign currency risk primarily with respect to the Euro, Canadian dollar, British pound, Swiss franc and Japanese yen, as our functional and reporting currency is the U.S. dollar. In addition, our results of operations are subject to foreign currency exchange risk through transactional exposure resulting from movements in exchange rates between the time we recognize royalty income or royalty revenue and the time at which the transaction settles, or we receive the royalty payment. Because we are entitled to royalties on worldwide sales for various products, there is an underlying exposure to foreign currency as the marketer converts payment amounts from local currencies to U.S. dollars using a quarterly average exchange rate. Therefore, cash received may differ from the estimated receivable based on fluctuations in currency.

We are also subject to risks and uncertainties caused by significant events with macroeconomic impacts, including, but not limited to geopolitical events, including the Russia-Ukraine conflict, conflicts in the Middle East, tensions between China and Taiwan, trade and other international disputes, including new or increased tariffs and other barriers to trade, rising inflation and interest rates, monetary policy changes, financial services sector instability, recessions, global pandemics, significant natural disasters and foreign currency fluctuations. Changes in the value of currencies relative to the U.S. dollar, or high inflation in countries using a currency other than the U.S. dollar, can impact our revenues, costs and expenses and our financial guidance.

Other events that affect the banking industry may adversely affect the banking institutions that hold our cash. Our primary operating accounts significantly exceed the Federal Deposit Insurance Corporation limits. In the event of a bank insolvency or failure, we may be considered a general creditor of the bank, and we might lose some or all of the cash deposited with the bank. Even where it is recognized that a bank might be in danger of insolvency or failure, we might not be able to withdraw or transfer our cash from the bank in time to avoid any adverse effects of the insolvency or failure.

Information available to us about the biopharmaceutical products underlying the royalties we buy may be limited and therefore our ability to analyze each product and its potential future cash flow may be similarly limited.

We may have limited information concerning the products generating the royalties we are evaluating for acquisition. Often, the information we have regarding products following our acquisition of a royalty may be limited to the information that is available in the public domain. Therefore, there may be material information that relates to such products that we would like to know but do not have and may not be able to obtain. For example, we do not always know the results of studies conducted by marketers of the products or others or the nature or amount of any complaints from doctors or users of such products. In addition, the market data that we obtain independently may also prove to be incomplete or incorrect. Due to these and other factors, the actual cash flow from a royalty may be significantly lower than our estimates.

Our future income is dependent upon numerous royalty-specific assumptions and, if these assumptions prove not to be accurate, we may not achieve our expected rates of returns.

Our business model is based on multiple-year internal and external forecasts regarding product sales and numerous product-specific assumptions in connection with each royalty acquisition, including where we have limited information regarding the product. There can be no assurance that the assumptions underlying our financial models, including those regarding product sales or competition, patent expirations, exclusivity terms, license terms or license terminations for the products underlying our portfolio, are accurate. These assumptions involve a significant element of subjective judgment and may be, and in the past have been, adversely affected by post-acquisition changes in market conditions and other factors affecting the underlying product. The risks relating to these assumptions may be exacerbated for development-stage product candidates due to the uncertainties around their development, labeling, regulatory approval, commercialization timing, anticipated pricing, manufacturing and supply, competing products or related factors. Our assumptions regarding the financial stability or operational or marketing capabilities of the partner obligated to pay us royalties may also prove, and in the past have proven, to be incorrect. Due to these and other factors, the assets in our current portfolio or future assets may not generate expected returns or returns in line with our historical financial performance or in the time periods we expect or at all, which could adversely affect our business, financial condition or results of operation.

We make assumptions regarding the royalty duration for terms that are not contractually fixed, and a shortened royalty term could result in a reduction in the effective interest rate, a decline in income from royalties, significant reductions in royalty payments compared to expectations, or a permanent impairment.

In accordance with generally accepted accounting principles in the United States ("GAAP"), we classify most royalty assets that we acquire as financial assets that are measured at amortized cost using the prospective effective interest method described in ASC 835-30. The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial invested amount, net of any purchased receivables. A critical component of such forecast is our assumptions regarding duration of the royalty.

The royalty duration is important for purposes of accurately measuring interest income over the life of a royalty. In making assumptions around the royalty duration for terms that are not contractually fixed, we consider the strength of existing patent protection, expected entry of generics, geographical exclusivity periods and potential patent term extensions tied to the underlying product.

The duration of a royalty usually varies on a country-by-country basis and can be based on a number of factors, such as patent expiration dates, whether the product is sold singly or in combination, regulatory exclusivity, years from first commercial sale of the patent-protected product, the entry of competing generic or biosimilar products, or other terms set out in the contracts governing the royalty. It is common for royalty durations to expire earlier or later than anticipated due to unforeseen positive or negative developments over time, including with respect to the granting of patents and patent term extensions, the invalidation of patents, claims of patent misuse, litigation between the party controlling the patents and third party challengers of the patents, the ability of third parties to design around or circumvent valid patents, the granting of regulatory exclusivity periods or extensions, timing for the arrival of generic or biosimilar competitor products, changes to legal or regulatory regimes affecting intellectual property rights or the regulation of pharmaceutical products, product life cycles, and industry consolidations.

If an unexpected shortening of a royalty term were to occur, it could result in a reduction in the effective interest rate for the asset, a decline in income from royalties, a significant reduction in royalty receipts compared to expectations, or a permanent impairment.

Most of our royalties are classified as financial assets that are measured at amortized cost using the effective interest method as a result of which our GAAP results of operations can be volatile and unpredictable.

In accordance with GAAP, most of the royalty assets we acquire are treated as investments in cash flow streams and are thus classified as financial assets. Under this classification, our financial royalty assets are treated as having a yield component that resembles loans measured at amortized cost under the effective interest accounting methodology. Under this accounting methodology, we calculate the effective interest rate on each financial royalty asset using a forecast of the expected cash flows to be received over the life of the financial royalty asset relative to the initial acquisition price. The yield, which is calculated at the end of each reporting period and applied prospectively, is then recognized via accretion into our income at the effective rate of return over the expected life of the financial royalty asset.

As a result of the non-cash charges associated with the application of the effective interest method accounting methodology, our income statement activity in respect of many of our royalties can be volatile and unpredictable. Small declines in sell-side equity research analysts' consensus sales forecasts over a long time horizon can result in an immediate non-cash income statement expense recognition, even though the applicable cash inflows will not be realized for many years into the future. For example, in late 2014 we acquired our royalty on the cystic fibrosis franchise, which is classified as a financial royalty asset. Beginning in the second quarter of 2015, declines in near-term sales forecasts of sell-side equity research analysts caused us to recognize non-cash provision expense and build up a corresponding cumulative allowance which reduced the gross balance for this financial royalty asset. Over the course of the next 10 quarters, we recognized non-cash provision expense as a result of these changes in forecasts, including a non-cash expense of $743.2 million in 2016, ultimately reaching a peak cumulative allowance of $1.30 billion by September 30, 2017 related to this financial royalty asset. With the approval of the Vertex triple combination therapy, Trikafta, in October 2019, sell-side equity research analysts' consensus sales forecasts increased to reflect the larger addressable market and the extension of the expected duration of the Trikafta royalty. While small reductions in the cumulative allowance for the cystic fibrosis franchise were recognized as provision income in 2017 and 2018, there remained a $1.10 billion cumulative allowance that was fully reduced by recognizing non-cash provision income of $1.10 billion in 2019 as a result of an increase in sell-side equity research analysts' consensus sales forecasts associated with the Trikafta approval. Despite the growth in royalty receipts following the approval of Trikafta, the financial statement impact caused by the application of the effective interest accounting methodology could result in a negative perception of our results in a given period. In addition, because of the conservative assumption that royalties will only be collected on the tezacaftor component of Vertex's Alyftrek and not on the deuterated ivacaftor component, if deuterated ivacaftor is determined to be royalty-bearing, the impact to our 2024 results of operations would be recognition of provision income of approximately $259.4 million.

Our reliance on a limited number of products may adversely affect our business, financial condition and results of operation.

While our current asset portfolio includes royalties relating to over 35 marketed products, the top five product franchises accounted for 64% of our Royalty Receipts in the year ended December 31, 2024. In addition, our asset portfolio may not be fully diversified by geographic region or other criteria. Any significant deterioration in the cash flows from the top products in our asset portfolio could adversely affect our business, financial condition or results of operations.

We face competition in acquiring royalties and locating suitable royalties to acquire.

There are a limited number of suitable and attractive opportunities to acquire high-quality royalties. Therefore, competition to acquire such royalties is intense and may increase. We compete with other potential acquirers for these opportunities, including companies that market the products on which royalties are paid, investment vehicles and other pools of capital, financial institutions, institutional investors (including sovereign wealth and pension funds) and others. These competitors may be able to access lower cost capital, may be larger than us, may have relationships that provide them access to opportunities before us, or may be willing to acquire royalties for lower projected returns than we are.

Biopharmaceutical products are subject to substantial competition.

The biopharmaceutical industry is a highly competitive and rapidly evolving industry. The length of any product's commercial life cannot be predicted with certainty. One or more products on which we are entitled to a royalty may be rendered obsolete or non-competitive by new or alternate products or improvements made to existing products on which we are not entitled to a royalty, either by the current marketer of such products or by another marketer. Current marketers of products may undertake these development efforts in order to improve their products or to avoid paying our royalty. Adverse competition, obsolescence or governmental and regulatory action or healthcare policy changes could significantly affect the revenues, including royalty-related revenues, of the products which generate our royalties.

Competitive factors affecting the market position and success of each product include:

- safety, side effect profile, effectiveness and market acceptance;

- price, including third-party insurance reimbursement policies;

- timing, introduction and marketer support of the product;

- efficacy and execution of marketing and commercialization strategy;

- market acceptance;

- manufacturing, supply and distribution;

- governmental regulation, including price caps;

- availability of lower-cost generics or biosimilars;

- intellectual property protection and exclusivity;

- treatment innovations that eliminate or minimize the need for a product; and

- product liability claims.

Products on which we have a royalty receivable or other interest may be rendered obsolete or non-competitive by new or alternate products, including generics or biosimilars, improvements on existing products, marketing or commercialization strategies, or governmental or regulatory action. In addition, as biopharmaceutical companies increasingly devote significant resources to innovate next-generation products and therapies, products on which we have a royalty may become unattractive to commercialize or obsolete. If a product's market acceptance is diminished or it is withdrawn from the market, continuing payments with respect to biopharmaceutical products will decrease or potentially cease, which may affect our ability to realize the benefits of the royalty receivable or other interest in such product and may result in us incurring asset impairment charges. Further, any product for which we have a royalty receivable or other interest that competes with an approved product must demonstrate compelling advantages in efficacy, convenience, tolerability and safety in order to overcome price competition and to be commercially successful. Many approved drugs are well established therapies and are widely accepted by physicians, patients and third-party payors. Insurers and other third-party payors may also encourage the use of generic or alternate products. Any of these developments could adversely affect products on which we have a royalty, and consequently could adversely affect our business, financial condition or results of operations.

Marketers of products that generate our royalties are outside of our control.

In the case of our royalty receivables, our cash flow consists primarily of payments supported by royalties paid by marketers. These marketers may have interests that are different from our interests. For example, these marketers may be motivated to maximize their overall income by allocating resources to other products and, in the future, may decide to focus less attention on the products generating our royalties or by allocating resources to develop products that do not generate royalties to us. There can be no assurance that any marketer or person with whom the marketer has a working relationship has adequate resources or motivation to continue to produce, market and sell the products generating our royalties. Aside from any limited audit rights relating to the activities of the marketers that we may have in certain circumstances pursuant to the terms of our arrangements with the licensor, we do not have oversight rights with respect to the marketers' operations and do not have rights allowing us to direct their operations or strategy nor do our agreements contain performance standards for their operations. The calculation of the royalty payments is subject to and dependent upon the adequacy and accuracy of our counterparties' sales and accounting functions.

While we may be able to receive certain information relating to sales of products through the exercise of audit rights and review of royalty reports we receive from the licensor, such information may be received many months following our recognition of the royalty revenue, may require us to adjust our royalty revenues in later periods and may require expense on our part.

We have limited information on the marketers' operations. We will not have the right to review or receive certain information relating to products that the marketers may have, including the results of any studies conducted by the marketers or others, or complaints from doctors or users of products. The market performance of the products generating our royalties may therefore be diminished by any number of factors relating to the marketers that are outside of our control.

The marketers of biopharmaceutical products are, generally, entirely responsible for the ongoing regulatory approval, commercialization, manufacturing and marketing of products.

Generally, the holders of royalties on products have granted exclusive regulatory approval, commercialization, manufacturing and marketing rights to the marketers of such products. The marketers generally have full control over those efforts and sole discretion to determine the extent and priority of the resources they will commit to their program for a product. Accordingly, the successful commercialization of a product depends on the marketer's efforts and is beyond our control. If a marketer does not devote adequate resources to the ongoing development, regulatory approval, commercialization and manufacture of a product, or if a marketer engages in illegal or otherwise unauthorized practices, the product's sales may not generate sufficient royalties, or the product's sales may be suspended, and consequently, could adversely affect our business. In addition, if marketers of biopharmaceutical products decide to discontinue product programs or we believe the commercial prospects of assets have been reduced, we may recognize material non-cash impairment charges related to the financial royalty asset associated with those programs or assets.

License agreements relating to products may, in some instances, be unilaterally terminated or disputes may arise which may affect our royalties.

License agreements relating to the products generating our royalties may be terminated, which may adversely affect sales of such products and therefore the payments we receive. For example, under certain license agreements, marketers retain the right to unilaterally terminate the agreements with the licensors. When the last patent covering a product expires or is otherwise invalidated in a country, a marketer may be economically motivated to terminate its license agreement, either in whole or with respect to such country, in order to terminate its payment and other obligations. In the event of any such termination, a licensor may no longer receive all of the payments it expected to receive from the licensee and may also be unable to find another company to continue developing and commercializing the product on the same or similar terms as those under the license agreement that has been terminated.

In addition, license agreements may fail to provide significant protection for the licensor in case of the licensee's failure to perform or in the event of disputes. License agreements which relate to the products underlying our royalties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what the licensor believes to be the scope of its rights to the relevant intellectual property or technology, or decrease the licensee's financial or other obligations under the relevant agreement, any of which could in turn impact the value of our royalties and adversely affect our business, financial condition or results of operations. If a marketer were to default on its obligations under a license agreement, the licensor's remedy may be limited either to terminating certain licenses related to certain countries or to generally terminate the license agreement with respect to such country. In such cases, we may not have the right to seek to enforce the rights of the licensor and we may be required to rely on the resources and willingness of the licensor to enforce its rights against the licensee.

In any of these situations, if the expected payments under the license agreements do not materialize, this could result in a significant loss to us and adversely affect our business, financial condition or results of operations.

The insolvency of a marketer could adversely affect our receipt of cash flows on the related royalties that we hold.

If a marketer were to become insolvent and seek to reorganize under Chapter 11 of Title 11 of the U.S. Code, as amended, or the Bankruptcy Code, or liquidate under Chapter 7 of the Bankruptcy Code (or foreign equivalent), such event could delay or impede the payment of the amounts due under a license agreement, pending a resolution of the insolvency proceeding. Any unpaid royalty payments due for the period prior to the filing of the bankruptcy proceeding would be unsecured claims against the marketer, which might not be paid in full or at all. While royalty payments due for periods after the filing may qualify as administrative expenses entitled to a higher priority, the actual payment of such post-filing royalty payments could be delayed for a substantial period of time and might not be in the full amount due under the license agreement. The licensor would be prevented by the automatic stay in the bankruptcy proceeding from taking any action to enforce its rights without the permission of the bankruptcy court. In addition, the marketer could elect to reject the license agreement, which would require the licensor to undertake a new effort to market the applicable product with another distributor. Such proceedings could adversely affect the ability of a payor to make payments with respect to a royalty, and could consequently adversely affect our business, financial condition or results of operations.

Unsuccessful attempts to acquire new royalties could result in significant costs and negatively impact subsequent attempts to locate and acquire other assets.

The investigation of each specific target royalty and the negotiation, drafting and execution of relevant agreements requires substantial management time and attention and results in substantial costs for accountants, attorneys, consultants and other advisors. If a decision is made not to complete a specific acquisition, the costs incurred for the proposed transaction would not be recoverable from a third party. Furthermore, even if an agreement is reached relating to a specific target asset, we may fail to consummate the acquisition for any number of reasons, including, in the case of an acquisition of a royalty through a business combination with a public company, approval by the target company's public shareholders. Unsuccessful attempts to acquire new royalties could hurt our reputation, result in significant costs and an inefficient use of management's time. The opportunity cost of diverting management and financial resources could negatively impact our ability to locate and acquire other assets.

The products that generate our royalties are subject to uncertainty related to healthcare reimbursement policies, managed care considerations, pricing pressures and the regulation of the healthcare industry.

In both U.S. and non-U.S. markets, sales of biopharmaceutical products, and the success of such products, depends in part on governmental regulation and the availability and extent of coverage and reimbursement from third-party payors, including government healthcare programs in addition to private insurance plans.

In the United States, pharmaceutical product pricing is subject to enhanced government regulation, public scrutiny and calls for reforms. For example, the drug pricing provisions of the Inflation Reduction Act ("IRA") requires manufacturers of select drugs to engage in a process with the U.S. Federal government to set new Medicare prices (which becomes effective in January 2026 for 10 prescription drugs). It is unknown what form any future changes or any law would take under the Trump administration. In addition, the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act (the "ACA") established a major expansion of healthcare coverage, financed in part by several new rebates, discounts and taxes that had a significant effect on the expenses and profitability on the companies that manufacture the products that generate our royalties.

Other U.S. federal or state legislative or regulatory action or policy efforts could adversely affect the healthcare industry, including, among others, additional transparency and limitations related to product pricing, review the relationship between pricing and manufacturer patient programs, general budget control actions, changes in patent laws, changing interpretations of competition law, exercise by the government of march-in rights in respect of government funded innovations, the importation of prescription drugs from outside the United States at prices that are regulated by governments of various foreign countries, revisions to reimbursement of biopharmaceutical products under government programs, restrictions on U.S. direct-to-consumer advertising or limitations on interactions with healthcare professionals. No assurances can be provided that these laws and regulations will not adversely affect our business, financial condition or results of operations.

Continued intense public scrutiny of the price of drugs, together with government and payor dynamics, may limit the ability of producers and marketers to set or adjust the price of products based on their value. There can be no assurance that new or proposed products will be considered cost-effective or that adequate third-party reimbursement will be available to enable the producer or marketer of such product to maintain price levels sufficient to realize an appropriate return. These pricing pressures may adversely affect our current royalties and the attractiveness of future acquisitions of royalties.

Outside the United States, numerous major markets, including the EU, UK, Japan and China, have pervasive government regulation of healthcare and government involvement in funding healthcare, and, in that regard, fix the pricing and reimbursement of pharmaceutical products. Consequently, in those markets, the products generating our royalties are subject to government decision-making and budgetary actions.

In addition, many of the products in our portfolio benefit from regulatory exclusivity. If, in an effort to regulate pricing, regulatory exclusivity is not maintained, our business, financial condition or results of operations may be adversely impacted.

The biopharmaceutical industry may be negatively affected by federal government deficit reduction policies, which could reduce the value of the royalties that we hold.

In an effort to contain the U.S. federal deficit, the biopharmaceutical industry could be considered a potential source of savings via legislative proposals. Government action to reduce U.S. federal spending on entitlement programs, including Medicare, Medicaid or other publicly funded or subsidized health programs, or to lower drug spending, may affect payment for the products that generate our royalties. These and any other cost controls or any significant additional taxes or fees that may be imposed on the biopharmaceutical industry as part of deficit reduction efforts could reduce cash flows from our royalties and therefore adversely affect our business, financial condition or results of operations.

Sales of products that generate our royalties are subject to regulatory approvals and actions in the United States and foreign jurisdictions that could harm our business.

The procedures to approve biopharmaceutical products for commercialization vary among countries and can involve additional testing and time. Such procedures may include on-site inspections by regulatory authorities at clinical trial sites or manufacturing facilities, which inspections may be delayed by travel restrictions imposed in response to pandemics or other infectious diseases. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. The foreign regulatory approval process may include all of the risks associated with obtaining FDA approval and many include additional risks, such as pricing approval.

There can be no assurance that any of these regulatory approvals will be granted or not be revoked or restricted in a manner that would adversely affect the sales of such products and on the ability of payors to make payments with respect to such royalties to us.

The manufacture and distribution of a biopharmaceutical product may be interrupted by regulatory agencies or supplier deficiencies.

The manufacture of products generating our royalties is typically complex and is highly regulated. In particular, biopharmaceutical products are manufactured in specialized facilities that require the approval of, and ongoing regulation by, the FDA in the United States and, if manufactured outside of the United States, both the FDA and non-U.S. regulatory agencies, such as the MHRA and the EMA. With respect to a product, to the extent that operational standards set by such agencies are not adhered to, manufacturing facilities may be closed or production interrupted until such time as any deficiencies noted by such agencies are remedied. Any such closure or interruption may interrupt, for an indefinite period of time, the manufacture and distribution of a product and therefore the cash flows from the related biopharmaceutical asset may be significantly less than expected.

In addition, manufacturers of a product may rely on third parties for selected aspects of product development, such as packaging or to supply bulk raw material used in the manufacture of such product. In the United States, the FDA requires that all suppliers of pharmaceutical bulk materials and all manufacturers of pharmaceuticals for sale in or from the United States adhere to the FDA's current "Good Manufacturing Practice" regulations and guidelines and similar requirements that exist in jurisdictions outside the United States. Marketers of biopharmaceutical products generally rely on a small number of key, highly specialized suppliers, manufacturers and packagers. Any interruptions, however minimal, in the operation of these manufacturing and packaging facilities could adversely affect production and product sales and therefore adversely affect our business, financial condition or results of operations.

Product liability claims may diminish the returns on biopharmaceutical products.

The developer, manufacturer or marketer of a product could become subject to product liability claims. A product liability claim, regardless of its merits, could adversely affect the sales of the product and the amount of any related royalty payments and could even adversely affect the ability of a payor to make payments with respect to a royalty.

Although we believe that we will not bear responsibility in the event of a product liability claim against the developer, manufacturer, marketer or other seller of a product that generates our royalty, any such product liability claims against us could adversely affect our business, financial condition or results of operations.

We are typically not involved in maintaining, enforcing and defending patent rights on products that generate our royalties.

Our right to receive royalties generally depends on the existence of valid and enforceable claims of registered or issued patents in the United States and elsewhere in the world. The products on which we receive payments are dependent on patent protection and on the fact that the manufacturing, marketing and selling of such products do not infringe, misappropriate or otherwise violate intellectual property rights of third parties. Typically, we have no ability to control the prosecution, maintenance, enforcement or defense of patent rights, but must rely on the willingness and ability of our partners or their marketers to do so. There can be no assurance that these third parties will vigorously prosecute, maintain, enforce or defend such rights. Even if such third parties seek to prosecute, maintain, enforce or defend such rights, they may not be successful.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has been the subject of much litigation. Furthermore, changes in patent laws or interpretation of patent laws in the United States and in other jurisdictions could increase the uncertainties surrounding the successful prosecution of patent applications and the successful enforcement or defense of issued patents by our partners, all of which could diminish the value of patent protection relating to the biopharmaceutical assets. As a result, the issuance, scope, validity, enforceability and commercial value of the patent rights of our partners and their marketers are highly uncertain. In addition, such third parties' pending and future patent applications may not result in patents being issued which protect their products, development-stage product candidates and technologies or which effectively prevent others from commercializing competitive products, development-stage product candidates and technologies. Moreover, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted after issuance.

Even if the patent applications our partners and their marketers license or own do issue as patents, they may not issue in a form that will provide them with any meaningful protection, prevent competitors or other third parties from competing with them or otherwise provide them with any competitive advantage. Competitors or other third parties may be able to circumvent patents of our partners and their marketers by developing similar or alternative products in a non-infringing manner. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and may be challenged in the courts or patent offices in the United States and abroad. Such challenges may result in loss of exclusivity or in patent claims being narrowed, invalidated or held unenforceable, which could limit the ability of our partners and their marketers from preventing others from using or commercializing similar or identical technology and products, or limit the duration of the patent protection of their products, development-stage product candidates and technologies.

Any loss or reduction in the scope or duration of patent protection for any product that generates our royalties, or any failure to successfully prosecute, maintain, enforce or defend any patents that protect any such product may result in a decrease in the sales of such product and any associated royalties payable to us. Any such event would adversely affect the ability of the payor to make payments of royalties to us or may otherwise reduce the value of our royalties, and could consequently adversely affect our business, financial condition or results of operations. In cases where our contractual arrangements with our partner permit us to do so, we could participate in patent suits brought by third parties but this could result in substantial litigation costs, divert management's attention from our core business and there can be no assurance that such suits would be successful.

The existence of third-party patents in relation to products may result in additional costs for the marketer and reduce the amount of royalties paid to us.

The commercial success of a product depends, in part, on avoiding infringement, misappropriation or other violations of the intellectual property rights and proprietary technologies of others. Third-party issued patents or patent applications claiming subject matter necessary or useful to manufacture and market a product could exist or issue in the future. Such third-party patents or patent applications may include claims directed to the composition, manufacturing, mechanism of action, dosing or other unique features of a product. There can be no assurance that a license would be available to marketers for such subject matter if such infringement were to exist or, if offered, would be offered on reasonable or commercially feasible terms. Without such a license, it may be possible for third parties to assert infringement or other intellectual property claims against the marketer of such product based on such patents or other intellectual property rights.

Even if the marketer was able to obtain a license to the intellectual property rights and proprietary technologies of others, it could be non-exclusive, thereby giving its competitors and other third parties access to the same technologies. In addition, if a marketer of a product that generates our royalties is required to obtain a license from a third party, the marketer may, in some instances, have the right to offset the licensing and royalty payments to such third party against royalties that would be owed to our partner, which may ultimately reduce the value of our royalty interest. An adverse outcome in infringement or other intellectual property-related proceedings could subject a marketer to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the marketer to cease or modify its manufacturing, marketing and distribution of any affected product, any of which could reduce the amount of cash flow generated by the affected products and any associated royalties payable to us and therefore adversely affect our business, financial condition or results of operations.

Disclosure of trade secrets of marketers of products could negatively affect the competitive position of the products underlying our biopharmaceutical assets.

The marketers of the products that generate our royalties depend, in part, on trade secrets, know-how and technology, which are not protected by patents, to maintain the products' competitive position. This information is typically protected through confidentiality agreements with parties that have access to such information, such as collaborative partners, licensors, employees and consultants. Any of these parties may breach the agreements and disclose the confidential information or competitors might independently develop or learn of the information in some other way, which could harm the competitive position of the products and therefore reduce the amount of cash flow generated by our royalties.

Our board of directors may make decisions with respect to the cash generated from our operations that may result in our not paying dividends or not repurchasing our ordinary shares.

Our board of directors is under no obligation to pay dividends, make distributions or repurchase our ordinary shares and it may decide to use cash to fund asset acquisitions or operations in lieu of paying dividends, making distributions or repurchasing our ordinary shares. We will pay Equity Performance Awards to an affiliate of the Manager based on our Net Economic Profit regardless of whether any dividends are paid to our shareholders or any ordinary shares are repurchased. Our board of directors' decisions with respect to our cash may result in our not paying dividends or not repurchasing our ordinary shares. Our board of directors' decisions with respect to dividends or repurchases of ordinary shares may adversely affect the market price of our Class A ordinary shares. If we generate positive income, but pay limited or no dividends, holders of Class A ordinary shares may have tax liability on their income in excess of the actual cash dividends received by such holders.

The royalties that we acquire may fall outside the biopharmaceutical industry, and any such assets, and the cash flows therefrom, may not resemble the assets in our current portfolio.

We have discretion as to the types of assets that we may acquire. While we expect the Manager to acquire assets that primarily fall within the biopharmaceutical industry, we are not obligated to do so and may acquire other types of assets that are peripheral to or outside of the biopharmaceutical industry. Consequently, our asset acquisitions in the future, and the cash flows from such assets, may not resemble those of the assets in our current portfolio. We and the Manager may have limited experience acquiring assets that are peripheral to or outside of the biopharmaceutical industry. There can be no assurance that assets acquired in the future will have returns similar to the returns expected of the assets in our current portfolio or be profitable at all.

Risks Relating to Our Organization and Structure

We are a holding company with no operations and rely on our subsidiaries to provide us with the funds necessary to meet our financial obligations and to pay dividends.

We are a holding company with no material direct operations. Our principal asset is our controlling equity interest in RP Holdings. As a result, we are dependent on loans, dividends and other payments from our subsidiaries to generate the funds necessary to meet our financial obligations and to pay dividends or make distributions to our shareholders. Our subsidiaries are legally distinct from us and may be prohibited or restricted from providing loans, paying dividends or otherwise making funds available to us under certain conditions. If the cash we receive from our subsidiaries is insufficient for us to fund our financial obligations, we may be required to raise cash through the incurrence of debt, the issuance of equity or the sale of assets to fund. However, there is no assurance that we would be able to raise cash by these means. If the ability of any of our subsidiaries to pay dividends or make distributions or payments to us is materially restricted by regulatory or legal requirements, bankruptcy or insolvency, or our need to maintain our financial strength ratings, or is limited due to operating results or other factors, it could adversely affect our ability to meet our financial obligations and to pay dividends or make distributions to our shareholders.

Our structure will result in tax distributions as a result of the RP Holdings Class C Special Interest.

RP Holdings is treated as a partnership for U.S. federal income tax purposes and has owners that are subject to U.S. federal income taxation. RP Holdings is required to make cash distributions, or tax distributions, to the direct owner or beneficial owners of the RP Holdings Class C Special Interest, calculated using an assumed tax rate that is generally uniform for all recipients regardless of their tax status. Funds used by RP Holdings to satisfy its tax distribution obligations will not be available for reinvestment in our business, dividends or share repurchases.

Our ability to pay periodic dividends to our shareholders or make share repurchases may be limited by applicable provisions of English law and contractual restrictions and obligations.

Under English law, we will only be able to declare dividends, make distributions or repurchase shares (other than out of the proceeds of a new issuance of shares for that purpose) out of profits available for distribution. Profits available for distribution are accumulated, realized profits, to the extent that they have not been previously utilized by distribution or capitalization, less its accumulated, realized losses, to the extent that they have not been previously written off in a reduction or reorganization of capital duly made. The amount of our distributable reserves is a cumulative calculation. We may be profitable in a single financial year but unable to pay a dividend or make share repurchases if our accumulated, realized profits do not offset all previous years' accumulated, realized losses. Additionally, we may only make a distribution if our net assets are not less than the amount of our aggregate called-up share capital and undistributable reserves, and if, and to the extent that, the distribution does not reduce the amount of those assets to less than that aggregate.

Subject to the terms of our indebtedness or other contractual obligations, the approval and payment of any interim dividends are at the sole discretion of our board of directors, which may change our dividend policy at any time, and the payment of any final dividends will be subject to majority approval by holders of our Class A ordinary shares and Class B ordinary shares and in each case will be paid out of profits available for that purpose under English law. Our Articles of Association authorize the board of directors to approve interim dividends without shareholder approval to the extent that such dividends appear justified by profits available for such purpose. The board of directors may also recommend final dividends be approved and declared by shareholders at an annual general meeting. No such dividend may exceed the amount recommended by the board of directors.

There can be no assurance that any dividends, whether quarterly or otherwise, will or can be paid or that any shares will or can be repurchased. Whether we pay dividends to our shareholders or make share repurchases depends on a number of factors, including among other things, general economic and business conditions, our strategic plans and prospects, our business and acquisition opportunities, our financial condition or results of operations, working capital requirements and anticipated cash needs, contractual restrictions and obligations, including fulfilling our current and future capital commitments, legal, tax and regulatory restrictions, other restrictions and implications on the payment of dividends by us to our shareholders or making any share repurchases and such other factors as our board of directors may deem relevant.

A shareholder who receives a distribution under circumstances where he or she knows or has reasonable grounds for believing that the distribution is unlawful in the circumstances is obliged to repay such distribution (or that part of it, as the case may be) to us.

If we were determined to be an investment company under the U.S. Investment Company Act of 1940, applicable restrictions could make it impractical for us to continue our business as contemplated and could adversely affect our business, financial condition or results of operations.

We intend to conduct our business so as not to become regulated as an investment company under the U.S. Investment Company Act. An entity generally will be determined to be an investment company for purposes of the U.S. Investment Company Act if, absent an applicable exemption, (i) it is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or (ii) it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis, which we refer to as the ICA 40% Test.

We do not hold ourselves out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting or trading in securities, and believe that we are not engaged primarily in the business of investing, reinvesting or trading in securities. We believe that, for U.S. Investment Company Act purposes, we are engaged primarily, through one or more of our subsidiaries, in the business of purchasing or otherwise acquiring certain obligations that represent part or all of the sales price of merchandise. Our subsidiaries that are so engaged rely on Section 3(c)(5)(A) of the U.S. Investment Company Act, which, as interpreted by the SEC staff, requires each such subsidiary to invest at least 55% of its assets in "notes, drafts, acceptances, open accounts receivable, and other obligations representing part or all of the sales price of merchandise, insurance, and services," which we refer to as the ICA Exception Qualifying Assets.

In a no-action letter, dated August 13, 2010, to our predecessor, the SEC staff promulgated an interpretation that royalty interests that entitle an issuer to collect royalty receivables that are directly based on the sales price of specific biopharmaceutical assets that use intellectual property covered by specific license agreements are ICA Exception Qualifying Assets under Section 3(c)(5)(A). We rely on this no-action letter for the position that royalty receivables relating to biopharmaceutical assets that we hold are ICA Exception Qualifying Assets under Section 3(c)(5)(A) and Section 3(c)(6), which is described below.

To ensure that we are not obligated to register as an investment company, we must not exceed the thresholds provided by the ICA 40% Test. For purposes of the ICA 40% Test, the term investment securities does not include U.S. government securities or securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on Section 3(c)(1) or Section 3(c)(7) of the U.S. Investment Company Act, such as majority-owned subsidiaries that rely on Section 3(c)(5)(A). We also may rely on Section 3(c)(6), which, based on SEC staff interpretations, requires us to invest, either directly or through majority-owned subsidiaries, at least 55% of our assets in, as relevant here, businesses relying on Section 3(c)(5)(A). Therefore, the assets that we and our subsidiaries hold and acquire are limited by the provisions of the U.S. Investment Company Act and the rules and regulations promulgated thereunder.

If the SEC or its staff in the future adopts a contrary interpretation to that provided in the no-action letter to our predecessor or otherwise restricts the conclusions in the SEC staff's no-action letter such that royalty interests are no longer treated as ICA Exception Qualifying Assets for purposes of Section 3(c)(5)(A) and Section 3(c)(6), or the SEC or its staff in the future determines that the no-action letter does not apply to some or all types of royalty receivables relating to biopharmaceutical assets, our business will be materially and adversely affected. In particular, we would be required either to convert to a corporation formed under the laws of the United States or a state thereof (which would likely result in our being subject to U.S. federal corporate income taxation) and to register as an investment company, or to stop all business activities in the United States until such time as the SEC grants an application to register us as an investment company formed under non-U.S. law. It is unlikely that such an application would be granted and, even if it were, requirements imposed by the Investment Company Act, including limitations on our capital structure, our ability to transact business with affiliates and our ability to compensate key employees, could make it impractical for us to continue our business as currently conducted. Our ceasing to qualify for an exemption from registration as an investment company could materially and adversely affect the value of our Class A ordinary shares and our ability to pay dividends in respect of our Class A ordinary shares.

The equity performance awards payable to an affiliate of the Manager may create incentives that are not fully aligned with the interests of our shareholders.

Subject to certain conditions, at the end of each fiscal quarter, an affiliate of the Manager is entitled to a distribution in the form of equity from RP Holdings in respect of each portfolio equal to 20% of the Net Economic Profit (defined as the aggregate cash receipts for all new portfolio investments in such portfolio less Total Expenses (defined as interest expense, operating expense and recovery of acquisition cost in respect of such portfolio)) for such portfolio for the applicable measuring period (the "Equity Performance Awards"). The right to Equity Performance Awards may create an incentive for the Manager to make riskier or more speculative asset acquisitions. In addition, the Manager may cause us to incur more debt, finance additional asset acquisitions or otherwise use more leverage in connection with asset acquisitions, as generally the use of leverage can increase the rate of return on an investment and therefore our profits. Under certain circumstances, the use of borrowed money may pose higher risks for our business or increase the likelihood of default, which would disfavor our shareholders. In addition, there is no correlation between our profits and the obligation of our board of directors to pay dividends to shareholders. Consequently, shareholders may receive limited or no dividends while an affiliate of the Manager remains entitled to Equity Performance Awards based on our Net Economic Profit. In addition, even though Equity Performance Awards are payable on a portfolio-by-portfolio basis (with portfolios comprised of investments made during sequential two-year periods) in order to reduce the risks that affiliates of the Manager will be paid Equity Performance Awards on individual investments even though our overall portfolio of investments is not performing well, Equity Performance Awards may nevertheless be payable to affiliates of the Manager when our overall portfolio of investments is not performing as well as the individual portfolios that are used as the basis for measuring the Equity Performance Awards.

The Manager may be the subject of a change of control resulting in a disruption in our operations that could adversely affect our business, financial condition or results of operations.

There could be a change of control of the Manager and, in such a case, the new controlling party may have a different philosophy, employ less experienced advisory professionals, be unsuccessful in identifying royalty acquisition opportunities or have a track record that is not as successful as that of the Manager. If the foregoing were to occur, we could experience difficulty in making new asset acquisitions, and the value of our existing assets, our business, financial condition or results of operations could materially suffer.

The Manager's liability is limited under the Management Agreement, and we have agreed to indemnify the Manager against certain liabilities. As a result, we could experience unfavorable operating results or incur losses for which the Manager would not be liable.

The Manager does not assume any responsibility other than to render the services called for under the Management Agreement. The Manager and its affiliates (including RPI EPA Holdings, LP) and their respective officers, directors, equity holders, members, employees, agents and partners, and any other person who is entitled to indemnification (each, an "Indemnitee") is not liable to us, any subsidiary of ours, our directors, our shareholders or any subsidiary's shareholders or partners for acts or omissions performed in accordance with to the Management Agreement, except those resulting from acts constituting fraud, bad faith, willful misconduct, gross negligence (as interpreted under New York law) and a material breach of the Management Agreement that is not cured or a violation of applicable securities laws.

In addition, to the fullest extent permitted by law, we have agreed to indemnify the Indemnitees from and against any and all claims, liabilities, damages, losses, penalties, actions, judgments, costs and expenses (including amounts paid in satisfaction of judgments, in compromises and settlements, as fines and penalties and legal or other costs and reasonable expenses of investigating or defending against any claim or alleged claim) of any nature whatsoever, known or unknown, liquidated or unliquidated that are incurred by any Indemnitee or to which such Indemnitee may be subject by reason of its activities on behalf of us or any of our subsidiaries to the extent that such Indemnitee's conduct did not constitute fraud, bad faith, willful misconduct, gross negligence (as interpreted under New York law), material breach of the Management Agreement that is not cured or a violation of applicable securities laws. As a result, we could experience unfavorable operating results or incur losses for which the Manager would not be liable.

Operational risks may disrupt our businesses, result in losses or limit our growth.

We rely heavily on the Manager's financial, accounting, information and other data processing systems and cloud computing services, as well as those of our current and future collaborators, contractors or consultants. Such systems are vulnerable to damage or interruption from computer viruses, data corruption, cyber-related attacks, unauthorized access, natural disasters, pandemics, terrorism, war and telecommunication and electrical failures. If any of these events occur and such systems do not operate properly or are disabled or if there is any unauthorized disclosure of data, whether as a result of tampering, a breach of network security systems, a cybersecurity vulnerability or attack or otherwise, we could suffer substantial financial loss, increased costs, a disruption of our business, loss of trade secrets or other proprietary information, liability to us, regulatory intervention or reputational damage.

Furthermore, federal, state and international laws and regulations relating to data privacy and protection, such as the European Union's General Data Protection Regulation and the California Consumer Privacy Act, can expose us to enforcement actions and investigations by regulatory authorities, and potentially result in regulatory penalties and significant legal liability, if our information technology security efforts or data privacy and protection compliance efforts fail. In addition, we operate a business that is highly dependent on information systems and technology. The Manager's information systems and technology may not continue to be able to accommodate our growth, and the cost of maintaining such systems may increase. Such a failure to accommodate growth, or an increase in costs related to such information systems, could adversely affect our business, financial condition or results of operations.

A disaster or a disruption in the public infrastructure that supports our business, including a disruption involving electronic communications or other services used by us or third parties with whom we conduct business, could adversely affect our ability to continue to operate our business without interruption. Our disaster recovery programs and those of the Manager may not be sufficient to mitigate the harm that may result from such a disaster or disruption. In addition, insurance and other safeguards might only partially reimburse us for our losses, if at all.

In addition, sustaining our growth may require us or the Manager to commit additional management, operational and financial resources to identify new professionals to join the team and to maintain appropriate operational and financial systems to adequately support expansion. Since the market for hiring talented professionals is competitive, we may not be able to grow at the pace we desire.

We are subject to the U.K. Bribery Act, the U.S. Foreign Corrupt Practices Act and other anti-corruption laws, as well as export control laws, import and customs laws, trade and economic sanctions laws and other laws governing our operations.

Our operations are subject to anti-corruption laws, including the U.K. Bribery Act 2010 ("Bribery Act"), the U.S. Foreign Corrupt Practices Act of 1977, as amended the ("FCPA"), the U.S. domestic bribery statute contained in 18 U.S.C. §201, the U.S. Travel Act, and other anti-corruption laws that apply in countries where we do business. The Bribery Act, the FCPA and these other laws generally prohibit us and our employees and intermediaries from authorizing, promising, offering, or providing, directly or indirectly, improper or prohibited payments, or anything else of value, to government officials or other persons to obtain or retain business or gain some other business advantage. Under the Bribery Act, we may also be liable for failing to prevent a person associated with us from committing a bribery offense. We and the marketers of products that generate our royalties operate in a number of jurisdictions that pose a high risk of potential Bribery Act or FCPA violations, and we participate in collaborations and relationships with third parties whose corrupt or illegal activities could potentially subject us to liability under the Bribery Act, FCPA or local anti-corruption laws, even if we do not explicitly authorize or have actual knowledge of such activities. In addition, we cannot predict the nature, scope or effect of future regulatory requirements to which our international operations might be subject or the manner in which existing laws might be administered or interpreted.

We are also subject to other laws and regulations governing our international operations, including regulations administered by the governments of the United Kingdom and the United States, and authorities in the European Union, including applicable export control regulations, economic sanctions and embargoes on certain countries and persons, anti-money laundering laws, import and customs requirements and currency exchange regulations, collectively referred to as the "Trade Control laws."

There is no assurance that we will be completely effective in ensuring our compliance with all applicable anti-corruption laws, including the Bribery Act, the FCPA or other legal requirements, including Trade Control laws. If we are not in compliance with the Bribery Act, the FCPA and other anti-corruption laws or Trade Control laws, we may be subject to criminal and civil penalties, disgorgement and other sanctions and remedial measures, and legal expenses, which could have an adverse impact on our business, financial condition, results of operations and liquidity. Likewise, any investigation of any potential violations of the Bribery Act, the FCPA, other anti-corruption laws or Trade Control laws by the United Kingdom, United States or other authorities could adversely affect our reputation, our business, financial condition or results of operations.

Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations will involve substantial costs. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of our business activities or our business arrangements with third parties could be subject to challenge under one or more of such laws. It is possible that governmental authorities will conclude that our business practices or the business practices of the marketers of products that generate our royalties may not comply with current or future statutes, regulations or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations or the operations of the marketers of products that generate are royalties are found to be in violation of any of these laws or any other governmental regulations, we or marketers of products that generate our royalties may be subject to significant criminal, civil and administrative sanctions, including monetary penalties, damages, fines, disgorgement, individual imprisonment and exclusion from participation in government-funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we or marketers of products that generate our royalties become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, reputational harm, and we or marketers of products that generate our royalties may be required to curtail or restructure operations, any of which could adversely affect our ability to operate our business and our results of operations.

The risk of our being found in violation of these laws is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements.

The EU directive on alternative investment fund managers (the "AIFM Directive") may significantly increase our compliance costs.

The AIFM Directive has been implemented into the national law of the majority of member states of the European Economic Area and the United Kingdom (each an "AIFM state"). The AIFM Directive sets out minimum conditions related to the marketing of interests in alternative investment funds (such as our Class A ordinary shares) in the AIFM states and may impact our ability to attract investors in the AIFM states and may significantly increase our and the Manager's compliance costs. Such conditions include requirements for us to register with the competent authority in the relevant AIFM state in order to market the Class A ordinary shares to investors, requirements to file periodic reports with the competent authority in the relevant AIFM state and requirements to comply with disclosure and reporting obligations in respect of investors in the relevant AIFM state. Such reports and disclosures may become publicly available. While such conditions are met in relation to the AIFM states where our Class A ordinary shares will be marketed, there can be no guarantee that this will continue to be the case. The AIFM Directive does not, however, prohibit an investor in such AIFM state from subscribing for our Class A ordinary shares at their own initiative in circumstances where such Class A ordinary shares have not been marketed in such AIFM state and we may issue our Class A ordinary shares to such investors, as long as they have provided us and the Manager with representations that they have done so at their own initiative.

In each AIFM state, our Class A ordinary shares may only be offered to investors in accordance with local measures implementing the AIFM Directive. Investors, together with any person making or assisting in the decision to invest in us, who are situated, domiciled or who have a registered office, in an AIFM state where our Class A ordinary shares are not being offered pursuant to private placement rules implementing the AIFM Directive may invest, or effect an investment in our Class A ordinary shares, but only in circumstances where they do so at their own initiative. Any investor acquiring our Class A ordinary shares at their own initiative in such AIFM state should note that as we have not been registered for marketing in that AIFM state, no reports will be filed with the competent authority in the relevant AIFM state by or in respect of us and no investor shall be entitled to receive any disclosure or report that is mandated in respect of an alternative investment fund being marketed pursuant to the AIFM Directive.

The United Kingdom implemented the AIFM Directive through the Alternative Investment Managers Regulations 2013 and the Financial Conduct Authority's Handbook. Following the United Kingdom's withdrawal the European Union and the expiration of the transitional period, the rules applicable to the marketing of interests in alternative investment funds in the United Kingdom and the other AIFM states remained largely aligned. However, there are now areas of divergence which may make it more time consuming and complex for us to market our Class A ordinary shares to investors in the United Kingdom and other AIFM states which, in turn, may significantly increase compliance costs.

Risks Relating to Our Internalization

The Internalization may not close due to a variety of factors, including the failure or significant delay in obtaining required regulatory approvals, and, even if it does close, we may not realize the anticipated benefits.

On January 10, 2025, RP Holdings entered into a Membership Interests Purchase Agreement (the "Purchase Agreement") with Royalty Pharma, LLC, a Delaware limited liability company ("RP LLC"), the Manager, and the sellers named therein (the "Sellers"), pursuant to which, upon the terms and subject to the conditions set forth in the Purchase Agreement, including requisite shareholder approvals, RP Holdings expects to acquire all of the equity interests of RP LLC from the Sellers, who own the assets used by the Manager in its performance of the management functions provided to us pursuant to the Management Agreement.

If we internalize the Manager, we would become exposed to new and additional costs and risks. For example, while we would no longer bear the cost of the management fee paid to the Manager, our direct overhead would increase because we would be responsible for 100% of the compensation and benefits of our officers and other employees and our other operating expenses. While Mr. Legorreta has agreed to provide the Board with a reasonable opportunity to review and comment on future awards or modifications of Equity Performance Awards, Equity Performance Awards on existing and future investments would continue on the current terms. Our general and administrative expenses after the Internalization could also be higher than our current expectations.

The Share Consideration in connection with the Internalization, and future sales of our Class A ordinary shares by the Sellers may adversely affect the market price of our Class A ordinary shares.

The issuance of 24,530,266 non-voting Class E ordinary shares of RP Holdings (the "Share Consideration"), which may, upon vesting and redesignation as Class B ordinary shares of RP Holdings, that may be exchanged for our Class A ordinary shares in connection with the Internalization would have a dilutive effect and reduce the voting power and relative percentage interests of current Class A ordinary shareholders in our earnings and market value. The Share Consideration received by Mr. Legorreta is subject to vesting on a straight-line basis annually over five years and the Share Consideration received by certain executives of the Manager, other than Mr. Legorreta, are subject to vesting on a straight-line basis monthly over nine years, with vesting to commence effective January 1, 2025. If the Share Consideration in the Internalization vests, it would have a dilutive effect on our Class A ordinary shares. When recipients of the vested Share Consideration exchange part or all of it for our Class A ordinary shares, such exchanges would reduce the voting power and relative percentage interests of current Class A ordinary shareholders. Future sales of our Class A ordinary shares by the Sellers may adversely affect the market price of our Class A ordinary shares. These sales also might make it more difficult for us to sell equity securities in the future at a time and price we deem appropriate.

Certain of our officers and directors have interests in the Internalization that are different from, and may potentially conflict with, the interests of us and our shareholders.

The Internalization was negotiated between the Manager, which is controlled by Mr. Legorreta and is the employer of our officers, and the Company's independent and disinterested directors. As a result, those officers and directors may have different interests from the Company as a whole. This potential conflict would not exist in the case of a transaction negotiated with unaffiliated third parties.

Moreover, if the Manager or any Seller breaches any of the representations, warranties or covenants made by in the Purchase Agreement, we may choose not to enforce, or to enforce less vigorously, our rights because of our desire to maintain our ongoing relationship with the Sellers and the interests of certain of our directors and officers. Moreover, the representations, warranties, covenants and indemnities in the Purchase Agreement are subject to limitations and qualifiers, which may also limit our ability to enforce any remedy under the Purchase Agreement.

Certain of our directors and officers have interests in the Internalization that may be different from, or in addition to, the interests of our shareholders generally and that may create potential conflicts of interest, including the payment of consideration in connection with the Internalization directly or indirectly to certain of these individuals, including Mr. Legorreta. Additionally, members of the Board and certain executives of the Manager have entered into voting agreements pursuant to which such individuals agreed to vote their shares (subject to certain exceptions) in favor of the transaction at the shareholder meeting. The respective roles of these executives in the Manager may create additional conflicts of interest in respect of the Internalization.

We may be exposed to risks to which we have not historically been exposed, including liabilities with respect to the assets acquired from the Manager.

The Internalization may expose us to risks to which we have not historically been exposed. Pursuant to the Purchase Agreement, we expect to incur liabilities with respect to the assets acquired from the Manager and certain of its affiliates. In addition, our overhead will increase as a result of our becoming internally managed, as the responsibility for overhead relating to management of our business borne by the Manager will become our own responsibility.

As an externally-managed company, we do not directly employ any employees. If the Internalization is approved by shareholders, we would employ persons who were associated with the Manager and its affiliates. As their employer, we would be subject to those potential liabilities that are commonly faced by employers, such as workers' disability and compensation claims, potential labor disputes and other employee-related liabilities and grievances, and we would bear the costs of the establishment and maintenance of employee benefit plans, if established. There are no assurances that these employees would be able to provide us with the same level of services provided to us by the Manager, and there may be other unforeseen costs, expenses and difficulties associated with operating as an internally managed company.

Risks Relating to Our Ordinary Shares

The market price of our Class A ordinary shares has been and may in the future be volatile, which could cause the value of our shareholders' investment to decline.

The market price of our Class A ordinary shares has been and may be volatile and could be subject to wide fluctuations. Securities markets worldwide experience significant price and volume fluctuations. During the year ended December 31, 2024, the per share trading price of our Class A ordinary shares fluctuated from a low of $24.28 to a high of $31.33. Market volatility, as well as general economic, market or political conditions, could reduce the market price of Class A ordinary shares in spite of our operating performance. In addition to the factors discussed in this Annual Report on Form 10-K, our operating results could be below the expectations of public market analysts and investors due to a number of potential factors, including:

- market conditions in the broader stock market in general, or in our industry in particular;

- variations in our quarterly operating results or dividends to shareholders or share repurchases;

- additions or departures of key management personnel at the Manager;

- the process surrounding, and the impact of, the potential internalization of the Manager;

- timing and rate of capital deployment, including relative to estimates;

- changes in our portfolio mix or acquisition strategy;

- failure to meet analysts' earnings estimates;

- publication of research reports about our industry;

- third-party healthcare reimbursement policies and practices;

- litigation and government investigations;

- changes or proposed changes in laws or regulations or differing interpretations or enforcement thereof affecting our business;

- results, or projected results, from marketers of products that generate our royalties;

- results from, and any delays to, the clinical trial programs of development-stage product candidates underlying our biopharmaceutical assets or other issues relating to such products, including regulatory approval or commercialization;

- adverse market reaction to any indebtedness that we may incur or securities we may issue in the future;

- changes in market valuations of similar companies or speculation in the press or investment community;

- announcements by our competitors of significant contracts, acquisitions, dispositions, strategic partnerships, joint ventures or capital commitments;

- economic and political conditions or events, such as pandemics, inflation and interest volatility and global conflicts; and

- adverse publicity about us or the industries in which we participate or individual scandals.

These and other factors may cause the market price of and demand for our Class A ordinary shares to fluctuate significantly, which may limit or prevent our shareholders from reselling their Class A ordinary shares at or above the purchase price.

Stock markets in general have from time to time experienced extreme price and volume fluctuations, including in recent months. In addition, in the past, following periods of volatility in the overall market and the market price of a company's securities, securities class action litigation has often been instituted against public companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.

Our Articles of Association provide that the courts of England and Wales will be the exclusive forum for the resolution of all shareholder complaints other than complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for the resolution of any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act.

Our Articles of Association provide that the courts of England and Wales will be the exclusive forum for resolving all shareholder complaints other than shareholder complaints asserting a cause of action arising under the Securities Act and the Exchange Act, and that the U.S. federal district courts will be the exclusive forum for resolving any shareholder complaint asserting a cause of action arising under the Securities Act and the Exchange Act. This choice of forum provision may limit a shareholder's ability to bring a claim in a judicial forum that such shareholder finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits. If a court were to find either choice of forum provision contained in our Articles of Association to be inapplicable or unenforceable, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our results of operations and financial condition.

U.S. investors may have difficulty enforcing civil liabilities against our company, our directors or members of senior management.

We are a public limited company with our registered office in England and our subsidiaries are incorporated in various jurisdictions, including jurisdictions outside the United States. As a result, it may be difficult for investors to enforce judgements obtained in U.S. courts against us based on the civil liability provisions of the U.S. securities laws or otherwise. Even if shareholders are successful in bringing civil action against us, our directors or executive officers, the laws of England may render shareholders unable to enforce a judgment against our assets or the assets of our directors and executive officers. In addition, it is doubtful whether English courts would enforce certain civil liabilities under U.S. securities laws in original actions or judgments of U.S. courts based upon the civil liability provisions of the U.S. securities laws or otherwise. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in the United Kingdom. An award for monetary damages under the U.S. securities laws would likely be considered punitive if it does not seek to compensate the claimant for loss or damage suffered and is intended to punish the defendant. The enforceability of any judgment in the United Kingdom will depend on the particular facts of the case as well as the laws and treaties in effect at the time. The United States and the United Kingdom do not currently have a treaty providing for recognition and enforcement of judgments (other than arbitration awards) in civil and commercial matters. As a result of the above, shareholders may have more difficulty in protecting their interest through actions against our management, directors or other shareholders than they would as shareholders of a U.S. public company.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

We are incorporated under English law. The rights of our shareholders are governed by English law, including the provisions of the Companies Act 2006 (the "U.K. Companies Act"), and by our Articles of Association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations.

The U.K. City Code on Takeovers and Mergers (the "Takeover Code") applies, among other things, to an offer for a public company whose registered office is in the United Kingdom (and the Channel Islands and the Isle of Man) and whose securities are not admitted to trading on a regulated market in the United Kingdom (or the Channel Islands or the Isle of Man) if the company is considered by the Panel on Takeovers and Mergers (the "Takeover Panel") to have its place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man). This is known as the "residency test." Under the Takeover Code, the Takeover Panel will determine whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors, the functions of the directors and where they are resident.

Given that our central management and control is situated outside the United Kingdom (or the Channel Islands or the Isle of Man), we do not anticipate that we will be subject to the Takeover Code. However, if at the time of a takeover offer, the Takeover Panel determines that we have our place of central management and control in the United Kingdom (or the Channel Islands or the Isle of Man), we would be subject to a number of rules and restrictions, including but not limited to the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we might not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona fide competing bidders.

As a result of recent updates to the Takeover Code, any change in our place of central management and control will cease to be relevant after February 2, 2027, and therefore, on the assumption that our securities remain admitted to trading on the NASDAQ (or another regulated market outside the United Kingdom, the Channel Islands or the Isle of Man), the Takeover Code will not be applicable to us.

Under English law, and whether or not we are subject to the Takeover Code, an offeror for us that has acquired (i) 90% in value of; and (ii) 90% of the voting rights carried by the shares to which the offer relates may exercise statutory squeeze-out rights to compulsorily acquire the shares of the non-assenting minority. However, if an offer for us is conducted by way of a scheme of arrangement the threshold for the offeror obtaining 100% of Company shares comprises two components (i) approval by a majority in number of each class of Company shareholders present and voting at the shareholder meeting; and (ii) approval of Company shareholders representing 75% or more in value of each class of Company shareholders present and voting at that meeting.

As an English public limited company, certain capital structure decisions will require shareholder approval, which may limit our flexibility to manage our capital structure.

We are a public limited company incorporated under the laws of England and Wales. English law provides that a board of directors may only allot shares (or rights to subscribe for or convert into shares) with the prior authorization of shareholders, such authorization stating the aggregate nominal amount of shares that it covers and valid for a maximum period of five years, each as specified in the articles of association or relevant shareholder resolution. We obtained shareholder authority to allot additional shares until the end of the next annual general meeting of the Company or, if earlier, the close of business on September 6, 2025, the date that is 15 months after June 6, 2024. We intend to seek renewal of this authorization at each year's annual general meeting of shareholders.

English law also generally provides shareholders with preemptive rights when new shares are issued for cash. However, it is possible for the articles of association, or for shareholders to pass a special resolution at a general meeting, being a resolution passed by at least 75% of the votes cast, to disapply preemptive rights. Such a disapplication of preemptive rights may be for a maximum period of up to five years from the date of adoption of the articles of association, if the disapplication is contained in the articles of association, or from the date of the shareholder special resolution, if the disapplication is by shareholder special resolution. In either case, this disapplication would need to be renewed by our shareholders upon its expiration (i.e., at least every five years). We have obtained authority from our shareholders to disapply preemptive rights until the end of the next annual general meeting of the Company or, if earlier, the close of business on September 6, 2025, which is the date that is 15 months after June 6, 2024, which disapplication will need to be renewed upon expiration to remain effective, but may be sought more frequently for additional five-year terms (or any shorter period). We intend to seek renewal of this authorization at each year's annual general meeting of shareholders.

English law prohibits us from repurchasing our shares by way of "off market purchases" without the prior approval of shareholders by ordinary resolution (i.e., majority of votes cast by our shareholders), and other formalities. Such approval may be for a maximum period of up to five years but may be sought more frequently. English law prohibits us from conducting "on market purchases" as our shares are listed on the NASDAQ and will not be traded on a recognized investment exchange in the United Kingdom.

Our shareholders approved the authorization of certain "off market purchases" that will expire five years from June 23, 2022 unless renewed by our shareholders prior to the expiration date. We cannot assure shareholders that situations will not arise where such shareholder approval requirements for any of these actions would deprive our shareholders of substantial capital management benefits.

If our Class A ordinary shares are not eligible for continued deposit and clearing within the facilities of DTC, then transactions in our securities may be disrupted.

The facilities of The Depository Trust Company ("DTC") are a widely-used mechanism that allow for rapid electronic transfers of securities between the participants in the DTC system, which include many banks and brokerage firms. While our Class A ordinary shares are eligible for deposit and clearing within the DTC system, DTC has discretion to cease to act as a depository and clearing agency for our Class A ordinary shares, including to the extent that any changes in U.K. law change the stamp duty or stamp duty reserve tax position in relation to the Class A ordinary shares. If DTC determined that the Class A ordinary shares were not eligible for continued deposit and clearance within its facilities, our Class A ordinary shares may not be eligible for continued listing on the NASDAQ and trading in the Class A ordinary shares would be disrupted. While we would pursue alternative arrangements to preserve our listing and maintain trading, any such disruption could adversely affect the market price of our Class A ordinary shares and our access to the capital markets.

The requirements of being a public company may strain our resources, divert management's attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the requirements of the U.S. Sarbanes-Oxley Act of 2002 ("Sarbanes-Oxley Act"), and the requirements of the U.K. Companies Act and, if applicable, the Takeover Code. The requirements of these rules and regulations increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources.

We are obligated to file with the SEC annual and quarterly information and other reports that are specified in the Exchange Act, and therefore will need to have the ability to prepare financial statements that are compliant with all SEC reporting requirements on a timely basis. In addition, we are subject to other reporting and corporate governance requirements, including certain requirements of Nasdaq and certain provisions of the Sarbanes-Oxley Act and the regulations promulgated thereunder, which will impose significant compliance obligations upon us.

We are required to comply with Section 404 of the Sarbanes-Oxley Act, which requires management assessments of the effectiveness of internal control over financial reporting and disclosure controls and procedures. If we are unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial information accurately and to prepare financial statements within required time periods could be adversely affected, which could subject us to regulatory consequences, including sanctions by the SEC, negatively affect investor confidence in our financial statements, restrict access to capital markets and adversely impact the market price of our Class A ordinary shares.

Our compliance with the requirements under the Exchange Act, the Sarbanes-Oxley Act, the U.K. Companies Act and, if applicable, the Takeover Code and the rules and regulations thereunder increases our legal and financial compliance costs and makes some activities more time consuming and costly. These rules and regulations have made it more difficult and more expensive for us to obtain directors' and officers' liability insurance, and we may in the future be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We may not be able to predict or estimate accurately the amount of additional costs we may incur or the timing of such costs.

Risks Relating to Taxation

Our structure involves complex provisions of tax law for which no clear precedent or authority may be available. Our structure also is subject to potential legislative, judicial or administrative change and differing interpretations, possibly on a retroactive basis.

Our tax treatment, including Irish, U.K. and U.S. federal income tax treatment, depends in some instances on determinations of fact and interpretations of complex provisions of applicable tax law for which no clear precedent or authority may be available. You should be aware that our tax position is not free from doubt, and that applicable tax rules are generally subject to ongoing review by legislative and administrative bodies and relevant tax authorities, as well as by the Organization for Economic Co-operation and Development ("OECD"), which is continuously considering recommendations for changes to existing tax rules. Furthermore, over 140 member jurisdictions of the G20/OECD Inclusive Framework have joined the Two-Pillar Solution to Address the Tax Challenges of the Digitalization of the Economy as part of the OECD's base erosion and profit sharing project ("BEPS"), which includes a reallocation of taxing rights among market jurisdictions and model rules for a global minimum tax rate of 15% ("Pillar Two").

As part of the ongoing release of Pillar Two rules by various jurisdictions, the Finance (No. 2) Act 2023 (the "UK Act") was enacted on July 11, 2023, and implements the OECD's BEPS Pillar Two income inclusion rule, including a multinational top-up tax and a domestic top-up tax to the minimum effective tax rate of 15% for accounting periods beginning on or after December 31, 2023. In October 2024, additional draft UK legislation (Finance Bill 2024-25) was published that provides for the introduction of the Pillar Two undertaxed profits rule ("UTPR"). It is currently anticipated that the UTPR will be implemented in 2025 in respect of accounting periods commencing on or after December 31, 2024. The UTPR is a protective measure that requires subsidiaries to collect top-up taxes in cases where a parent jurisdiction has not implemented the Pillar Two Income Inclusion Rule. The UK Act also includes a transitional safe harbor election for accounting periods beginning on or before December 31, 2026. Similar legislation was enacted in Ireland on December 18, 2023 (the "Irish Act"). While we do not expect to be subject to material UK tax charges under the Pillar Two rules, there remains a risk that a tax authority in any relevant jurisdiction implementing Pillar Two could adopt or interpret legislation, statements or guidance in a manner that is inconsistent with our understanding of the UK Act, the Irish Act and OECD's BEPS Pillar Two model rules and associated commentary.

On January 20, 2025, the Trump administration issued an executive order declaring that BEPS has no force or effect in the U.S. absent congressional action, and directing the U.S. Department of Treasury to (i) investigate whether any non-U.S. countries are not in compliance with any U.S. tax treaty or have implemented or are likely to implement tax rules that are extraterritorial or disproportionately affect U.S. companies, which may include actions or taxes imposed under Pillar Two, and (ii) develop options for "protective measures" in response to any such noncompliance or tax rules. In addition, legislation has been introduced in the U.S. Congress that would increase U.S. tax rates on non-U.S. companies and investors if their home jurisdictions impose discriminatory or extraterritorial taxes on U.S. companies. We cannot predict whether the U.S. will adopt any such protective measures or whether any such legislation will be adopted, or whether or how any non-U.S. countries may change their tax laws, including with respect to taxes imposed under Pillar Two, in response to the executive order, any action taken thereunder or the legislation described above. It is possible that any changes in U.S. or non-U.S. tax law could have material adverse effect on our future tax liabilities and our effective tax rate.

As proposals to change tax laws and the implementation of the BEPS framework remain subject to further negotiation, we are currently unable to predict the extent to which any changes to tax laws, statutes, rules, regulations or ordinances will occur and, if so, the ultimate impact on our business. These review processes could result in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations. No ruling will be sought from the relevant tax authority regarding any of the tax issues discussed herein, and no assurance can be given that the relevant tax authorities will not challenge any of our tax positions and that such challenge would not succeed. If any such position is successfully challenged, our tax reporting or tax liabilities could materially increase, which would adversely affect our profitability and cash flows.

There have been significant changes both made and proposed to international tax laws that increase the complexity, burden and cost of tax compliance for all multinational companies. We expect to continue to monitor these and other developments in international tax law.

We could be liable for significant taxes due to changes in our eligibility for certain income tax treaty benefits or challenges to our tax positions with respect to the application of income tax treaties.

Our subsidiaries expect to receive revenues from both U.S. and non-U.S. sources. We expect that our subsidiaries generally will be eligible for benefits under the applicable income tax treaties between Ireland and the jurisdictions where income is sourced. However, no assurances can be provided in this regard, and it is possible that a taxing authority could successfully assert that any of our subsidiaries does not qualify for treaty benefits as a result of its failure to satisfy the applicable requirements to be eligible to claim treaty benefits. If a taxing authority were to challenge our position regarding the application of an applicable income tax treaty, we could become subject to increased withholding taxes, and such taxes could be significant.

Specifically, with respect to certain U.S.-source income, we expect that our subsidiaries will be eligible for benefits under the U.S.-Ireland income tax treaty (the "Treaty"), and, under that Treaty, will not be subject to any U.S. withholding taxes on such U.S.-source payments. Our current treaty position with respect to U.S.-source payments relies in part on U.S. citizens or tax residents (as defined for purposes of the Treaty) owning, directly or indirectly, at least 50% of the beneficial interest in, or at least 50% of the aggregate vote and value of, each of our subsidiaries that earns U.S.-source income. Our treaty position is based on the current U.S. status of the majority of the existing indirect investors in RP Holdings and Old RPI. Subject to certain exceptions, the existing indirect U.S. investors in RP Holdings have the right to exchange their interests for our publicly traded Class A ordinary shares. Such publicly traded Class A ordinary shares could be further transferred on the public market to other persons. Therefore, it is possible that over time U.S. persons will own indirectly in the aggregate less than 50% of the interests in our subsidiaries. We currently expect that our Class A ordinary shares and other existing indirect interests in RP Holdings and Old RPI in the aggregate will continue to be owned in sufficient amount by U.S. citizens or tax residents, and that we will be able to establish such ownership, for purposes of satisfying the 50% ownership requirement under the Treaty. However, there is no assurance that RP Holdings and Old RPI will continue to be owned directly or indirectly by sufficient U.S. citizens or residents or that we will be able to establish to the IRS' satisfaction such ownership for purposes of satisfying the 50% U.S. ownership requirement under the Treaty. It is possible that if the indirect U.S. ownership in our subsidiaries becomes lower than 50% (or we cannot establish such ownership) we may in the future be able to qualify for another applicable exemption from U.S. withholding under the Treaty, but there can be no assurance in this regard. A substantial portion of our revenue is, and is expected to continue to be, derived from U.S.-sourced income, such as royalties, interest or "other income" for Treaty purposes. Therefore, if our subsidiaries failed to qualify for an exemption from U.S. withholding tax under the Treaty (by satisfying either the 50% U.S. ownership requirement or an alternative Treaty exemption) and such types of income were subject to a 30% U.S. withholding tax, our financial position, profitability and cash flows could be adversely affected.

On August 25, 2016, the Irish Department of Finance announced that, in the context of the publication by the United States Treasury Department of a revised U.S. Model Income Tax Convention in February 2016, discussions have begun with the United States Treasury on updating certain elements of the Treaty. It is at this time not clear what elements of the Treaty may be updated, or when any such updates would go into effect. However, certain elements of the revised U.S. Model Income Tax Convention could, if included in an update to the Treaty, result in our subsidiaries being unable to qualify for the benefits of the Treaty or eliminate or reduce the benefits of the Treaty that otherwise would have been available to us. If our subsidiaries are unable to qualify for the benefits of the Treaty, or if any benefits of the Treaty that otherwise would have been available to us are eliminated or reduced, then all or a portion of our income may become subject to increased withholding taxes, and such taxes could be very significant and materially and adversely affect our financial position, profitability and cash flows.

As noted above, an executive order issued by the Trump administration on January 20, 2025 directs the U.S. Department of Treasury to (i) investigate whether any non-U.S. countries are not in compliance with any U.S. tax treaty or have implemented or are likely to implement tax rules that are extraterritorial or disproportionately affect U.S. companies, and (ii) develop options for "protective measures" in response to any such noncompliance or tax rules. It is not clear at this time whether the Treaty may be implicated in the findings produced as a result of this order, or whether any "protective measures" may be recommended that could impact our ability to qualify for the benefits of the Treaty or eliminate or otherwise reduce the benefits of the Treaty. We cannot know at this time whether or when the United States will adopt any such protective measures, or whether or how Ireland may change its interpretation or enforcement of the Treaty or other tax laws in response to the executive order, or to any action taken thereunder. It is possible that any changes in U.S. or non-U.S. tax law could have material adverse effect on our eligibility for benefits under the Treaty.

If our subsidiaries are considered to be engaged in a U.S. trade or business, we could be liable for significant U.S. taxation.

In general, if a foreign corporation, such as Royalty Pharma plc, is considered to be engaged in a U.S. trade or business, such corporation's share of any income that is effectively connected with such U.S. trade or business will be subject to regular U.S. federal income taxation (currently imposed at a maximum rate of 21%) on a net basis and, potentially, an additional 30% U.S. "branch profits" tax on distributions attributable to income that is effectively connected with such U.S. trade or business. In addition, it is possible that such corporation could be subject to taxation on a net basis by state or local jurisdictions within the United States. We intend to conduct our activities, through our subsidiaries, such that no income realized by us will be effectively connected with the conduct of a U.S. trade or business or otherwise subject to regular U.S. federal income taxation on a net basis. If we are able to conduct our activities in this way, income or gains realized by us will not be subject to U.S. net federal income taxation. However, no assurance can be provided in this regard. The proper characterization of our income and gains for U.S. tax purposes is not certain, and it is possible that all or a portion of our income and gains could be characterized as income that is "effectively connected" with the conduct of a U.S. trade or business. If our income and gains were characterized as effectively connected with a U.S. trade or business, we would be subject to significant U.S. taxes plus interest and possible penalties, and our financial position, cash flows and profitability could be materially and adversely affected.

We expect to operate, and expect that RP Holdings will operate, so as to be treated solely as a resident of the U.K. for tax purposes, but changes to our management and organizational structure or to the tax residency laws of other jurisdictions where we operate may cause the relevant tax authorities to treat us or RP Holdings as also being a resident of another jurisdiction for tax purposes.

Under current U.K. tax law, a company that is incorporated in the U.K. is regarded as resident for tax purposes in the U.K. unless (i) it is concurrently treated as resident for tax purposes in another jurisdiction (applying the rules of that other jurisdiction for determining tax residency) that has a double tax treaty with the U.K. and (ii) there is a residency tie-breaker provision in that tax treaty which allocates tax residence to that other jurisdiction.

Based upon our anticipated management and organizational structure, we believe that we and RP Holdings should be regarded as tax resident solely in the U.K. However, because this analysis is highly factual and may depend on future changes in our management and organizational structure, as well as future changes in the tax residency laws of other jurisdictions where we operate, there can be no assurance regarding the determination of our tax residence in the future.

As U.K. tax resident companies, we and RP Holdings will be subject to U.K. corporation tax on our worldwide taxable profits and gains. Should we (or RP Holdings) be treated as resident in a jurisdiction other than the U.K., we (or RP Holdings, as applicable) could be subject to taxation in that jurisdiction and may be required to comply with a number of material and formal tax obligations, including withholding tax or reporting obligations provided under the relevant tax law, which could result in additional costs and expenses.

We believe that we should not be subject to material U.K. corporation tax in respect of certain profits of our non-U.K. tax resident subsidiaries as a result of the U.K.'s "controlled foreign companies" rules but it cannot be guaranteed that this will continue to be the case.

As U.K. tax resident companies, we and RP Holdings will be subject to the U.K.'s "controlled foreign companies" rules (the "U.K. CFC Rules"). The U.K. CFC Rules, broadly, can impose a charge to U.K. tax on U.K. tax resident companies that have, alone or together with certain other persons, interests in a non-U.K. tax resident company (the "Controlled Foreign Company") which is controlled by a U.K. person or persons. The charge under the U.K. CFC Rules applies by reference to certain types of chargeable profit arising to the Controlled Foreign Company, whether or not that profit is distributed, subject to specific exemptions. The types of profits of a Controlled Foreign Company that can potentially be subject to a U.K. corporation tax charge under the U.K. CFC Rules include business profits of the Controlled Foreign Company that are attributable to assets or risks that are managed by activities in the U.K., or certain finance profits of the Controlled Foreign Company that arise from capital or other assets contributed, directly or indirectly, to the Controlled Foreign Company from a connected U.K. tax resident company.

Certain non-U.K. entities in which we hold a greater than 25% interest, including RPI 2019 ICAV (which is Irish tax resident) and Old RPI (which is Irish tax resident and which is held indirectly by us through our participation in RP Holdings), will be Controlled Foreign Companies for U.K. tax purposes. We and RP Holdings will therefore be required to apply the CFC Rules in respect of our direct and indirect interests in these entities on an ongoing basis. We do not expect material U.K. corporation tax charges to arise under the U.K. CFC Rules in respect of our royalty assets or our financing arrangements, however no assurances can be given that this will continue to be the case. The U.K. CFC Rules are highly complex and fact-dependent, and changes to, or adverse interpretations of, these rules, or changes in the future activities of RPI 2019 ICAV or other non-U.K. companies in which we hold an interest, directly or indirectly, may alter this position and could impact our group's effective tax rate.

We believe that dividends received by us and RP Holdings should be exempt from U.K. corporation tax, but it cannot be guaranteed that this will continue to be the case.

U.K. tax resident companies are subject to U.K. corporation tax on receipt of dividends or other income distributions in respect of shares held by them, unless those dividends or other distributions fall within an exempt class. We believe that dividends received by us from RP Holdings, and dividends received by RP Holdings from RPI 2019 ICAV, should fall within such an exempt class and therefore should not be subject to U.K. corporation tax. However, a number of conditions must be met in order for such dividends to qualify for this tax exemption, including (in respect of dividends paid by RPI 2019 ICAV, which is tax resident in Ireland) conditions relating to the application of Irish tax law. As such, it cannot be guaranteed that these conditions for the U.K. tax exemption in respect of distributions will continue at all times to be satisfied. If distributions received by us or by RP Holdings were not to fall within an exempt class, such distributions would likely be subject to U.K. corporation tax at the then prevailing corporation tax rate.

Even where distributions fall within an exempt class, certain anti-avoidance and recharacterization rules may also apply. For instance, if RPI 2019 ICAV were to constitute an "offshore fund" for U.K. tax purposes that has at any time in an accounting period more than 60% by market value of its investments in debt securities, money placed at interest (other than cash awaiting investment), certain contracts for differences, or in holdings in other offshore funds with, broadly, more than 60% of their investments similarly invested, RP Holdings' shareholding in RPI 2019 ICAV may be subject to U.K. corporation tax as a deemed "loan relationship", with the result that dividends received by RP Holdings from RPI 2019 ICAV could be subject to U.K. tax as deemed interest and RP Holdings may be subject to U.K. corporation tax on increases in the fair market value of its shareholding in RPI. The term "offshore fund" is defined for U.K. tax purposes through a characteristics-based approach and, broadly, can include arrangements constituted by a non-U.K. resident body corporate in which a reasonable investor would expect to be able to realize their investment entirely, or almost entirely, by reference to net asset value. We believe and have been advised that RP Holdings' shareholding in RPI 2019 ICAV should not fall within these rules, however no guarantee can be offered that this will continue to be the case. Changes to, or adverse interpretations of, the offshore funds rules, or changes in the nature of our investments, may alter this position and could impact our group's effective rate.

We expect to be classified as a PFIC for U.S. federal income tax purposes, which could subject U.S. holders of our Class A ordinary shares to adverse U.S. federal income tax consequences. Distributions that we pay to individual and other non-corporate U.S. holders will not be eligible for taxation at reduced rates, which could potentially adversely affect the value of our Class A ordinary shares.

We generally expect that our income, which consists primarily of passive income, and our assets, which consist primarily of assets that produce passive income, will result in our treatment as a PFIC for the current taxable year and future taxable years. We intend to annually furnish U.S. holders a "PFIC Annual Information Statement" with the information required to allow shareholders to make a qualified electing fund ("QEF") election for United States federal income tax purposes on our website. U.S. holders who do not make a QEF election with respect to us or a mark-to-market election with respect to our Class A ordinary shares will be subject to potentially material adverse tax consequences, including (i) the treatment of any gain on disposition of our Class A ordinary shares as ordinary income and (ii) the application of a deferred interest charge on such gain and the receipt of certain distributions on our Class A ordinary shares. In addition, regardless of whether a QEF or mark-to-market election is made with respect to us, U.S. holders will be required to file an annual report on IRS Form 8621 containing such information with respect to its interest in a PFIC as the IRS may require. Failure to file IRS Form 8621 for each applicable taxable year may result in substantial penalties and result in audit by the IRS. Further, if we are a PFIC for any taxable year during which a U.S. holder owns our Class A ordinary shares, we generally would continue to be treated as a PFIC with respect to that U.S. holder for all succeeding years during which such person holds our Class A ordinary shares, even if we ceased to meet the threshold requirements for PFIC status, unless the U.S. holder makes a special "purging" election on IRS Form 8621. The effect of these adverse tax consequences could adversely affect our U.S. shareholders and make investment in our Class A ordinary shares less attractive to U.S. investors.

Distributions made to non-corporate U.S. holders will not be eligible for taxation at reduced tax rates generally applicable to dividends paid by certain U.S. corporations and "qualified foreign corporations" because of our status as a PFIC. The more favorable rates applicable to qualifying corporate dividends could cause individuals to perceive investment in our Class A ordinary shares to be less attractive than investment in the shares of other corporations because of our PFIC status, and this perception could adversely affect the value of our Class A ordinary shares.

General Risk Factors

Cybersecurity vulnerabilities or other failures in information systems could result in information theft, data corruption and significant disruption of our business operations.

Cybersecurity vulnerabilities, threats, computer viruses and more sophisticated and targeted cyber-related attacks (such as the recent increasing use of "ransomware" and phishing attacks), as well as cybersecurity failures resulting from human error, catastrophic events (such as fires, floods, hurricanes and tornadoes), and technological errors, pose a risk to our systems and data. An attack could result in security breaches, theft, lost or corrupted data, misappropriation of sensitive, confidential or personal data or information, loss of trade secrets and commercially valuable information, operating downtimes and operational disruptions. We attempt to mitigate these risks by employing a number of measures, including employee training, monitoring and testing, and maintenance of protective systems and contingency plans, but we have been subject to cybersecurity vulnerabilities in the past and expect to be subject to them in the future. There can be no assurance that we will be successful in preventing cybersecurity vulnerabilities or mitigating their effects. Any cyber-related attack or failure or loss of data could adversely affect our business. In addition, we may suffer reputational harm or face litigation as a result of cyber-related attacks or other data security breaches and may incur significant additional expense to implement further data protection measures.

We rely on information technology systems and networks, including cloud and third-party service providers, to process, transmit and store electronic information in connection with our business activities. These information technology systems and networks may be susceptible to damage, disruptions or shutdowns due to failures during the process of upgrading or replacing software, databases or components, power outages, hardware failures or computer viruses. If these information technology systems suffer severe damage or disruption and the issues are not resolved in a timely manner, our business, financial condition or operations could be adversely affected.

In addition, the use of artificial intelligence-based software (including machine learning) is increasingly being used in our industry. As with many developing technologies, artificial intelligence-based software presents risks that could affect its further development, adoption, and use, and therefore our business. For example, algorithms may be flawed; data sets may be insufficient, of poor quality, or contain biased information; and inappropriate or controversial data practices by data scientists, engineers, and end-users could impair results. If artificial intelligence ("AI") applications assist in producing deficient or inaccurate analyses, we could be subjected to competitive harm, potential legal liability or reputational harm. AI algorithms may use third-party information with unclear intellectual property rights or interests. If we do not have sufficient rights to use the data or other material or content on which any AI solutions we use rely, we may incur liability through the violation of applicable laws and regulations, third-party intellectual property, privacy or other rights, or contracts. Because AI technology itself is highly complex and rapidly developing, it is not possible to predict all of the legal, operational or technological risks that may arise relating to the use of AI.

Collaborators, other contractors or consultants in use today or in the future are vulnerable to damage or interruption from these cybersecurity vulnerabilities, other failures in information systems and artificial intelligence-based software risks. If such an event were to occur in the future and cause interruptions in their operations, it could result in a disruption of their development and commercialization programs and business operations, whether due to a loss of trade secrets or other proprietary information or other similar disruptions. To the extent that any disruption or security breach were to result in a loss of, or damage to, a counterparties' data or applications, or inappropriate disclosure of confidential or proprietary information, our partners' operations may be harmed and the development and commercialization of their products, development-stage product candidates and technologies could be delayed. Such an event may reduce the amount of cash flow generated by the related biopharmaceutical products and therefore adversely affect our business, financial condition and results of operations.

Changes in the application of accounting standards issued by the U.S. Financial Accounting Standards Board or other standard-setting bodies may adversely affect our financial statements.

Our financial statements are prepared in accordance with GAAP, which are periodically revised, interpreted or expanded. From time to time, we are required to adopt new or revised accounting standards issued by recognized authoritative bodies. It is possible that future accounting standards we are required to adopt may require changes to the current accounting treatment that we apply to our consolidated financial statements and may require us to make significant changes to our systems. Such changes could adversely affect our financial condition or results of operations.

The outbreak of infectious or contagious diseases could adversely affect our results of operations, financial condition and cash flows.

The outbreak of infectious or contagious diseases could severely impact global economic activity and cause significant volatility and negative pressure in financial markets. Health outbreaks and pandemics could lead to quarantines, mandating business and school closures and restricting travel, or trigger global economic slowdowns or global recessions. A health outbreak or another pandemic could adversely affect us due to, among other factors:

- a general decline in business activity;

- the destabilization of the markets could negatively impact our partners in the biopharmaceutical industry and the sales of products generating our royalties;

- difficulty accessing the capital and credit markets on favorable terms, or at all, and a severe disruption and instability in the global financial markets, or deteriorations in credit and financing conditions which could affect our access to capital necessary to fund business operations or address maturing liabilities on a timely basis;

- the potential negative impact on the health of our Manager's highly qualified personnel, especially if a significant number of them are impacted;

- a deterioration in our ability to ensure business continuity during a disruption;

- interruptions, shortages, delivery delays and potential discontinuation of supply to our partners, which could (i) delay the clinical trials of the development-stage product candidates underlying our assets and result in a loss of our market share for products generating our royalties or development-stage product candidates underlying our assets, if approved, and (ii) hinder our partners' ability to timely distribute products generating our royalties and satisfy customer demand;

- travel restrictions, shelter-in-place policies or restrictions and other disruptions, which could cause or continue to cause delays and other direct impacts at our partners' manufacturing sites, which could impact the ability of our partners to manufacture development-stage product candidates underlying our biopharmaceutical assets and products generating our royalties; and

- potential interruptions to our partners' clinical trial programs of development-stage product candidates underlying our biopharmaceutical assets, including: (i) the potential diversion of healthcare resources away from the conduct of clinical trials to focus on pandemic concerns; (ii) changes in hospital or research institution policies or government regulations, which could delay or adversely impact our partners' ability to conduct their clinical trials; and (iii) pauses to or delays of trial procedures (particularly any procedures that may be deemed non-essential), patient dosing, shipment of our partners' development-stage product candidates, distribution of clinical trial materials, study monitoring, site inspections and data analysis due to reasons related to the pandemic, each of which could cause or continue to cause a disruption or delay to the development or the approval of development-stage product candidates underlying our biopharmaceutical assets.

Legal claims and proceedings could adversely affect our business.

We may be subject to a wide variety of legal claims and proceedings. Regardless of their merit, these claims can require significant time and expense to investigate and defend. Since litigation is inherently uncertain, there is no guarantee that we will be successful in defending ourselves against such claims or proceedings, or that our assessment of the materiality of these matters, including any reserves taken in connection therewith, will be consistent with the ultimate outcome of such matters. The resolution of, or increase in the reserves taken in connection with, one or more of these matters could adversely affect our business, financial condition or results of operations.

Corporate responsibility matters and any related reporting obligations may impact our business.

U.S. and international regulators, investors and other stakeholders are increasingly focused on corporate responsibility matters. For example, new U.S. and international laws and regulations relating to corporate responsibility matters, including human rights and human capital management, diversity, sustainability and climate change, are under consideration or being adopted, which may include specific, target-driven disclosure requirements or obligations. Our response will require additional investments and implementation of new practices and reporting processes, all entailing additional compliance risk. In addition, we have announced a number of corporate responsibility initiatives and goals, which will require ongoing investment, and there is no assurance that we will achieve any of these goals or that our initiatives will achieve their intended outcomes. Perceptions of our efforts to achieve these goals often differ widely and present risks to our reputation. Any harm to our reputation resulting from our focus on corporate responsibility matters and goals or our failure or perceived failure to meet such goals could impact employee retention, the willingness of our partners to do business with us, or investors' willingness to purchase or hold our ordinary shares, any of which could adversely affect our business, financial condition and results of operations. In addition, our ability to implement some initiatives or achieve some goals is dependent on external factors. For example, our ability to meet certain sustainability goals or initiatives may depend in part on third-party collaboration, mitigation innovations or the availability of economically feasible solutions.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

Risk Management and Strategy

We have a dedicated team focused on cybersecurity and we maintain a cybersecurity program designed to protect our systems, technology infrastructure, operations and the data entrusted to us by our employees and counterparties. Our cybersecurity program is led by our Chief Technology Officer, who is a part of our senior leadership team and works closely with our team to develop and advance our cybersecurity strategy and regularly reports to our board of directors and the audit committee of our board of directors on cybersecurity matters.

Cybersecurity threats are assessed as part of our enterprise risk management assessments. Our cybersecurity strategy includes procedures for identifying material cybersecurity risks, prioritizing risks and analyzing risk mitigation. Our cybersecurity strategy also includes developing and implementing policies and procedures, escalating any issues as necessary that present a material risk and ensuring that all employees have sufficient cybersecurity training. We have engaged consultants and other third parties in connection with our enterprise risk management assessments, including with respect to cybersecurity.

We conduct regular testing to identify vulnerabilities before they can be exploited by attackers. We examine and validate our program with third parties, measuring it against industry standards and established frameworks to help identify areas for focus, improvement and compliance. We have comprehensive plans to ensure that any non-routine events are properly escalated. These plans are validated through cyber incident exercises to consider the types of decisions that would need to be made in the event of a cyber incident. We have engaged in scenario planning exercises around cyber incidents with cybersecurity consultants in this process.

Our security awareness platform aims to reduce vulnerabilities in our systems if they are the target of phishing or social engineering through simulations of attacks coupled with employee training. We assess third party vendors who have access to our data or systems to measure their adherence to relevant industry practices and standards, including due diligence and monitoring compliance with security assessments.

In 2024 and 2023, we did not identify any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. Despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurance that we have not experienced an undetected cybersecurity incident. For more information about these risks, please see "Risk Factors—Cybersecurity vulnerabilities or other failures in information systems could result in information theft, data corruption and significant disruption of our business operations."

Governance

The board of directors has adopted a Cyber Security and Personal Data Breach Policy in order to reflect the importance of appropriate security, processes and procedures to the protection of data and assets, and in an effort to establish a foundation for successful protection against cyber-crime and to minimize any potential negative impacts of a successful cyber-attack. Our cybersecurity program is overseen by our Chief Technology Officer who reports directly to our Chief Executive Officer and periodically briefs the audit committee and the board of directors on our cybersecurity program and cybersecurity issues. Our Chief Technology Officer has over 25 years of professional experience in various roles across multiple industries involving leading strategic technology initiatives. Several of our directors have experience with managing and mitigating cybersecurity and technology risks, which provides our board of directors with insight into such risks and aid in overseeing our information security, operations and systems, as well as our continuing investment in and development of our cybersecurity program. The board of directors receives updates or training, as necessary, on cybersecurity issues from management, experts and legal advisors, as required. The audit committee is responsible for overseeing our enterprise risk management program, which includes consideration of technology and cybersecurity risks. The audit committee receives updates about the results of assessments conducted by outside advisors who provide independent assessments of our technology systems.

Item 2.   **PROPERTIES**

Our executive offices are located at 110 East 59th Street, New York, NY 10022, and are provided by the Manager. We believe that our office facilities are suitable and adequate for our business as it is contemplated to be conducted.

Item 3.   **LEGAL PROCEEDINGS**

From time to time, we may be a party to various claims, charges and litigation matters arising in the ordinary course of business. Management and legal counsel regularly review the probable outcome of such proceedings. While we cannot feasibly predict the outcome of these matters with certainty, we believe, based on examination of these matters, experience to date and discussions with counsel, that the ultimate liability, individually or in the aggregate, will not adversely affect our business, financial condition or results of operations.

Item 4.   MINE SAFETY DISCLOSURES

Not applicable.


PART II.


Item 5.   MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Class A ordinary shares are traded under the symbol "RPRX" on the Nasdaq Global Select Market. Our Class B ordinary shares are not listed on any stock exchange nor traded on any public market. As of February 7, 2025, there were 2 shareholders of record of our Class A ordinary shares and 2 shareholders of record of our Class B ordinary shares. The number of record holders does not include persons who held our Class A ordinary shares in nominee or "street name" accounts through brokers or other institutions on behalf of shareholders.

Use of Proceeds

None.

Dividends

In 2024, we declared and paid four quarterly cash dividends of $0.21 per Class A ordinary share for an aggregate amount of $376.5 million to holders of our Class A ordinary shares. Future dividends are subject to declaration by the board of directors. To the extent approved and payable, we intend to pay dividends on or about March 10, June 10, September 10 and December 10 to holders of record on or about the twentieth day of each such prior month.

Securities Authorized for Issuance Under Equity Compensation Plans

See Item 12, "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" for information regarding securities authorized for issuance.

Stock Performance Graph

The graph below compares the cumulative total stockholder return, calculated on a dividend-reinvested basis, on our Class A ordinary shares, the Standard & Poor's 500 Index ("S&P 500") and the Nasdaq Composite Index ("Nasdaq Composite"). The graph assumes an initial investment of $100 in our Class A ordinary shares at the market close on June 16, 2020, which was our initial trading day and its relative performance is tracked through December 31, 2024. The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our Class A ordinary shares.



Comparison of Cumulative Total Return



The above performance graph shall not be deemed soliciting material or to be filed with the SEC for purposes of Section 18 of the Exchange Act, nor shall such information be incorporated by reference into any of our other filings under the Exchange Act or the Securities Act.

Recent Sales of Unregistered Securities

None.

Issuer Purchases of Equity Securities

Share repurchase activities of our Class A ordinary shares during the fourth quarter of 2024 are as follows (in thousands, except per share amounts):

Periods	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares that May Yet Be Purchased Under the Program[1]
October 1, 2024 - October 31, 2024	1,662	$ 27.81	1,662	$ 469,356
November 1, 2024 - November 30, 2024	147	27.35	147	465,335
December 1, 2024 - December 31, 2024	—	—	—	465,335
Total	**1,809**	27.78	**1,809**	

(1) On March 27, 2023, we announced our board of directors authorized a share repurchase program under which we may repurchase up to $1.0 billion of our Class A ordinary shares. The share repurchase program expires on June 23, 2027. The share repurchase program does not obligate us to acquire a minimum amount of our Class A ordinary shares. Under the share repurchase program, Class A ordinary shares may be repurchased in privately negotiated or open market transactions, including under plans complying with Rule 10b5-1 under the Exchange Act.

Item 6.   **[Reserved]**

Item 7.   **MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS**

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") is intended to help the reader understand our results of operations, cash flows, other changes in financial condition and business performance. MD&A is provided as a supplement to, and should be read in conjunction with, our audited consolidated financial statements and the accompanying notes to our consolidated financial statements included in our Annual Report on Form 10-K. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth in Special Note Regarding Forward-Looking Statements and the section titled "Risk Factors" in Part I, Item 1A.

Royalty Pharma plc is a public limited company that was incorporated under the laws of England and Wales to facilitate our initial public offering ("IPO") in 2020. "Royalty Pharma," the "Company," "we," "us" and "our" refer to Royalty Pharma plc and its subsidiaries on a consolidated basis.

Business Overview

We are the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry. Since our founding in 1996, we have been pioneers in the royalty market, collaborating with innovators from academic institutions, research hospitals and not-for-profits through small and mid-cap biotechnology companies to leading global pharmaceutical companies. We have assembled a portfolio of royalties which entitles us to payments based directly on the top-line sales of many of the industry's leading therapies, which includes royalties on more than 35 commercial products, including Vertex's Trikafta, GSK's Trelegy, Roche's Evrysdi, Johnson & Johnson's Tremfya, Biogen's Tysabri and Spinraza, AbbVie and Johnson & Johnson's Imbruvica, Astellas and Pfizer's Xtandi, Novartis' Promacta, Pfizer's Nurtec ODT, Gilead's Trodelvy, among others, and 14 development-stage product candidates. We fund innovation in the biopharmaceutical industry both directly and indirectly - directly when we partner with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when we acquire existing royalties from the original innovators.

Background and Format of Presentation

We consummated an exchange offer on February 11, 2020 (the "Exchange Offer") to facilitate our IPO. Through the Exchange Offer, investors which represented 82% of the aggregate limited partnership interests in the various partnerships (the "Legacy Investors Partnerships") that owned Royalty Pharma Investments, an Irish unit trust ("Old RPI"), exchanged their limited partnership interests in the Legacy Investors Partnerships for limited partnership interests in RPI US Partners 2019, LP, a Delaware limited partnership, or RPI International Holdings 2019, LP, a Cayman Islands exempted limited partnership (together, the "Continuing Investors Partnerships").

We operate and control the business affairs of Royalty Pharma Holdings Ltd ("RP Holdings"). We include RP Holdings and its subsidiaries in our consolidated financial statements. RP Holdings is the sole owner of Royalty Pharma Investments 2019 ICAV ("RPI 2019 ICAV"), which is an Irish collective asset management vehicle and is the successor to Old RPI.

Following the Exchange Offer, we became the indirect owner of an 82% economic interest in Old RPI through our subsidiary RPI 2019 Intermediate Finance Trust, a Delaware statutory trust. We are entitled to 82% of the economics of Old RPI's wholly-owned subsidiary RPI Finance Trust, a Delaware statutory trust ("RPIFT"), and 66% of Royalty Pharma Collection Trust, a Delaware statutory trust ("RPCT").

In 2022, we became an indirect owner of an 82% economic interest in Royalty Pharma Investments ICAV ("RPI ICAV"), which was previously owned directly by Old RPI.

In December 2023, RPI 2019 ICAV acquired the remaining interest in RPCT owned by Royalty Pharma Select Finance Trust, a Delaware statutory trust ("RPSFT"), at which time RPSFT ceased to hold a non-controlling interest in RPCT. Prior to December 2023, the remaining 34% of RPCT was owned by the Legacy Investors Partnerships and RPSFT, which was wholly owned by Royalty Pharma Select, an Irish unit trust.

RP Management, LLC (the "Manager"), a Delaware limited liability company, is responsible for our management, including our day-to-day operations, pursuant to advisory and management agreements (collectively, the "Management Agreement").

In January 2025, we agreed to acquire our Manager for an aggregate consideration of approximately $1.1 billion (the "Internalization"). The consideration consists of approximately 24.5 million of RP Holdings shares, $380 million of existing debt of the Manager and $200 million of cash less the amount of the Operating and Personnel Payments (as defined below) made to the Manager from January 1, 2025 through the closing of the transaction. The acquisition is expected to reduce costs and enhance economic returns on investments. Additionally, we expect the acquisition to increase shareholder alignment, enhance corporate governance, ensure management continuity and simplify our corporate structure. If the acquisition is approved by shareholders, we would cease to be externally managed and would operate as an integrated company with all employees of the Manager becoming employees of the Company. The closing of the transaction is subject to the shareholders' approval of the issuance of the share consideration and other customary closing conditions, including required regulatory approvals. The transaction is estimated to close during the second quarter of 2025.

Understanding Our Financial Reporting

Our portfolio of investments contains royalties and royalty-like terms held through different forms or instruments. Most of the royalties we acquire are treated as investments in cash flow streams and are classified as financial assets measured under the effective interest method in accordance with generally accepted accounting principles in the United States ("GAAP"). Under this accounting methodology, we calculate the effective interest rate on each financial royalty asset using a forecast of the expected cash flows to be received over the life of the financial royalty asset relative to the initial acquisition price. The yield, which is calculated at the end of each reporting period and applied prospectively, is then recognized via accretion into our income at the effective rate of return over the expected life of the financial royalty asset.

The measurement of income from our financial royalty assets requires significant judgments and estimates, including management's judgment in forecasting the expected future cash flows of the underlying royalties and the expected duration of each financial royalty asset. Our cash flow forecasts are updated each reporting period primarily using sell-side equity research analysts' consensus sales estimates. We then calculate our expected royalty receipts by applying our royalty terms to these consensus sales forecasts. As we update our forecasted cash flows on a periodic basis and recalculate the present value of the remaining future cash flows, any shortfall when compared to the carrying value of the financial royalty asset is recorded directly in the consolidated statements of operations as non-cash provision expense. If, in a subsequent period, there is an increase in expected cash flows or if actual cash flows are greater than cash flows previously expected, we reverse the provision expense previously recorded in part or in full by recording a non-cash credit to the provision, or provision income.

As a result of the non-cash charges associated with applying the effective interest method accounting methodology to our financial royalty assets, our consolidated statements of operations activity can be volatile and unpredictable. Small declines in sell-side equity research analysts' consensus sales forecasts over a long time horizon can result in an immediate non-cash income statement expense recognition, even though the applicable cash inflows will not be realized for many years into the future. For example, in late 2014 we acquired the cystic fibrosis franchise and shortly after, declines in near-term sales forecasts of sell-side equity research analysts caused us to recognize non-cash provision expense in our consolidated statements of operations. Over the course of the next 10 quarters, we continued to recognize non-cash provision expense because of these changes in sales forecasts, ultimately reaching a peak cumulative allowance of $1.30 billion by September 30, 2017. With the approval of Vertex's Trikafta in October 2019, sell-side equity research analysts' consensus sales forecasts increased to reflect the larger addressable market and the extension of the expected duration of the Trikafta royalty, resulting in the reversal of the remaining $1.10 billion cumulative allowance. The recognition of the associated non-cash provision income of $1.10 billion in 2019 was not tied to royalty receipts, but rather to the increase in sales forecasts due to the U.S. Food and Drug Administration ("FDA") approval of Trikafta. This example illustrates the volatility caused by our accounting model in our consolidated statements of operations.

We believe there is no direct correlation between income from financial royalty assets and royalty receipts due to the nature of the accounting methodology applied for financial royalty assets. Further, income from financial royalty assets and the provision for changes in expected cash flows related to these financial royalty assets can be volatile and unpredictable.

Our operations have historically been financed primarily with cash flows generated by our royalties. Given the importance of cash flows and their predictability to management's operation of the business, management uses Portfolio Receipts (as defined below) as a primary measure of our operating performance. See "—Portfolio Overview" for additional discussion regarding Portfolio Receipts.

Understanding Our Results of Operations

We report non-controlling interests related to the portion of ownership interests of consolidated subsidiaries not owned by us and which are attributable to:

1. The Legacy Investors Partnerships' ownership of approximately 18% of Old RPI and RPI ICAV. The value of this non-controlling interest will continue to decline over time as the assets in Old RPI and RPI ICAV expire.

2. A de minimis interest in RPCT held by RPSFT. In December 2023, we acquired the remaining interest in RPCT owned by RPSFT, at which time RPSFT ceased to hold a non-controlling interest in RPCT.

The Legacy Investors Partnership together with RPSFT are referred to as the "legacy non-controlling interests." The legacy non-controlling interests are the only historical non-controlling interests that existed prior to our IPO.

Additionally, following the consummation of our IPO, we also report non-controlling interests related to:

3. The Continuing Investors Partnerships' ownership in RP Holdings through their ownership of RP Holdings Class B Interests was approximately 24% as of December 31, 2024. RP Holdings Class B Interests are exchangeable into our Class A ordinary shares. As the Continuing Investors Partnerships conduct exchanges, the Continuing Investors Partnerships' ownership in RP Holdings decreases and the value of this non-controlling interest decreases. Additionally, RP Holdings began to retire RP Holdings Class A Interests held by us in connection with our repurchase of our Class A ordinary shares. As RP Holdings retires RP Holdings Class A Interests, our ownership in RP Holdings decreases and the value of this non-controlling interest increases.

The Continuing Investors Partnerships are referred to as the "continuing non-controlling interests."

4. RPI EPA Vehicle LLC's ("EPA Vehicle") ownership of RP Holdings' Class C ordinary share (the "RP Holdings Class C Special Interest").

EPA Vehicle is entitled to receive equity distributions through its RP Holdings Class C Special Interest ("Equity Performance Awards"). Equity Performance Awards owed to EPA Vehicle will be recognized as an equity transaction when the obligation becomes due and will impact the income allocated to non-controlling interest related to the RP Holdings Class C Special Interest. The Equity Performance Awards will be payable in RP Holdings Class B Interests that will be exchanged upon issuance for Class A ordinary shares. EPA Vehicle may also receive a periodic cash advance in respect of the RP Holdings Class C Special Interest to the extent necessary for EPA Vehicle or any of its beneficial owners to pay when due any income tax imposed on it or them as a result of holding such RP Holdings Class C Special Interest. We expect the Equity Performance Awards to be payable in 2025 once certain performance conditions are met.

Total income and other revenues

Total income and other revenues is primarily comprised of interest income from our financial royalty assets and royalty income generally arising from successful commercialization of products developed through research and development ("R&D") funding arrangements. Most of our royalties are classified as financial assets as our ownership rights are generally protective and passive in nature. In certain instances, we may acquire a royalty that includes more substantial rights or ownership of the underlying intellectual property, we classify such royalties as intangible assets and recognize revenue from these intangible royalty assets.

The royalty payors that accounted for greater than 10% of our total income and other revenues are shown in the table below:

| Royalty Payor | Royalty | Years Ended December 31, | |
		2024	2023
Vertex	Cystic fibrosis franchise	36 %	36 %
Roche	Evrysdi, Mircera	10 %	*

*Represents less than 10%.

Income from financial royalty assets

Our financial royalty assets represent investments in cash flow streams with yield components that most closely resemble loans measured at amortized cost under the effective interest method. We calculate the effective interest rate using forecasted expected cash flows to be received over the life of the royalty asset relative to the initial acquisition price. Interest income is recognized at the effective rate of return over the expected life of the asset, which is calculated at the end of each reporting period and applied prospectively. As changes in sell-side equity research analysts' consensus sales estimates are updated on a quarterly basis, the effective rate of return changes. For example, if sell-side equity research analysts' consensus sales forecasts increase, the yield to derive income on a financial royalty asset will increase and result in higher income for subsequent periods.

Variables affecting the recognition of interest income from financial royalty assets under the prospective effective interest method include any one of the following: (1) additional acquisitions, (2) changes in expected cash flows of the underlying pharmaceutical products, derived primarily from sell-side equity research analysts' consensus sales forecasts, (3) regulatory approval of additional indications which leads to new cash flow streams, (4) changes to the estimated duration of the royalty (e.g., patent expiration date), (5) changes in amounts and timing of projected royalty receipts and milestone payments and (6) changes in the portion of sales that are subject to the royalty, which is referred to as royalty bearing sales. Our financial royalty assets are directly linked to sales of underlying pharmaceutical products whose life cycle typically peaks at a point in time, followed frequently by declining sales trends due to the entry of generic competition, resulting in natural declines in the asset balance and periodic interest income over the life of our royalties. The recognition of interest income from royalties requires management to make estimates and assumptions around many factors, including those impacting the variables noted above.

Other royalty income and revenues

Other royalty income and revenues primarily includes income from financial royalty assets that have been fully amortized and income from synthetic royalties and milestones arising out of R&D funding arrangements. Occasionally, a royalty asset may be amortized on an accelerated basis due to collectability concerns, which, if resolved, may result in future cash collections when no financial royalty asset remains. Similarly, we may continue to collect royalties on a fully amortized financial royalty asset beyond the estimated duration. In each scenario where a financial royalty asset has been fully amortized, income from such royalty is recognized as *Other royalty income and revenues*.

Other royalty income and revenues also includes revenues from intangible royalty assets and income from royalties that are recorded at fair value.

Provision for changes in expected cash flows from financial royalty assets

The *Provision for changes in expected cash flows from financial royalty assets* includes the following:

- non-cash expense or income related to the current period activity resulting from adjustments to the cumulative allowance for changes in expected cash flows; and
- non-cash expense or income related to the provision for current expected credit losses, which reflects the activity for the period, primarily due to new financial royalty assets with limited protective rights and changes to cash flow estimates for financial royalty assets with limited protective rights.

As discussed above, income is accreted on our financial royalty assets using the effective interest method. As we update our forecasted cash flows on a periodic basis and recalculate the present value of the remaining future cash flows, any shortfall when compared to the carrying value of the financial royalty asset is recorded directly in the consolidated statements of operations through the line item *Provision for changes in expected cash flows from financial royalty assets*. If, in a subsequent period, there is an increase in expected cash flows or if actual cash flows are greater than cash flows previously expected, we reverse the provision expense previously recorded in part or in full by recording a credit to the provision, or provision income.

The same variables and management's estimates affecting the recognition of interest income on our financial royalty assets noted above also directly impact the provision.

R&D funding expense

R&D funding expense consists of payments that we have made to counterparties to acquire royalties or milestones on product candidates. It includes development-stage funding payments to counterparties that are made upfront or upon pre-approval milestones, and development-stage funding payments that are made to counterparties over time as the related product candidates undergo clinical trials with our counterparties.

General and administrative expenses

General and administrative ("G&A") expenses include primarily Operating and Personnel Payments (defined below), legal expenses, other expenses for professional services and share-based compensation. The expenses incurred in respect of Operating and Personnel Payments comprise the most significant component of G&A expenses.

Under the Management Agreement, we pay a quarterly operating and personnel payment to the Manager or its affiliates ("Operating and Personnel Payments") equal to 6.5% of the cash receipts from Royalty Investments (as defined in the Management Agreement), or Portfolio Receipts for such quarter, and 0.25% of the value of our security investments under GAAP as of the end of such quarter.

The operating and personnel payments for Old RPI, an obligation of the Legacy Investors Partnerships as a non-controlling interest in Old RPI and for which the expense is reflected in G&A expenses, are calculated as the greater of $1 million per quarter and 0.3125% of royalties from Royalty Investments (as defined in the limited partnership agreements of the Legacy Investors Partnerships) during the previous twelve calendar months.

In January 2025, we agreed to acquire our Manager for an aggregate consideration of $1.1 billion. The transaction is estimated to close during the second quarter of 2025. Upon closing of this transaction, we would no longer make Operating and Personnel Payments to the Manager. Following the acquisition, personnel costs will comprise the most significant component of G&A expenses.

Equity in (earnings)/losses of equity method investees

Equity in (earnings)/losses of equity method investees primarily includes the results of our share of income or loss from the following non-consolidated affiliates:

1. *Legacy SLP Interest.* In connection with the Exchange Offer, we acquired an equity method investment from the Continuing Investors Partnerships in the form of a special limited partnership interest in the Legacy Investors Partnerships (the "Legacy SLP Interest") in exchange for issuing shares in our subsidiary. The Legacy SLP Interest entitles us to the equivalent of performance distribution payments that would have been paid to the general partner of the Legacy Investors Partnerships and a performance income allocation on a similar basis. As the Legacy Investors Partnerships no longer participate in investment opportunities, the value of the Legacy SLP Interest is expected to decline over time.

2. *The Avillion Entities.* The Avillion Entities (as defined below) partner with global biopharmaceutical companies to perform R&D in exchange for success-based milestones or royalties if products are commercialized. Our investments in Avillion Financing I, LP ("Avillion I") and BAv Financing II, LP ("Avillion II" and together with Avillion I, the "Avillion Entities") are accounted for using the equity method.

Other income, net

Other income, net primarily includes the changes in fair market value of our equity securities, derivative instruments and available for sale debt securities, including related forwards and funding commitments, and interest income.

Net income attributable to non-controlling interests

The net income attributable to non-controlling interests includes income attributable to the legacy non-controlling interests and the continuing non-controlling interests. Following our acquisition of the remaining non-controlling interest in RPCT held by RPSFT in December 2023, and since the Legacy Investors Partnerships no longer participate in investment opportunities, the related net income attributable to the legacy non-controlling interests is expected to continue to decline over time as the assets held by Old RPI and RPI ICAV mature. The net income attributable to the continuing non-controlling interests includes RP Holdings Class B Interests held by the Continuing Investors Partnerships for which the related future net income will decline over time if the investors who indirectly own RP Holdings Class B Interests conduct exchanges for our Class A ordinary shares.

Net income attributable to non-controlling interests above can fluctuate significantly from period to period, primarily driven by volatility in the income statement activity of the respective underlying entity as a result of the non-cash charges associated with applying the effective interest accounting methodology to our financial royalty assets as described in the section titled "Understanding Our Financial Reporting."

Further, the net income attributable to the continuing non-controlling interests will include net income attributable to the RP Holdings Class C Special Interest held by EPA Vehicle once certain performance conditions of the Equity Performance Awards have been met, which is expected to occur in 2025. The Equity Performance Awards are expected to be allocated to the EPA Vehicle quarterly beginning in 2025 and recorded as net income attributable to non-controlling interests. The net income attributable to the RP Holdings Class C Special Interest will be driven by the performance of the Equity Performance Awards as determined on a portfolio-by-portfolio basis.

Results of Operations

In this section, we discuss the results of our operations for 2024 compared to 2023. For a discussion of 2023 compared to 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

The comparison of our historical results of operations is as follows (in thousands):

	Years Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Income and other revenues				
Income from financial royalty assets	$ 2,149,422	$ 2,197,754	(48,332)	(2.2)
Other royalty income and revenues	114,154	156,800	(42,646)	(27.2)
Total income and other revenues	**2,263,576**	**2,354,554**	**(90,978)**	(3.9)
Operating expense				
Provision for changes in expected cash flows from financial royalty assets	732,461	560,656	171,805	30.6
Research and development funding expense	2,000	52,000	(50,000)	(96.2)
General and administrative expenses	236,671	249,748	(13,077)	(5.2)
Total operating expense, net	**971,132**	**862,404**	**108,728**	12.6
Operating income	**1,292,444**	**1,492,150**	**(199,706)**	(13.4)
Other (income)/expense				
Equity in earnings of equity method investees	(29,611)	(28,882)	(729)	2.5
Interest expense	225,512	187,187	38,325	20.5
Other income, net	(234,270)	(366,243)	131,973	(36.0)
Total other income, net	**(38,369)**	**(207,938)**	**169,569**	(81.5)
Consolidated net income	**1,330,813**	**1,700,088**	**(369,275)**	(21.7)
Net income attributable to non-controlling interests	471,830	565,254	(93,424)	(16.5)
Net income attributable to Royalty Pharma plc	**$ 858,983**	**$ 1,134,834**	**(275,851)**	(24.3)

Total income and other revenues

Income from financial royalty assets

Income from financial royalty assets by top products is as follows, in order of contribution to income in 2024 (in thousands):

	Years Ended December 31,		Change	
	2024	**2023**	**$**	**%**
Cystic fibrosis franchise	$ 826,205	$ 852,312	(26,107)	(3.1)
Evrysdi	224,429	97,742	126,687	129.6
Tremfya	147,141	149,716	(2,575)	(1.7)
Trelegy	146,920	128,051	18,869	14.7
Imbruvica	131,090	173,162	(42,072)	(24.3)
Tysabri	124,815	167,536	(42,721)	(25.5)
Other products	548,822	629,235	(80,413)	(12.8)
Total income from financial royalty assets	**$ 2,149,422**	**$ 2,197,754**	**(48,332)**	(2.2)

Income from financial royalty assets decreased by $48.3 million, or 2.2%, in 2024 as compared to 2023, primarily due to a significant milestone receipt in 2023 related to Pfizer's Zavzpret. The March 2023 FDA approval of Zavzpret resulted in our receipt of a $475.0 million milestone payment, for which we recognized interest income of $153.6 million, as reflected within other products in the above table and which was non-recurring. The decrease was partially offset by the increase in income from Evrysdi attributable to the incremental royalties that we acquired in the fourth quarter of 2023 and second quarter of 2024.

Other royalty income and revenues

Other royalty income and revenues decreased by $42.6 million, or 27.2%, in 2024 as compared to 2023, primarily driven by a one-time $50.0 million receipt from Pfizer related to the oral formulation of zavegepant in 2023.

Provision for changes in expected cash flows from financial royalty assets

Provision activity is a combination of income and expense items. The provision breakdown by royalty asset (exclusive of the provision for current expected credit losses) based on the largest contributors to each year's provision income or expense (in thousands) is as follows:

Royalty	2024	Royalty	2023
Evrysdi	$ 378,565	Tysabri	$ 222,285
Cystic fibrosis franchise	256,814	Imbruvica	220,127
Crysvita	164,265	Tremfya	120,733
IDHIFA	(75,059)	Promacta	(41,617)
Tysabri	(158,433)	Evrysdi	(46,077)
Other	65,894	Other	62,920
Total provision, exclusive of provision for credit losses	**632,046**	**Total provision, exclusive of provision for credit losses**	**538,371**
Provision for current expected credit losses	100,415	Provision for current expected credit losses	22,285
Total provision	**$ 732,461**	**Total provision**	**$ 560,656**

In 2024, we recorded provision expense of $732.5 million, comprised of $632.0 million in provision expense for changes in expected cash flows and $100.4 million in provision expense for current expected credit losses. We recorded provision expense for changes in expected cash flows primarily related to Evrysdi due to declines in sell-side equity research analysts' consensus sales forecasts. We recorded provision expense for changes in expected cash flows related to the cystic fibrosis franchise, primarily due to the inclusion of consensus estimates in 2024 for Vertex's Alyftrek and the conservative assumption that royalties will only be collected on the tezacaftor component of Alyftrek and not on the deuterated ivacaftor component. Although we believe that the deuterated ivacaftor component of Alyftrek is the same as ivacaftor and is therefore royalty-bearing, Vertex has made public statements that it believes the deuterated ivacaftor component is not royalty-bearing. If deuterated ivacaftor is determined to be royalty-bearing, we may recognize provision income in our results of operations at that time. Additionally, we recorded provision expense for Crysvita due to declines in sales forecasts. The provision expense for changes in expected cash flows was partially offset by provision income for changes in expected cash flows related to Tysabri due increases in sales forecasts. The provision expense for credit losses was primarily driven by the addition of Niktimvo to our portfolio.

In 2023, we recorded provision expense of $560.7 million, comprised of $538.4 million in provision expense for changes in expected cash flows and $22.3 million in provision expense for current expected credit losses. We recorded provision expense for changes in expected cash flows for Tysabri, Imbruvica and Tremfya primarily due to declines in sell-side equity research analysts' consensus sales forecasts. The provision expense for credit losses was primarily driven by the additions of Skytrofa and Adstiladrin to our portfolio.

R&D funding expense

R&D funding expense decreased by $50.0 million, or 96.2%, in 2024 as compared to 2023. In 2023, we recognized R&D funding expense of $50.0 million related to a clinical milestone payment for aficamten.

G&A expenses

G&A expenses decreased by $13.1 million, or 5.2%, in 2024 as compared to 2023, primarily from lower Operating and Personnel Payments in the current period. The higher expense in 2023 was due to higher Portfolio Receipts, which included the one-time receipt of a $475.0 million Zavzpret milestone payment.

Equity in earnings of equity method investees

Equity in earnings of equity method investees was relatively flat in 2024 as compared to 2023. In 2024, we recorded an income allocation of $19.2 million from the Avillion Entities primarily driven by a gain related to the positive result of Airsupra's Phase III clinical trial which triggered a milestone payment from AstraZeneca to the Avillion Entities. In 2023, we recorded an income allocation of $24.6 million from the Avillion Entities primarily driven by a gain related to AstraZeneca's election to exercise the option to commercialize Airsupra in the United States.

Interest expense

Interest expense increased by $38.3 million, or 20.5% in 2024 as compared to 2023, primarily driven by the issuance of the $1.5 billion of senior unsecured notes in June 2024. The increase was partially offset by the repayment of $1.0 billion of senior unsecured notes in September 2023 upon maturity. The weighted average coupon rate on our senior unsecured notes outstanding as of December 31, 2024 and 2023 was 3.06% and 2.48%, respectively.

Refer to the "Liquidity and Capital Resources" section for additional discussion of our debt financing arrangements.

Other income, net

Other income, net of $234.3 million in 2024 was primarily comprised of $154.9 million of gains on available for sale debt securities, $47.3 million of interest income earned on cash and cash equivalents and $39.5 million of gains on equity securities. The gains on available for sale debt securities were primarily driven by the changes in fair value of the MorphoSys Development Funding Bonds.

Other income, net of $366.2 million in 2023 was primarily comprised of $230.8 million of gains on available for sale debt securities, $87.1 million of gains on equity securities and $72.3 million of interest income earned on cash and cash equivalents. The gains on available for sale debt securities were primarily driven by the changes in fair value of the MorphoSys Development Funding Bonds.

Net income attributable to non-controlling interests

Net income attributable to the Legacy Investors Partnerships increased by $27.5 million in 2024 as compared to 2023, primarily driven by higher net income attributable to Old RPI. The higher net income is a result of provision income recognized in 2024 as compared to provision expense recognized in 2023.

Net income attributable to the Continuing Investors Partnerships decreased by $115.8 million in 2024 as compared to 2023, primarily due to lower net income attributable to RP Holdings as a result of higher provision expense in the current period.

Portfolio Overview

Our business model is different from that of traditional operating companies in the biopharmaceutical industry. Our operating performance is a function of our liquidity as our operations have historically been financed primarily with cash flows generated by our royalties. We use the cash generated by our existing royalties to fund investments in new royalties. We consider a variety of metrics in assessing the performance of our business. Portfolio Receipts is a key performance metric that represents our ability to generate cash from our portfolio investments, the primary source of capital that we can deploy to make new portfolio investments. Portfolio Receipts also enables management to better analyze our liquidity and long-term growth prospects by providing a more granular product-by-product presentation of the underlying cash generation of our royalty investments.

Portfolio Receipts is defined as the sum of royalty receipts and milestones and other contractual receipts. Royalty receipts include variable payments based on sales of products, net of contractual payments to the legacy non-controlling interests, that are attributed to us ("Royalty Receipts"). Milestones and other contractual receipts include sales-based or regulatory milestone payments and other fixed contractual receipts, net of contractual payments to the legacy non-controlling interests, that are attributed to us. Portfolio Receipts does not include proceeds from equity securities or proceeds from purchases and sales of marketable securities, both of which are not central to our fundamental business strategy.

Portfolio Receipts is calculated as the sum of the following line items from our GAAP statements of cash flows: *Cash collections from financial royalty assets*, *Cash collections from intangible royalty assets*, *Other royalty cash collections*, *Proceeds from available for sale debt securities* and *Distributions from equity method investees* less *Distributions to legacy non-controlling interests - Portfolio Receipts*, which represent contractual distributions of Royalty Receipts, milestones and other contractual receipts to RPSFT and the Legacy Investors Partnerships. Distributions to RPSFT substantially ended in December 2023 when we acquired the remaining interest in RPCT held by RPSFT.

Our portfolio consists of royalties on more than 35 marketed therapies and 14 development-stage product candidates. The therapies in our portfolio address therapeutic areas such as rare disease, cancer, neuroscience, infectious disease, hematology and diabetes, and are delivered to patients across both primary and specialty care settings. The table below shows Portfolio Receipts, including Royalty Receipts by product and milestones and other contractual receipts, in order of contribution to total Royalty Receipts in 2024 (in thousands):

| Products | Marketer(s) | Therapeutic Area | Years Ended December 31, | | Change | |
			2024	2023	$	%
Cystic fibrosis franchise[1]	Vertex	Rare disease	$ 856,792	$ 770,673	86,119	11.2
Trelegy	GSK	Respiratory	283,747	203,299	80,448	39.6
Tysabri	Biogen	Neuroscience	261,671	279,431	(17,760)	(6.4)
Imbruvica	AbbVie, Johnson & Johnson	Cancer	191,014	210,289	(19,275)	(9.2)
Evrysdi	Roche	Rare disease	173,508	66,072	107,436	162.6
Xtandi	Pfizer, Astellas	Cancer	168,667	146,418	22,249	15.2
Promacta	Novartis	Hematology	158,419	161,163	(2,744)	(1.7)
Tremfya	Johnson & Johnson	Immunology	139,561	116,387	23,174	19.9
Cabometyx/Cometriq	Exelixis, Ipsen, Takeda	Cancer	72,647	65,778	6,869	10.4
Spinraza	Biogen	Rare disease	44,981	44,628	353	0.8
Trodelvy	Gilead	Cancer	43,094	33,149	9,945	30.0
Erleada	Johnson & Johnson	Cancer	38,997	27,377	11,620	42.4
Orladeyo	BioCryst	Rare disease	38,737	29,337	9,400	32.0
Nurtec ODT/Zavzpret	Pfizer	Neuroscience	25,513	18,376	7,137	38.8
Other products[2]			273,271	277,039	(3,768)	(1.4)
Royalty Receipts			$ 2,770,619	$ 2,449,416	321,203	13.1
Milestones and other contractual receipts			30,827	599,297	(568,470)	(94.9)
Portfolio Receipts			**$ 2,801,446**	**$ 3,048,713**	**(247,267)**	**(8.1)**

(1) The cystic fibrosis franchise includes the following approved products: Kalydeco, Orkambi, Symdeko/Symkevi, Trikafta/Kaftrio and Alyftrek, which was approved by the FDA in December 2024.

(2) Other products primarily include Royalty Receipts on the following products: Cimzia, Crysvita, Emgality, Entyvio, Farxiga/Onglyza, IDHIFA, Lexiscan, Nesina, Prevymis, Soliqua and distributions from the Legacy SLP Interest, which are presented as *Distributions from equity method investees* on the statements of cash flows.

Analysis of Portfolio Receipts

The key drivers of Portfolio Receipts are discussed below:

- **Cystic fibrosis franchise** – Royalty Receipts from the cystic fibrosis franchise, including Kalydeco, Orkambi, Symdeko/Symkevi and Trikafta/Kaftrio, which is marketed by Vertex for patients with certain mutations causing cystic fibrosis, increased by $86.1 million in 2024 as compared to 2023. The increase was primarily driven by the continued U.S. performance of Trikafta and the strong uptake of Kaftrio outside of the United States, including its uptake in younger age groups.

- **Trelegy** – Royalty Receipts from Trelegy, which is marketed by GSK for the maintenance treatment of chronic obstructive pulmonary disease and asthma, increased by $80.4 million in 2024 as compared to 2023, primarily driven by strong patient demand, single inhaler triple therapy class growth and increased market share. Additionally, performance was also positively impacted by favorable U.S. pricing and adjustments to returns and rebates.

- **Tysabri** – Royalty Receipts from Tysabri, which is marketed by Biogen for the treatment of multiple sclerosis, decreased by $17.8 million in 2024 as compared to 2023, primarily due to pricing pressure and competition.

- **Imbruvica** – Royalty Receipts from Imbruvica, which is marketed by AbbVie and Johnson & Johnson for the treatment of blood cancers and chronic graft versus host disease, decreased by $19.3 million in 2024 as compared to 2023, primarily due to competitive pressures.

- **Evrysdi** – Royalty Receipts from Evrysdi, which is marketed by Roche for the treatment of spinal muscular atrophy, increased by $107.4 million in 2024 as compared to 2023, primarily attributable to the incremental royalties acquired in the fourth quarter of 2023 and the second quarter of 2024 and gains in patient share across all regions.

- **Xtandi** – Royalty Receipts from Xtandi, which is marketed by Pfizer and Astellas for the treatment of prostate cancer, increased by $22.2 million in 2024 as compared to 2023, primarily attributed to growth in all regions, especially in the United States, driven by strong uptake of the non-metastatic castration-sensitive prostate cancer indication following approval in the fourth quarter of 2023, which also increased demand in other indications, and overall market growth.

- **Promacta** – Royalty Receipts from Promacta, which is marketed by Novartis for the treatment of chronic immune thrombocytopenia purpura (ITP) and aplastic anemia, decreased by $2.7 million in 2024 as compared to 2023, primarily due to higher revenue deductions, partially offset by an increased use of Promacta in chronic ITP and severe aplastic anemia in the United States. In the third quarter of 2024, Novartis disclosed that it had discontinued proactive promotion of Promacta in most markets.

- **Tremfya** – Royalty Receipts from Tremfya, which is marketed by Johnson & Johnson for the treatment of plaque psoriasis and active psoriatic arthritis, increased by $23.2 million in 2024 as compared to 2023, due to market growth and share gains.

- **Cabometyx/Cometriq** – Royalty Receipts from Cabometyx/Cometriq, which is marketed by Exelixis, Ipsen and Takeda for the treatment of advanced renal cell carcinoma as well as hepatocellular carcinoma in patients previously treated with sorafenib, increased by $6.9 million in 2024 as compared to 2023, primarily driven by continued demand growth in the United States and globally by broad uptake in combination with Opdivo in first-line renal cell carcinoma across clinical risk groups and practice settings.

- **Spinraza** – Royalty Receipts from Spinraza, which is marketed by Biogen for the treatment of spinal muscular atrophy, was relatively flat in 2024 as compared to 2023, primarily due to relatively consistent U.S. revenue while rest of world was impacted by the loss of an annual tender in Russia, as well as by the timing of shipments. We acquired the Spinraza royalty in the first quarter of 2023 and began receiving royalties in the second quarter of 2023.

- **Trodelvy** – Royalty Receipts from Trodelvy, which is marketed by Gilead for the treatment of adult patients with metastatic triple-negative breast cancer and pre-treated hormone receptor (HR)-positive, human epidermal growth factor receptor 2 (HER2)-negative metastatic breast cancer, increased by $9.9 million in 2024 as compared to 2023. The increase was primarily driven by higher demand in second-line metastatic triple-negative breast cancer and pretreated HR+/HER2- metastatic breast cancer.

- **Erleada** – Royalty Receipts from Erleada, which is marketed by Johnson & Johnson for the treatment of patients with prostate cancer, increased by $11.6 million in 2024 as compared to 2023, primarily driven by continued share gains and market growth in metastatic castration-sensitive prostate cancer. We acquired an incremental royalty on Erleada in the second quarter of 2023 and began receiving the additional royalty in the third quarter of 2023.

- **Orladeyo** – Royalty Receipts from Orladeyo, which is marketed by BioCryst for the treatment of hereditary angioedema, increased by $9.4 million in 2024 as compared to 2023, primarily driven by continued strong patient uptake and an improved paid rate.

- **Nurtec ODT/Zavzpret** – Royalty Receipts from Nurtec ODT, which is marketed by Pfizer for the acute treatment of migraine, increased by $7.1 million in 2024 as compared to 2023. The increase was primarily driven by strong demand in the United States, and, to a much lesser extent, recent launches in international markets. Performance was partially offset by lower net price in the United States due to unfavorable changes in channel mix.

- **Other products** – Royalty Receipts from other products decreased by $3.8 million in 2024 as compared to 2023, primarily driven by a decline in royalty receipts on Lexiscan, partially offset by a true-up of royalties on the DPP-IVs and higher distributions from the Legacy SLP Interest.

- **Milestones and other contractual receipts** decreased by $568.5 million in 2024 as compared to 2023, primarily due to a $475.0 million milestone payment received following the FDA's approval of Zavzpret and a $28.7 million payment from our joint venture investee, Avillion II, for our pro rata portion of the $80 million fee paid by AstraZeneca to exercise the option to commercialize Airsupra in United States, both of which occurred in the first quarter of 2023.

Key Developments Relating to Our Portfolio

Recent key developments related to products in our portfolio are discussed below:

Commercial Products

- **Cystic fibrosis franchise.** In April 2024, Vertex announced that the European Commission had granted approval for the label expansion of Kalydeco for the treatment of infants down to one month of age with cystic fibrosis who have certain mutations in the cystic fibrosis transmembrane conductance regulator gene.

  In May 2024, Vertex announced that it submitted a New Drug Application ("NDA") and Marketing Authorization Application ("MAA") for the vanzacaftor triple to the FDA and the European Medicines Agency, respectively, for approval. This followed positive Phase 3 results for the new triple combination therapy in February 2024.

  In November 2024, Vertex announced that it had completed regulatory submissions for the vanzacaftor triple in the European Union, the United Kingdom, Canada, Australia, New Zealand and Switzerland, and reviews are underway.

  In December 2024, Vertex announced the FDA approval of the new triple-combination modulator Alyftrek (vanzacaftor triple) for treatment of cystic fibrosis in people ages 6 and older with at least one responsive mutation.

- **Xtandi.** In January 2024, Pfizer announced that the European Commission had approved Talzenna (talazoparib), an oral poly ADP-ribose polymerase inhibitor, in combination with Xtandi, for the treatment of adult patients with metastatic castration-resistant prostate cancer in whom chemotherapy is not clinically indicated.

  In April 2024, Astellas Pharma announced the European Commission approved a label extension for Xtandi as monotherapy or in combination with androgen deprivation therapy for the treatment of adult men with high-risk biochemical recurrent non-metastatic hormone-sensitive prostate cancer who are unsuitable for salvage-radiotherapy.

- **Tremfya.** In May 2024, Johnson and Johnson announced positive Phase 3 results for Tremfya in patients with moderate to severely active Crohn's disease with inadequate response/intolerance to conventional therapies and/or biologics. Johnson and Johnson submitted a supplemental Biologics License Application to the FDA seeking approval of Tremfya for Crohn's disease and an application to the European Medicines Agency for ulcerative colitis and Crohn's disease.

  In May 2024, Johnson and Johnson announced the first Phase 3 results for Tremfya in adult patients with moderate to severely active Crohn's disease, which demonstrated superiority versus placebo and Stelara. Data showed that both maintenance doses of Tremfya met the composite co-primary endpoints compared to placebo in each individual study. In results versus Stelara, both doses of Tremfya demonstrated statistically significant and clinically meaningful differences on all prespecified pooled endoscopic endpoints.

  In September 2024, Johnson and Johnson announced the FDA approval of Tremfya for the treatment of adults with moderately to severely active ulcerative colitis.

- **Cabometyx.** In September 2024, Exelixis announced final results from the Phase 3 pivotal CONTACT-02 study, which achieved one of two primary endpoints, demonstrating a statistically significant benefit in progression-free survival, and a numerical but not statistically significant improvement in overall survival for cabozantinib in combination with atezolizumab in patients with metastatic castration-resistant prostate cancer. Exelixis intends to submit a supplemental NDA with the FDA later this year.

  In September 2024, Exelixis announced final results from the Phase 3 pivotal CABINET study, which demonstrated a significant improvement in progression-free survival for cabozantinib in patients with advanced neuroendocrine tumors. Exelixis submitted a supplemental NDA, which was assigned a Prescription Drug User Fee Act ("PDUFA") date of April 2025, and Ipsen has submitted an extension of indication Marketing Authorization to the European Medicines Agency.

- **Trodelvy.** In January 2024, Gilead announced that the Phase 3 EVOKE-01 study evaluating Trodelvy compared to docetaxel did not meet its primary endpoint of overall survival in patients with previously treated metastatic non-small cell lung cancer.

  In May 2024, Gilead announced that the confirmatory Phase 3 TROPiCS-04 study evaluating Trodelvy versus single-agent chemotherapy in patients with locally advanced or metastatic urothelial cancer did not meet the primary endpoint of overall survival. Gilead is continuing to analyze the data and will discuss the results and next steps with the FDA. In the United States, Trodelvy has an accelerated approval in this indication and continued approval may be contingent upon verification and description of clinical benefit in confirmatory trials, including the TROPiCS-04 study.

  In November 2024, Gilead announced plans to voluntarily withdraw the U.S. accelerated approval of Trodelvy for use in pre-treated adult patients with locally advanced or metastatic urothelial cancer, following the results of the Phase 3 TROPiCS-04 trial.

- **Spinraza.** In September 2024, Biogen announced the pivotal cohort (Part B) of the Phase 2/3 DEVOTE study evaluating the safety and efficacy of a higher dose regimen of Spinraza in infants with spinal muscular atrophy met its primary endpoint, achieving a statistically significant improvement in motor function compared to a prespecified matched sham control group.

- **Voranigo.** In August 2024, Servier announced the FDA approval of Voranigo, a first-in-class targeted therapy for patients with isocitrate dehydrogenase 1 and 2 (IDH1/2) mutant diffuse glioma.

- **Skytrofa.** In December 2024, Ascendis announced the FDA accepted for review its supplemental Biologics License Application (sBLA) in adult growth hormone deficiency for Skytrofa. The FDA set a PDUFA goal date of July 27, 2025.

- **Cobenfy.** In March 2024, Bristol Myers Squibb announced that it completed its acquisition of Karuna. Bristol Myers Squibb acquired Karuna for $330 per share, for a total equity value of $14.0 billion. The NDA for KarXT for the treatment of schizophrenia in adults was accepted for review by FDA, with a PDUFA date of September 26, 2024.

  In September 2024, Bristol Myers Squibb announced the FDA approval of Cobenfy (formerly KarXT), a first-in-class muscarinic agonist for the treatment of schizophrenia in adults.

- **Airsupra.** In October 2024, AstraZeneca announced that positive high-level results from the BATURA Phase 3b trial showed Airsupra met the primary endpoint, demonstrating a statistically significant and clinically meaningful reduction in the risk of a severe exacerbation when used as an as-needed rescue medication in response to symptoms compared to as-needed albuterol.

Development-Stage Product Candidates

- **Aficamten.** In October 2024, Cytokinetics announced that it submitted an NDA for aficamten to the FDA in the third quarter of 2024.

  In December 2024, Cytokinetics announced that the FDA accepted its NDA for aficamten for the treatment of Obstructive Hypertrophic Cardiomyopathy. The FDA has assigned the NDA a PDUFA date of September 26, 2025. Additionally, the European Medicines Agency validated the MAA for aficamten, and it will now be reviewed by the Committee for Medicinal Products for Human Use (CHMP).

- **BCX10013.** In August 2024, BioCryst announced that it plans to discontinue development of its oral Factor D inhibitor, BCX10013, as the level of clinical activity observed was less than other therapies on the market.

- **MK-8189.** In October 2024, Merck updated its public disclosures to remove MK-8189 from its pipeline chart and we do not anticipate making a further investment in this program.

- **Pelabresib.** In February 2024, Novartis announced that it had entered into an agreement to make a voluntary public takeover offer to acquire MorphoSys for €68 per share, for a total equity value of €2.7 billion.

  In May 2024, Novartis announced that it met all tender offer conditions to acquire MorphoSys for €68 per share. The acquisition of MorphoSys by Novartis has been completed.

  In October 2024, Novartis announced that based on its review of 48-week data from the Phase 3 MANIFEST-2 study, longer follow-up time is needed to determine the regulatory path for pelabresib in myelofibrosis. Novartis will continue to follow patients in MANIFEST-2 and evaluate the potential for additional studies to support registration.

- **Seltorexant.** In May 2024, Johnson and Johnson announced positive results from the pivotal Phase 3 MDD3001 clinical trial evaluating the efficacy and safety of seltorexant as an adjunctive treatment in patients with major depressive disorder (MDD) with insomnia symptoms. The study achieved all primary and secondary endpoints, with seltorexant demonstrating both a statistically significant and clinically meaningful improvement in depressive symptoms, and improved sleep disturbance outcomes, in patients who had a prior inadequate response to SSRI/SNRI antidepressants alone.

- **TEV-'749.** In May 2024, Teva Pharmaceuticals announced positive efficacy results from its Phase 3 trial evaluating TEV-'749, a once monthly subcutaneous long-acting injection of olanzapine, in adult patients with schizophrenia. Results demonstrated that TEV-'749 met its primary endpoint as measured by a change in the Positive and Negative Syndrome Scale (PANSS) total score from baseline after eight weeks compared to placebo. Additionally, no cases of Post-injection Delirium/Sedation Syndrome (PDSS) had been reported by that date, after administration of approximately 80% of the minimum target injection number.

  In January 2025, Teva announced that TEV-'749 achieved Phase 3 targeted injections without PDSS, and the full safety presentation is expected in the second quarter of 2025.

- **Trontinemab.** In March 2024, Roche held a neurology update event in which it announced that in people with Alzheimer's Disease, trontinemab demonstrated rapid and robust amyloid plaque reduction at relatively low doses compared with standard Aβ monoclonal antibodies. The sustained low Amyloid Related Imaging Abnormalities incidence and overall favorable safety and tolerability profile support further investigation.

  In October 2024, Roche presented its latest Phase 1b/2a interim results for trontinemab at the Clinical Trials on Alzheimer's Disease conference, which demonstrated rapid and robust amyloid plaque depletion after 12 to 28 weeks of treatment and an overall favorable safety profile with very limited ARIA-E observed.

Investments Overview

Ongoing investment in new royalties is fundamental to the long-term prospects of our business. New investments provide a source of growth for our Royalty Receipts, supplementing growth within our existing portfolio and offsetting declines for royalties on products that have lost market exclusivity. We evaluate an array of royalty acquisition opportunities on a continuous basis and expect to continue to make acquisitions in the ordinary course of our business. We have established a strong track record of identifying, evaluating and investing in royalties tied to leading products across therapeutic areas and treatment modalities. We invest in approved products and development-stage product candidates that have generated robust proof of concept data. We invest in these therapies through the purchase of royalties, milestones and other contractual receipts by making hybrid investments and by acquiring businesses with significant existing royalty assets or the potential for the creation of such assets.

In 2024, we invested $2.8 billion in royalties, milestones and other contractual receipts. While volatility exists in the funding of new acquisitions on a year-to-year basis due to the unpredictable timing of new investment opportunities, we have consistently deployed significant amounts of cash when measured over multi-year periods. Our approach is rooted in a highly disciplined evaluation process that is not dictated by a minimum annual investment threshold.

Included below are tables of investment activities over each of the last five years (in thousands). Announced transactions amounts reflect maximum transaction value for transactions entered into over each of the periods presented. Capital Deployment represents the total outflows that will drive future Portfolio Receipts and includes cash paid at the acquisition date and any subsequent associated milestone investments reflected in the period in which cash was paid. Capital Deployment in approved/marketed royalties versus development-stage royalties is based upon the approval status of the therapy at the time of our upfront investment.

	Average	2024	2023	2022	2021	2020
Announced Transactions						
Upfront payments	$ 2,125,400	$ 2,325,000	$ 2,109,000	$ 1,963,000	$ 2,161,000	$ 2,069,000
Potential payments/milestones	973,200	493,000	1,850,000	1,443,000	705,000	375,000
Total announced transaction value	**$ 3,098,600**	**$ 2,818,000**	**$ 3,959,000**	**$ 3,406,000**	**$ 2,866,000**	**$ 2,444,000**
Capital Deployment						
Approved/marketed royalties	$ 1,732,145	$ 1,775,545	$ 1,875,232	$ 1,920,958	$ 1,684,769	$ 1,404,222
Development-stage royalties[1]	693,762	985,364	316,689	507,399	823,374	835,986
Total Capital Deployment[2]	**$ 2,425,907**	**$ 2,760,909**	**$ 2,191,921**	**$ 2,428,357**	**$ 2,508,143**	**$ 2,240,208**

(1) Development-stage royalties include: direct R&D funding arrangements and funding arrangements executed through our joint venture partnership with the Avillion Entities, investments in development-stage product candidates and investments in debt securities primarily made in connection with acquisitions of royalties on development-stage products from the seller.

(2) Capital Deployment is calculated as the summation of the following line items from our GAAP consolidated statements of cash flows: *Investments in equity method investees, Purchases of available for sale debt securities, Acquisitions of financial royalty assets, Acquisitions of other financial assets, Milestone payments, Development-stage funding payments - ongoing, Development-stage funding payments - upfront and milestone* less *Contributions from legacy non-controlling interests - R&D.*

Summary of Acquisition Activities

- In November 2024, we acquired a synthetic royalty on Rytelo from Geron Corporation for an upfront payment of $125 million. Rytelo is approved for the treatment of certain adult patients with low- to intermediate-1 risk myelodysplastic syndromes with transfusion-dependent anemia. Following the acquisition, we are entitled to receive tiered royalties on the U.S. net sales on Rytelo.

- In November 2024, we acquired a synthetic royalty on Niktimvo from Syndax Pharmaceuticals, Inc. for an upfront payment of $350 million. Niktimvo is approved for the treatment of chronic graft-versus-host disease and will be co-commercialized by Incyte. Following the acquisition, we are entitled to receive royalties on the U.S. net sales on Niktimvo.

- In September 2024, we acquired a royalty interest in deucrictibant from BRAIN Biotech AG for an upfront payment of approximately $21 million and up to EUR 110.5 million in milestone payments contingent on the achievements of certain regulatory and commercial milestones. Deucrictibant is in Phase 3 development by Pharvaris N.V. for the treatment of hereditary angioedema attacks.

- In September 2024, we acquired a synthetic royalty on Yorvipath from Ascendis Pharma A/S for an upfront payment of $150 million. Yorvipath is approved for the treatment of hypoparathyroidism in adults.

- In June 2024, PTC Therapeutics, Inc. ("PTC") exercised its option to sell half of its retained royalties on Roche's Evrysdi, an approved product for the treatment of spinal muscular atrophy for approximately $242 million. This option arose from the Evrysdi royalty transaction with PTC that was announced in October 2023, in which we acquired additional royalty on Evrysdi for $1 billion. PTC has an option to sell its remaining 9.5% of the Evrysdi royalty for $250 million less royalties received until December 31, 2025.

- In May 2024, we announced a transaction to acquire a royalty interest in Voranigo from Agios Pharmaceuticals for an upfront payment of $905 million contingent on FDA approval. In August 2024, we made the upfront payment following the FDA approval on Voranigo.

- In May 2024, we expanded our strategic funding collaboration with Cytokinetics, Incorporated ("Cytokinetics") to provide up to $575 million, including $250 million in upfront payments, in exchange for royalties and fixed payments. This collaboration includes the following key components: a royalty restructuring on aficamten for hypertrophic cardiomyopathy; amended commercial launch funding with two additional tranches for aficamten of $50 million upfront with the option to draw an additional $175 million following approval of aficamten in oHCM; development funding of $100 million upfront for the confirmatory Phase 3 clinical trial of omecamtiv mecarbil for heart failure with reduced ejection fraction and $50 million upfront for the Phase 2 clinical trial of CK-586 for heart failure with preserved ejection fraction, which includes an option to invest an additional $150 million to fund Phase 3 development of CK-586; and the purchase of $50 million of Cytokinetics' common stock.

- In May 2024, we acquired royalties and milestones on frexalimab, which was owned by ImmuNext, Inc., for approximately $525 million, including estimated transaction costs. We are entitled to receive royalties on annual worldwide net sales of frexalimab and milestones related to the achievement of certain commercial and regulatory events. Frexalimab, which is in development by Sanofi, is a second generation anti-CD40 ligand monoclonal antibody. Frexalimab is being evaluated in Phase 3 clinical studies for the treatment of multiple sclerosis and is in Phase 2 clinical studies for systemic lupus erythematosus and Type 1 Diabetes.

- In January 2024, we acquired a royalty interest in ecopipam for an upfront payment of $49 million and up to $44 million in milestone payments contingent on the achievement of certain regulatory milestones. Ecopipam is in Phase 3 development by Emalex Biosciences for the treatment of Tourette Syndrome.

Liquidity and Capital Resources

Overview

Our primary source of liquidity is cash provided by operations. For 2024 and 2023, we generated $2.8 billion and $3.0 billion, respectively, in *Net cash provided by operating activities*. We believe that our existing capital resources, cash provided by operating activities and access to our Revolving Credit Facility (defined below) will continue to allow us to meet our operating and working capital requirements, to fund planned strategic acquisitions and R&D funding arrangements, and to meet our debt service obligations for the foreseeable future. We have historically operated at a low level of fixed operating costs. Our primary cash operating expenses, other than R&D funding commitments, include interest expense, our Operating and Personnel Payments, and legal and professional fees.

We have access to substantial sources of funds in the capital markets and we may, from time to time, seek additional capital through a combination of additional debt or equity financings. As of December 31, 2024 and 2023, the par value of all of our outstanding senior unsecured notes was $7.8 billion and $6.3 billion, respectively. Additionally, we have up to $1.8 billion of available revolving commitments under our Revolving Credit Facility. A summary of our borrowing activities, balances and compliance with certain debt covenants under various financing arrangements is included in Note 10–Borrowings of the Notes to Consolidated Financial Statements included in Part II, Item 8 of this Annual Report on Form 10-K.

We have historically funded our investments through operating cash flows, equity contributions and debt. Our low operating costs coupled with a lack of capital expenditures and low taxes have contributed to our strong financial profile, resulting in high operating leverage and high cash flow conversion. We expect to continue funding our current and planned operating costs (excluding acquisitions) principally through our cash flow from operations and investments through cash flow and issuances of equity and debt. We have supplemented our available cash and cash equivalents on hand with attractive debt capital to fund certain strategic acquisitions.

Our ability to satisfy our working capital needs, debt service and other obligations, and to comply with the financial covenants under our financing agreements depends on our future operating performance and cash flow, which are in turn subject to prevailing economic conditions and other factors, many of which are beyond our control.

Cash Flows

The following table and analysis of cash flow changes presents a summary of our cash flow activities for 2024 as compared to 2023 (in thousands). For a discussion of cash flow activities for 2023 compared to 2022, please refer to Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2023.

| | Years Ended December 31, | | |
	2024	2023	Change
Cash provided by/(used in):			
Operating activities	$ 2,768,986	$ 2,987,802	$ (218,816)
Investing activities	(2,678,115)	(2,072,789)	(605,326)
Financing activities	361,145	(2,148,754)	2,509,899

Analysis of Cash Flow Changes

Operating Activities

Cash provided by operating activities decreased by $218.8 million in 2024 as compared to 2023, primarily due to a decrease in cash collections from financial royalty assets of $218.0 million. In 2023, cash collections from financial royalty assets included a $475.0 million milestone payment related to Zavzpret. The decrease was partially offset by lower development-stage funding payments in 2024.

Investing Activities

Cash used in investing activities increased by $605.3 million in 2024 as compared to 2023, primarily driven by higher use of cash for purchases of financial royalty assets, available for sale debt securities, equity securities and higher milestone payments. The higher use of cash was partially offset by proceeds from equity securities received in the current year.

Financing Activities

Cash provided by financing activities in 2024 was $361.1 million as compared to cash used in financing activities of $2.1 billion in 2023. In 2024, cash provided by financing activities was primarily driven by the net proceeds of $1.5 billion from issuance of the 2024 Notes (as further described below), partially offset by the use of cash for dividends and distributions and repurchases of Class A ordinary shares. In 2023, cash used in financing activities was primarily driven by $1.0 billion in debt repayment.

Sources of Capital

As of December 31, 2024 and 2023, our cash and cash equivalents totaled $929.0 million and $477.0 million, respectively. We intend to fund short-term and long-term financial obligations as they mature through cash and cash equivalents, future cash flows from operations or the issuance of additional debt. Our ability to generate cash flows from operations, issue debt or enter into financing arrangements on acceptable terms could be adversely affected if there is a material decline in the sales of the underlying pharmaceutical products in which we hold royalties, deterioration in our key financial ratios or credit ratings, or other material unfavorable changes in business conditions. Currently, we believe that we have sufficient financial flexibility to issue debt, enter into other financing arrangements and attract long-term capital on acceptable terms to support our growth objectives.

Borrowings

Our borrowings consisted of the following (in thousands):

Type of Borrowing	Date of Issuance	Maturity	As of December 31, 2024	As of December 31, 2023
Senior Unsecured Notes:				
$1,000,000, 1.20% (issued at 98.875% of par)	9/2020	9/2025	$ 1,000,000	$ 1,000,000
$1,000,000, 1.75% (issued at 98.284% of par)	9/2020	9/2027	1,000,000	1,000,000
$500,000, 5.15% (issued at 98.758% of par)	6/2024	9/2029	500,000	—
$1,000,000, 2.20% (issued at 97.760% of par)	9/2020	9/2030	1,000,000	1,000,000
$600,000, 2.15% (issued at 98.263% of par)	7/2021	9/2031	600,000	600,000
$500,000, 5.40% (issued at 97.872% of par)	6/2024	9/2034	500,000	—
$1,000,000, 3.30% (issued at 95.556% of par)	9/2020	9/2040	1,000,000	1,000,000
$1,000,000, 3.55% (issued at 95.306% of par)	9/2020	9/2050	1,000,000	1,000,000
$700,000, 3.35% (issued at 97.565% of par)	7/2021	9/2051	700,000	700,000
$500,000, 5.90% (issued at 97.617% of par)	6/2024	9/2054	500,000	—
Total senior unsecured debt			**7,800,000**	**6,300,000**
Unamortized debt discount and issuance costs			(187,574)	(164,715)
Total debt carrying value			**7,612,426**	**6,135,285**
Less: Current portion of long-term debt			(997,773)	—
Total long-term debt			**$ 6,614,653**	**$ 6,135,285**

Senior Unsecured Notes

In June 2024, we issued $1.5 billion of senior unsecured notes (the "2024 Notes") with a weighted average coupon rate of 5.48%. In July 2021, we issued $1.3 billion of senior unsecured notes (the "2021 Notes") with a weighted average coupon rate of 2.80%. In September 2020, we issued $6.0 billion of senior unsecured notes (the "2020 Notes") with a weighted average coupon rate of 2.13%. We refer to the 2020 Notes, 2021 Notes and 2024 Notes, collectively, as the "Notes." The Notes require semi-annual interest payments. The first interest payment date for the 2024 Notes will be March 2, 2025. Indentures governing the Notes contain certain covenants with which we were in compliance as of December 31, 2024.

Senior Unsecured Revolving Credit Facility

Our subsidiary, RP Holdings, as borrower, initially entered into the Amended and Restated Credit Agreement (the "Credit Agreement") on September 15, 2021, which provides for an unsecured revolving credit facility (the "Revolving Credit Facility"). Amendment No. 3 to the Credit Agreement, which was entered into on December 22, 2023, increased the borrowing capacity to $1.8 billion for general corporate purposes with $1.69 billion of the revolving commitments maturing on December 22, 2028 and the remaining $110.0 million of revolving commitments maturing on October 31, 2027. On January 24, 2024, we entered into Amendment No. 4 to the Credit Agreement to make certain technical modifications. As of December 31, 2024, we have a borrowing capacity of $1.8 billion under the Revolving Credit Facility.

The Credit Agreement that governs the Revolving Credit Facility contains certain customary covenants, that among other things, require us to maintain (i) a consolidated leverage ratio at or below 4.00 to 1.00 (or at or below 4.50 to 1.00 following a qualifying material acquisition) of consolidated funded debt to Adjusted EBITDA, each as defined and calculated as set forth in the Credit Agreement, (ii) a consolidated coverage ratio at or above 2.50 to 1.00 of Adjusted EBITDA to consolidated interest expense, each as defined and calculated as set forth in the Credit Agreement and (iii) a consolidated Portfolio Cash Flow Ratio at or below 5.00 to 1.00 (or at or below 5.50 to 1.00 following a qualifying material acquisition) of consolidated funded debt to Portfolio Cash Flow, each as defined and calculated as set forth in the Credit Agreement.

We were in compliance with the financial covenants as of December 31, 2024.

Adjusted EBITDA and Portfolio Cash Flow are non-GAAP liquidity measures that are key components of certain material covenants contained within the Credit Agreement. Noncompliance with the financial covenants under the Credit Agreement could result in our lenders requiring us to immediately repay all amounts borrowed. If we cannot satisfy these financial covenants, we would be prohibited under our Credit Agreement from engaging in certain activities, such as incurring additional indebtedness, paying dividends, making certain payments and acquiring and disposing of assets.

The table below presents Adjusted EBITDA and Portfolio Cash Flow, each as calculated according to its respective definition in our Credit Agreement (in thousands):

	Years Ended December 31,			
	2024		**2023**	
Portfolio Receipts	$	**2,801,446**	$	**3,048,713**
Payments for operating and professional costs		(236,225)		(243,012)
Adjusted EBITDA (non-GAAP)	$	**2,565,221**	$	**2,805,701**
Interest paid, net		(113,088)		(97,564)
Portfolio Cash Flow (non-GAAP)	$	**2,452,133**	$	**2,708,137**

Adjusted EBITDA and Portfolio Cash Flow are non-GAAP liquidity measures that exclude the impact of certain items and therefore have not been calculated in accordance with GAAP. We caution readers that amounts presented in accordance with our definitions of Adjusted EBITDA and Portfolio Cash Flow may not be the same as similar measures used by other companies or analysts. A reconciliation of Adjusted EBITDA and Portfolio Cash Flow to *Net cash provided by operating activities*, the closest GAAP measure, is presented below (in thousands):

	Years Ended December 31,			
	2024		**2023**	
Net cash provided by operating activities (GAAP)	$	**2,768,986**	$	**2,987,802**
Adjustments:				
Proceeds from available for sale debt securities[1], [2]		19,786		1,440
Distributions from equity method investees[2]		23,641		43,882
Interest paid, net[2]		113,088		97,564
Development-stage funding payments - ongoing		2,000		2,000
Development-stage funding payments - upfront and milestone		—		50,000
Distributions to legacy non-controlling interests - Portfolio Receipts[2]		(362,280)		(376,987)
Adjusted EBITDA (non-GAAP)	$	**2,565,221**	$	**2,805,701**
Interest paid, net[2]		(113,088)		(97,564)
Portfolio Cash Flow (non-GAAP)	$	**2,452,133**	$	**2,708,137**

(1) In the fourth quarter of 2023, we began receiving quarterly repayments on tranche one of the Cytokinetics Commercial Launch Funding. In the fourth quarter of 2024, we began receiving quarterly repayments on the MorphoSys Development Funding Bonds. Repayments for both funding instruments are presented as *Proceeds from available for sale debt securities* on the statements of cash flows.

(2) The table below shows the line item for each adjustment and the direct location for such line item on the statements of cash flows.

Reconciling Adjustment	Statements of Cash Flows Classification
Interest paid, net	Operating activities (*Interest paid* less *Interest received*)
Distributions from equity method investees	Investing activities
Proceeds from available for sale debt securities	Investing activities
Distributions to legacy non-controlling interests - Portfolio Receipts	Financing activities

Uses of Capital

Acquisitions of Royalties

We acquire product royalties in ways that can be tailored to the needs of our partners through a variety of structures:

- *Third-party Royalties* – Existing royalties on approved or late-stage development therapies with high commercial potential. A royalty is the contractual right to a percentage of top-line sales from a licensee's use of a product, technology or intellectual property. The majority of our current portfolio consists of third-party royalties.

- *Synthetic Royalties* – Newly-created royalties on approved or late-stage development therapies with strong proof of concept and high commercial potential. A synthetic royalty is the contractual right to a percentage of top-line sales by the developer or marketer of a therapy in exchange for funding. A synthetic royalty may also include contingent milestone payments. We also fund ongoing R&D for biopharmaceutical companies in exchange for future royalties and milestones if the product or indication we are funding is approved.

- *Launch and Development Capital* – Tailored supplemental funding solutions, generally included as a component within a transaction, increase the scale of our capital. Launch and development capital is generally provided in exchange for a long-term stream of fixed payments with a predetermined schedule around the launch of a drug. Launch and development capital may also include a direct investment in the public equity of a company.

- *Mergers and Acquisitions ("M&A") Related* – We acquire royalties in connection with M&A transactions, often from the buyers of biopharmaceutical companies when they dispose of the non-strategic assets of the target company following the closing of the acquisition. We also seek to partner with companies to acquire other biopharmaceutical companies that own significant royalties. We may also seek to acquire biopharmaceutical companies that have significant royalties or where we can create royalties in subsequent transactions.

Additionally, we may identify additional opportunities, platforms or technologies that leverage our capabilities.

Distributions to Shareholders

We paid dividends to holders of our Class A ordinary shares of $376.5 million and $358.3 million in 2024 and 2023, respectively. We do not have a legal obligation to pay a quarterly dividend or dividends at any specified rate or at all.

Class A Ordinary Share Repurchases

In March 2023, our board of directors authorized a share repurchase program under which we may repurchase up to $1.0 billion of our Class A ordinary shares. The repurchases may be made in the open market or in privately negotiated transactions. In 2024, we repurchased and retired 8.4 million shares at a cost of approximately $229.9 million. In 2023, we repurchased and retired 9.8 million shares at a cost of approximately $304.8 million. As of December 31, 2024, approximately $465.3 million remained available under the share repurchase program.

In connection with the Internalization, our board of directors authorized a new share repurchase program under which we may repurchase up to $3.0 billion of our Class A ordinary shares. This new share repurchase program replaces the unused capacity under the previous share repurchase program that was authorized in March 2023. The repurchases may be made in the open market or in privately negotiated transactions. The authorization for the new share repurchase program expires June 23, 2027.

Other Funding Arrangements

As part of the expanded funding collaboration we entered into with Cytokinetics in May 2024, we agreed to fund the clinical trial for CK-586. We funded $50 million upfront in May 2024. We have an option to fund up to an additional $150 million which we have not exercised as of December 31, 2024.

We have a long-term funding arrangement with Cytokinetics which is comprised of seven tranches of up to $525 million in total funding ("Cytokinetics Commercial Launch Funding"). As of December 31, 2024, $350 million remained available under Cytokinetics Commercial Launch Funding of which Cytokinetics is required to draw a minimum of $50 million.

We may have other funding arrangements where we are contractually obligated to fund R&D activities performed by our development partners. We also have funding arrangements related to our equity method investments in the Avillion Entities. As our committed capital requirements are based on phases of development, the completion of which is highly uncertain, only the capital required to fund the current stage of development under such funding arrangements is considered committed capital, which was approximately $17.3 million as of December 31, 2024.

We also have certain milestones payable to our counterparties that are contingent on the successful achievement of certain development, regulatory approval or commercial milestones. These contingent milestone payments are not considered contractual obligations. In 2024, we paid regulatory milestones of $50 million related to olpasiran and $25 million related to Cobenfy. In 2023, we paid a $12.4 million sales-based milestone related to Erleada and a $50 million clinical milestone to Cytokinetics for aficamten.

Debt Service

As of December 31, 2024, the future principal and interest payments under our Notes over the next five years and thereafter are as follows (in thousands):

Year	Principal Payments		Interest Payments	
2025	$	1,000,000	$	257,792
2026		—		226,600
2027		1,000,000		226,600
2028		—		209,100
2029		500,000		209,100
Thereafter		5,300,000		2,544,700
Total[1]	$	**7,800,000**	$	**3,673,892**

(1) Excludes unamortized debt discount and issuance costs of $187.6 million as of December 31, 2024, which are amortized through interest expense over the remaining life of the underlying debt obligations.

Operating and Personnel Payments

Under the Management Agreement, we pay quarterly Operating and Personnel Payments equal to 6.5% of the cash receipts from Royalty Investments, or Portfolio Receipts, for such quarter and 0.25% of our security investments under GAAP as of the end of each quarter. Because the Operating and Personnel Payments are determined based on Portfolio Receipts, the amounts are variable. The payment for our Operating and Personnel Payment is the most significant component of *Payments for operating and professional costs* presented on the statements of cash flows. Additionally, the expenses incurred in respect of Operating and Personnel Payments are expected to comprise the most significant component of G&A expenses on an ongoing basis.

In January 2025, we agreed to acquire our Manager for an aggregate consideration of $1.1 billion. The transaction is estimated to close during the second quarter of 2025. Upon closing of this transaction, we would no longer make Operating and Personnel Payments to the Manager.

Guarantor Financial Information

Our obligations under the Notes are fully and unconditionally guaranteed by RP Holdings, a non-wholly owned subsidiary (the "Guarantor Subsidiary"). Our remaining subsidiaries (the "Non-Guarantor Subsidiaries") do not guarantee the Notes. Under the terms of the indenture governing the Notes, Royalty Pharma plc and the Guarantor Subsidiary each fully and unconditionally, jointly and severally, guarantee the payment of interest, principal and premium, if any, on the Notes. As of December 31, 2024, the par value and carrying value of the total outstanding and guaranteed Notes was $7.8 billion and $7.6 billion, respectively.

The following financial information presents summarized combined balance sheet information as of December 31, 2024, and summarized combined statement of operations information for 2024 for Royalty Pharma plc and RP Holdings. All intercompany balances and transactions between Royalty Pharma plc and RP Holdings are eliminated in the presentation of the combined financial statements. RP Holdings' most significant asset is its investment in operating subsidiaries, which has been eliminated in the table below to exclude investments in Non-Guarantor Subsidiaries. Our operating subsidiaries hold the majority of our cash and cash equivalents, marketable securities and financial royalty assets. As a result, our ability to make required payments on the Notes depends on the performance of our operating subsidiaries and their ability to distribute funds to us. There are no material restrictions on distributions from the operating subsidiaries. Amounts presented below do not represent our total consolidated amounts (in thousands):

Summarized Combined Balance Sheet

	As of December 31, 2024
Current assets	$ 53,380
Current interest receivable on intercompany notes due from Non-Guarantor Subsidiaries	23,908
Current intercompany notes receivable due from Non-Guarantor Subsidiaries	242,476
Non-current assets	3,074
Non-current intercompany notes receivable due from Non-Guarantor Subsidiaries	2,430,894
Current liabilities	1,100,681
Current interest payable on intercompany notes due to Non-Guarantor Subsidiaries	23,905
Current intercompany notes payable due to Non-Guarantor Subsidiaries	242,476
Non-current liabilities	6,613,747
Non-current intercompany notes payable due to Non-Guarantor Subsidiaries	1,609,898

Summarized Combined Statement of Operations

	Year Ended December 31, 2024
Interest income on intercompany notes receivable due from Non-Guarantor Subsidiaries	$ 104,167
Other income	822
Operating expenses	251,831
Interest expense on intercompany notes due to Non-Guarantor Subsidiaries	53,798
Net loss	200,640

Critical Accounting Policies and Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States requires the use of estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses. Certain of these policies are considered critical as they have the most significant impact on our financial condition and results of operations and require the most difficult, subjective, or complex judgments, often because of the need to make estimates about the effect of matters that are inherently uncertain. On an ongoing basis, we evaluate our estimates that are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of these evaluations forms the basis for making judgments about the carrying values of assets and liabilities and the reported amount of income and expenses that are not readily apparent from other sources. Because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

Our most critical accounting policies relate to our financial royalty assets and the full descriptions can be found in Note 2–Summary of Significant Accounting Policies to our consolidated financial statements. Similarly, the most significant judgments and estimates applied by management are associated with the measurement of our financial royalty assets at amortized cost using the prospective effective interest method. The application of the prospective approach to calculate interest income from our financial royalty assets requires management's judgment in forecasting the expected future cash flows of the underlying royalties. These estimates and judgments arise because of the inherent uncertainty in predicting future events.

We evaluate financial royalty assets for impairment on an individual basis by comparing the effective interest rate at each reporting date to that of the prior period. If the effective interest rate for the current period is lower than the prior period and if the gross cash flows have declined (expected and collected), management records a provision for the change in expected cash flows. The provision is measured as the difference between the financial royalty asset's amortized cost basis and the net present value of the expected future cash flows, calculated based on the prior period's effective interest rate. The amount recognized as provision expense increases the financial royalty asset's cumulative allowance, which reduces the net carrying value of the financial royalty asset.

Factors Impacting Expected Future Cash Flows

The amounts and timing of forecasted expected future cash flows are largely influenced by sell-side equity research analyst coverage, commercial performance of the product and the royalty duration.

- *Analyst coverage*. Forecasts of expected future cash flows are developed from sales projections of the underlying biopharmaceutical products as published in sell-side equity research analyst reports. In projecting future cash flows, our policy is to rely on sell-side research analysts' consensus sales forecasts to derive annual sales projections for each financial royalty asset over the periods for which we are entitled to royalties or milestones. These forecasts are based on market research that analyzes factors such as growth in global economies, industry trends and product life cycles. We generally utilize statistical curves to project future sales for a portion of the royalty duration when sell-side equity research coverage ends or when estimates are not available for the duration of the royalty. The statistical curves are modelled from a combination of historical trends and available sell-side equity research analyst consensus sales estimates. Based on the level of detail in sell-side equity research analyst models, management can also be required to apply assumptions to the sales forecasts to estimate the quarterly and geographical allocation from annual sales projections and, for franchised products, to estimate the product mix and pricing mix, or to exclude from projections sales forecasts for unapproved products. Our contractual royalty terms, rates, and any milestones are then applied to the adjusted sales projections to calculate the expected royalty or milestone payments over the term of the financial royalty asset's life, forming the basis for our forecast of expected future cash flows used to calculate and measure interest income.

- *Commercial performance*. The approval of a product for use in new indications can extend the date through which we are entitled to royalties or milestones on that product. For certain financial royalty assets, such as the cystic fibrosis franchise, we are entitled to royalties on approved combination products and on future combination products, which create new cash flow streams that were previously not reflected. We generally do not recognize income from, or forecast sales for, unapproved products unless they are incorporated into analyst consensus forecasts in such a way that we cannot isolate the probability of regulatory success that is built into analyst estimates. If a product is removed from all or a portion of a market, subsequent sell-side equity research analysts' consensus sales forecasts will reflect the expected drop in sales. Both the new cash flow streams and the cessation of cash flow streams related to a product's performance in the market over the royalty term can materially affect our forecast of expected future cash flows, which directly impacts the measurement of interest income.

- *Royalty duration.* The duration of a royalty can be based on a variety of factors, such as regulatory and marketing approval dates, patent expiration dates, the number of years from first commercial sale, the first date of manufacture of the patent-protected product, the entry of generics or a contractual date arising from litigation, which are all impacted by the point in time in the product's life cycle at which we acquire the royalty. Royalty durations vary by geography as the United States, European Union and other jurisdictions may be subject to different country-specific patent protection terms or exclusivity based on contractual terms. Products may be covered by a number of patents and, where a royalty term is linked to the existence of valid patents, management is required to make judgments about the patent providing the strongest protection to align the period over which management forecasts expected future cash flows to the royalty term. It is common for the latest expiring patent in effect at the date we acquire a financial royalty asset to be extended, adjusted or replaced with newer dated patents subsequent to our acquisition of a royalty due to new information, resulting in changes to the royalty duration in later periods. Patents may expire earlier than expected at the time of the acquisition due to the loss of patent protection, loss of data exclusivity on intellectual property, contractual licensing terms limiting royalty payments based on time from product launch, recent legal developments or litigation. Macroeconomic factors, such as changes in economies or the competitive landscape, including the unexpected loss of exclusivity to the products underlying our portfolio of royalties, changes in government legislation, product life cycles, industry consolidations and other changes beyond our control could result in a positive or negative impact on our forecast of expected future cash flows and the related measurement of interest income.

Significant Assumptions Applied in Developing Forecasted Expected Future Cash Flows

As part of the preparation of the forecasted expected future cash flows, which relies on the sources and variables discussed above, management is required to make assumptions around the following forecast inputs: (1) estimates of the duration of the royalty, which includes consideration of the strength of patent protection and anticipated timing for entry of generics, (2) product growth rates and sales trends in outer years, generally projected through statistical curves, (3) the product and pricing mix for franchised products, (4) the geographical allocation of annual sales data from sell-side equity research analysts' models, and (5) the portion of sales that are subject to royalties, which is referred to as royalty bearing sales. Generally the most significant and judgmental assumptions used in forecasting the expected future cash flows for our royalties include (1) estimates of the duration of the royalty and (2) sales trends and product growth rates in outer years of the royalty term, which are primarily derived from statistical models.

With respect to the cystic fibrosis franchise, forecasted expected future cash flows in 2024 are significantly impacted by prong 5 from above, the estimated royalty bearing sales. The forecasted expected cash flows for the cystic fibrosis franchise included consensus estimates for Vertex's Alyftrek following disclosure of its Phase 3 clinical data and also included the conservative assumption that royalties will only be collected on the tezacaftor component of Alyftrek and not on the deuterated ivacaftor component. Although we believe that the deuterated ivacaftor component of Alyftrek is the same as ivacaftor and is therefore royalty-bearing, Vertex has made public statements that it believes the deuterated ivacaftor component is not royalty-bearing. If the forecasted expected cash flows for the cystic fibrosis franchise included the assumption that the deuterated ivacaftor component is royalty-bearing, the impact to our 2024 results of operations would be the reduction of a cumulative allowance and the recognition of provision income of approximately $259.4 million.

The royalty duration is important for purposes of accurately measuring interest income over the life of a financial royalty asset. In making assumptions around the royalty duration for terms that are not contractually fixed, management considers the strength of existing patent protection, timing for expected entry of generics, geographical exclusivity periods and potential patent term extensions tied to the underlying product. It is common for royalty durations to expire earlier or later than anticipated due to unforeseen developments over time, including with respect to the granting of patents and patent term extensions, the invalidation of patents, litigation between the party controlling the patents and third party challengers of the patents, the ability of third parties to design around or circumvent valid patents, the granting of regulatory exclusivity periods or extensions, timing for the arrival of generic or biosimilar competitor products, changes to legal or regulatory regimes affecting intellectual property rights or the regulation of pharmaceutical products, product life cycles, and industry consolidations.

When royalty-bearing pharmaceutical products have limited or no coverage by sell-side equity research analysts, or where sell-side equity research analyst estimates are not available for the full term of our royalty, particularly for the later years in a product's life, we generally incorporate a statistical curve developed using historical sales data and available consensus sales projections to forecast product sales over the remaining life of the product.

Even though we believe interest income from financial royalty assets and the associated non-cash provision for changes in expected cash flows are not indicative of our near-term financial performance and should not be used as a source for predicting future income or growth trends, changes in the aforementioned assumptions could result in a material impact to our financial statements. A shortened royalty term can result in a reduction in interest income, significant reductions in total royalty payments over time compared to expectations or a permanent impairment. If the effective interest rate is lower for the current period than the prior period and if the gross cash flows have declined (expected and collected), this would result in the immediate recognition of non-cash provision expense even though the applicable cash inflows will not be realized for many years into the future. Small declines in sell-side equity research analysts' consensus sales forecasts over a long time horizon can result in an immediate non-cash income statement expense recognition, even though the applicable cash inflows will not be realized for many years into the future.

Below is a summary of the sensitivity of our current year results in relation to the royalty duration for our top three financial royalty assets that are uncapped based on net carrying value as of December 31, 2024. Because these are long-dated financial royalty assets, we have assumed a change of two years in the estimated duration to sensitize the financial statement impact. There have not been any significant changes to the estimated duration of expected future cash flows for our top three financial royalty assets during 2023 and 2022. During 2024, the estimated duration for the cystic fibrosis franchise was extended from 2037 to a range of 2039 to 2041, reflecting the approval of Alyftrek. Additionally, the estimated duration for Tysabri was extended in 2024 from an expiry of 2031 to 2035 due to analyst expectations around the sales performance of Tysabri's biosimilar.

If the duration of these financial royalty assets were extended two years by assuming the statistically projected growth trends continue and all other royalty terms and assumptions remain unchanged, any impact to interest income would be recognized prospectively over the remaining expected life of the financial asset. As there would be no current impact to interest income, the sensitivity is not disclosed below. However, an extended duration for a financial royalty asset could result in the reduction of any existing cumulative allowance for changes in expected cash flows, which would be recognized in the current period as provision income and is reflected in the table below for these top three financial royalty assets. If the duration for these financial royalty assets were reduced by two years by eliminating the corresponding forecasted expected future cash flows in that two year period while keeping all other royalty terms and assumptions unchanged, we would recognize immediate incremental provision expense in the current period as a result of applying the prospective method of the effective interest rate methodology. The extension and reduction in royalty terms are modelled in isolation for purposes of the sensitivity disclosures below and do not include any consideration of the related allowance for current expected credit losses. The measurement of interest income from our financial royalty assets is recalculated each reporting period, which requires updates to various inputs and assumptions, including estimated royalty duration. Therefore, any actual impact to recognition of provision income or expense would be different than the sensitivity disclosure below. The impact of these sensitivity assumptions is summarized as follows (in thousands):

	Estimated Royalty Duration[1]	Change in Duration Assumption Applied	Year Ended December 31, 2024 Provision Income for Changes in Expected Cash Flows		Change in Duration Assumption Applied	Year Ended December 31, 2024 Provision Expense for Changes in Expected Cash Flows
Cystic fibrosis franchise	2039-2041[2]	+ 2 years	$	(160,723)	- 2 years	$ 283,088
Trelegy	2029-2030	+ 2 years		(66,647)	- 2 years	281,188
Tysabri	[3]	+ 2 years		(31,357)	- 2 years	46,844

(1) Durations shown represent our estimates as of the current reporting date of when a royalty will substantially end, which may vary by geography and may depend on clinical trial results, regulatory approvals, contractual terms, commercial developments, estimates of regulatory exclusivity and patent expiration dates (which may include estimated patent term extensions) or other factors. There can be no assurances that our royalties will expire when expected.
(2) Royalty is perpetual. We estimate royalty duration of 2039-2041 due to expected Alyftrek patent expiration and potential generic entry thereafter leading to sales decline.
(3) Royalty is perpetual. We have applied an end date of 2035 for purposes of accreting income over the royalty term, which is periodically reviewed based on our estimates of impact from biosimilars.

Recent Accounting Pronouncements

See Note 2–Summary of Significant Accounting Policies to our consolidated financial statements for additional information on recently issued accounting standards.

Item 7A. **QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

Market Risk

We are subject to certain risks which may affect our results of operations, cash flows and fair values of assets and liabilities, including volatility in foreign currency exchange rates and interest rates. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because the nature of the marketable securities we hold. In order to manage our exposures, we follow established risk management policies and procedures, including the use of derivative financial instruments, such as swaps, rate locks and forwards. We do not enter into derivative instruments for trading or speculative purposes. The counterparties to these contracts are all major financial institutions.

Foreign Currency Exchange Risk

Our results of operations are subject to foreign currency exchange risk through transactional exposure resulting from movements in exchange rates between the time we recognize royalty income or royalty revenue and the time at which the transaction settles, or we receive the royalty payment. The current portion of *Financial royalty assets* accounts for the most common type of transactional exposure. Because we are entitled to royalties on worldwide sales for various products, there is an underlying exposure to foreign currency as the marketer converts payment amounts from local currencies to U.S. dollars using a quarterly average exchange rate. Therefore, cash received may differ from the estimated receivable based on fluctuations in currency. In addition, certain products pay royalties in currencies other than U.S. dollars, which also creates foreign currency risk primarily with respect to the Euro, British pound, Canadian dollar, Swiss franc and Japanese yen, as our functional and reporting currency is the U.S. dollar. To manage foreign currency exchange risk, we may periodically utilize non-deliverable forward exchange or other hedging contracts. We do not currently have any foreign exchange contracts in place.

Interest Rate Risk

We are subject to interest rate fluctuation exposure through our investments in money market accounts and marketable securities, the majority of which bear a variable interest rate. As of December 31, 2024, we held cash and cash equivalents of $929.0 million, of which $360.7 million was cash and $568.3 million was invested in interest-bearing money market funds. As of December 31, 2023, we had cash and cash equivalents of $477.0 million, of which $319.6 million was cash and $157.4 million was invested in interest-bearing money market funds.

The objectives of our investment policy are the preservation of capital and fulfillment of liquidity needs. In order to maximize income without assuming significant market risk, we maintain our excess cash and cash equivalents in money market funds and marketable securities, largely composed of investment grade, short to intermediate term fixed income and debt securities. Because of the short term maturities of our cash equivalents and the short term nature of our marketable securities, we do not believe that a decrease in interest rates would have any material negative impact on the fair value of our cash equivalents or marketable securities.

Our debt portfolio is managed on a consolidated basis and management makes financing decisions to achieve the lowest cost of debt capital and to maximize portfolio objectives. As of December 31, 2024, 100% of our outstanding Notes have fixed interest rates. We have a $1.8 billion Revolving Credit Facility with a variable interest rate that had no outstanding borrowing balance as of December 31, 2024. We are subject to interest rate fluctuation exposure related to the Revolving Credit Facility for the amounts drawn.

Credit and Counterparty Risk

We are exposed to credit risk related to the counterparties with which we do business. We are subject to credit risk from our royalty assets, our receivables and our financial instruments, primarily derivative and available for sale debt securities. The majority of our royalty assets and receivables arise from contractual royalty agreements that pay royalties on the sales of underlying pharmaceutical products in the United States, Europe and the rest of the world, with concentrations of credit risk limited due to the broad range of marketers responsible for paying royalties to us and the variety of geographies from which our royalties on product sales are derived. The products in which we hold royalties are marketed by leading biopharmaceutical industry participants, including, among others, Vertex, GSK, Roche, Johnson & Johnson, Biogen, AbbVie, Astellas, Pfizer, Novartis and Gilead. As of December 31, 2024 and 2023, Vertex, as the marketer and payor of our royalties on the cystic fibrosis franchise, accounted for 34% and 32% of our current portion of financial royalty assets, respectively, and represented the largest individual marketer and payor of our royalties. Refer to "Understanding Our Results of Operations" within this MD&A for a discussion of the royalty payors accounting for 10% or more of our total income and other revenues for 2024 and 2023.

We monitor the financial performance and creditworthiness of the counterparties to our royalty agreements, derivative financial instruments, and available for sale debt securities so that we can properly assess and respond to changes in their credit profile. To date, we have not experienced any significant losses with respect to the collection of income or revenue on our royalty assets or available for sale debt securities or on the settlement of our derivative financial instruments. If a counterparty becomes bankrupt, or otherwise fails to perform its obligations under a derivative financial instruments due to financial difficulties, we may experience significant delays in obtaining any recovery under the derivative financial instruments in a bankruptcy or other reorganization proceeding.

Item 8.   **Financial Statements and Supplementary Data**

ROYALTY PHARMA PLC
Index to Audited Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Royalty Pharma plc

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Royalty Pharma plc (the Company) as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 12, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Financial Royalty Assets and related Interest Income

Description of the Matter	As disclosed in Note 6 to the consolidated financial statements, the Company's total financial royalty assets, net, were carried at $15,910,928 thousand as of December 31, 2024. For the year ended December 31, 2024, the Company recognized income from financial royalty assets of $2,149,422 thousand. As explained in Note 2 to the consolidated financial statements, the Company's financial royalty assets are measured at amortized cost using the prospective effective interest rate method. Auditing the valuation of the financial royalty assets and related interest income involved complex auditor judgment, because the assumptions used by management to forecast the expected cash flows from the underlying royalties are forward-looking and are therefore affected by future economic and market conditions, such as the impact of the entry of competing or generic products to the market, among other uncertainties. The key assumptions used in the valuation of the financial royalty assets and related interest income are product growth rates applied to forecasted sales and the royalty duration.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls related to the valuation of financial royalty assets and related interest income. This included testing controls over management's review of the significant assumptions and other inputs used in estimating the royalty duration and product growth rates. To test the valuation of the financial royalty assets and related interest income, our audit procedures included, among others, evaluating the methodology and completeness and accuracy of the data used to develop the key assumptions identified above. For example, with the support of statistical modelling specialists, we evaluated management's statistical methodology for sales growth forecasts and performed sensitivity analysis over the resulting forecasted product sales. We also tested the inputs to the model, principally comprising historic product sales and third-party analyst estimates of nearer-term sales amounts, by comparing to analyst reports or published sales information. For royalty duration, among other procedures, we compared management's assessment of the likely date of expiry of the Company's cash flows against original purchase agreements, as well as independently assessing the royalty duration against available published information sources, such as those from regulatory bodies, counterparties, and product marketers. We assessed the historical accuracy of management's estimates by comparing expected cash flows to actual cash receipts. We also evaluated the related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2022.

New York, New York
February 12, 2025

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Royalty Pharma plc

Opinion on Internal Control Over Financial Reporting

We have audited Royalty Pharma plc's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Royalty Pharma plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes and our report dated February 12, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York
February 12, 2025

ROYALTY PHARMA PLC
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value)

		As of December 31,		
		2024		**2023**
Assets				
Current assets				
Cash and cash equivalents	$	929,026	$	477,010
Financial royalty assets		783,770		738,438
Available for sale debt securities		58,200		18,300
Other royalty income receivable		26,956		22,405
Other current assets		4,187		18,040
Total current assets		**1,802,139**		**1,274,193**
Financial royalty assets, net		15,127,158		14,088,655
Equity securities		186,960		199,487
Available for sale debt securities		693,500		437,100
Equity method investments		379,424		375,894
Other assets		33,534		6,522
Total assets	$	**18,222,715**	$	**16,381,851**
Liabilities and shareholders' equity				
Current liabilities				
Distributions payable to legacy non-controlling interests	$	75,811	$	83,155
Accounts payable and accrued expenses		13,370		15,165
Interest payable		98,062		51,682
Current portion of long-term debt		997,773		—
Other current liabilities		68,600		11,375
Total current liabilities		**1,253,616**		**161,377**
Long-term debt		6,614,653		6,135,285
Other liabilities		12,080		900
Total liabilities		**7,880,349**		**6,297,562**
Commitments and contingencies				
Shareholders' equity				
Class A ordinary shares, $0.0001 par value; issued and outstanding: 2024–445,985 and 2023–446,692		45		45
Class B ordinary shares, $0.000001 par value; issued and outstanding: 2024–143,128 and 2023–150,743		—		—
Class R redeemable shares, £1 par value; issued and outstanding: 2024–50 and 2023–50		63		63
Deferred shares, $0.000001 par value; issued and outstanding: 2024–392,255 and 2023–384,640		—		—
Additional paid-in capital		4,103,482		4,011,435
Retained earnings		2,845,653		2,517,583
Non-controlling interests		3,395,785		3,557,792
Treasury interests		(2,662)		(2,629)
Total shareholders' equity		**10,342,366**		**10,084,289**
Total liabilities and shareholders' equity	$	**18,222,715**	$	**16,381,851**

See accompanying notes to these consolidated financial statements.

ROYALTY PHARMA PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

		Years Ended December 31,				
		2024		**2023**		**2022**
Income and other revenues						
Income from financial royalty assets	$	2,149,422	$	2,197,754	$	2,125,096
Other royalty income and revenues		114,154		156,800		112,119
Total income and other revenues		**2,263,576**		**2,354,554**		**2,237,215**
Operating expense						
Provision for changes in expected cash flows from financial royalty assets		732,461		560,656		904,244
Research and development funding expense		2,000		52,000		177,106
Amortization of intangible assets		—		—		5,670
General and administrative expenses		236,671		249,748		227,303
Financial royalty asset impairment		—		—		615,827
Total operating expense, net		**971,132**		**862,404**		**1,930,150**
Operating income		**1,292,444**		**1,492,150**		**307,065**
Other (income)/expense						
Equity in (earnings)/losses of equity method investees		(29,611)		(28,882)		8,973
Interest expense		225,512		187,187		187,961
Losses/(gains) on derivative financial instruments		6,000		2,290		(96,610)
(Gains)/losses on equity securities		(39,549)		(87,139)		33,442
(Gains)/losses on available for sale debt securities		(154,906)		(230,840)		6,815
Interest income		(47,343)		(72,291)		(78,335)
Other non-operating expenses, net		1,528		21,737		14,755
Total other (income)/expense, net		**(38,369)**		**(207,938)**		**77,001**
Consolidated net income before tax		1,330,813		1,700,088		230,064
Income tax expense		—		—		—
Consolidated net income		1,330,813		1,700,088		230,064
Net income attributable to non-controlling interests		471,830		565,254		187,232
Net income attributable to Royalty Pharma plc	$	**858,983**	$	**1,134,834**	$	**42,832**
Earnings per Class A ordinary share:						
Basic	$	1.92	$	2.54	$	0.10
Diluted	$	1.91	$	2.53	$	0.10
Weighted average Class A ordinary shares outstanding:						
Basic		448,185		447,601		437,963
Diluted		594,108		602,900		437,972

See accompanying notes to these consolidated financial statements.

ROYALTY PHARMA PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Years Ended December 31,					
	2024		**2023**		**2022**	
Consolidated net income	$	1,330,813	$	1,700,088	$	230,064
Other comprehensive income/(loss):						
Unrealized gains on available for sale debt securities		—		—		24,000
Reclassification of unrealized gains on available for sale debt securities		—		—		(53,432)
Other comprehensive loss:	$	—	$	—	$	(29,432)
Comprehensive income	$	1,330,813	$	1,700,088	$	200,632
Comprehensive income attributable to non-controlling interests		471,830		565,254		175,418
Comprehensive income attributable to Royalty Pharma plc	$	858,983	$	1,134,834	$	25,214

See accompanying notes to these consolidated financial statements.

ROYALTY PHARMA PLC

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands, except per share amounts)

	Class A Ordinary Shares		Class B Ordinary Shares		Class R Redeemable Shares		Deferred Shares		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Non-Controlling Interests	Treasury Interests	Total Shareholders' Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount						
Balance at December 31, 2021	432,963	$ 43	174,213	$ —	50	$ 63	361,170	$ —	$ 3,507,533	$ 2,255,179	$ 16,491	$ 4,471,951	$ (2,715)	$ 10,248,545
Contributions	—	—	—	—	—	—	—	—	—	—	—	11,596	—	11,596
Distributions	—	—	—	—	—	—	—	—	—	—	—	(604,248)	—	(604,248)
Dividends ($0.76 per class A ordinary share)	—	—	—	—	—	—	—	—	—	(333,322)	—	—	—	(333,322)
Other exchanges	10,155	1	(10,155)	—	—	—	10,155	—	156,457	—	1,127	(157,494)	(91)	—
Share-based compensation and related issuances of Class A ordinary shares	48	—	—	—	—	—	—	—	2,170	—	—	—	—	2,170
Net income	—	—	—	—	—	—	—	—	—	42,832	—	187,232	—	230,064
Other comprehensive income/(loss):														
Unrealized gains on available for sale debt securities	—	—	—	—	—	—	—	—	—	—	14,262	9,738	—	24,000
Reclassification of unrealized gains on available for sale debt securities	—	—	—	—	—	—	—	—	—	—	(31,880)	(21,552)	—	(53,432)
Balance at December 31, 2022	443,166	$ 44	164,058	$ —	50	$ 63	371,325	$ —	$ 3,666,160	$ 1,964,689	$ —	$ 3,897,223	$ (2,806)	$ 9,525,373
Contributions	—	—	—	—	—	—	—	—	—	—	—	11,855	—	11,855
Distributions	—	—	—	—	—	—	—	—	—	—	—	(487,721)	—	(487,721)
Dividends ($0.80 per class A ordinary share)	—	—	—	—	—	—	—	—	—	(358,327)	—	—	—	(358,327)
Other exchanges	13,315	2	(13,315)	—	—	—	13,315	—	428,629	—	—	(428,808)	177	—
Share-based compensation and related issuances of Class A ordinary shares	57	—	—	—	—	—	—	—	2,357	—	—	—	—	2,357
Repurchases of Class A ordinary shares	(9,846)	(1)	—	—	—	—	—	—	(85,711)	(219,047)	—	—	—	(304,759)
Net income	—	—	—	—	—	—	—	—	—	1,134,834	—	565,254	—	1,700,088
Purchase of non-controlling interest in RPCT	—	—	—	—	—	—	—	—	—	(4,566)	—	(11)	—	(4,577)
Balance at December 31, 2023	446,692	$ 45	150,743	$ —	50	$ 63	384,640	$ —	$ 4,011,435	$ 2,517,583	$ —	$ 3,557,792	$ (2,629)	$ 10,084,289
Contributions	—	—	—	—	—	—	—	—	—	—	—	9,038	—	9,038
Distributions	—	—	—	—	—	—	—	—	—	—	—	(476,632)	—	(476,632)
Dividends ($0.84 per class A ordinary share)	—	—	—	—	—	—	—	—	—	(376,465)	—	—	—	(376,465)
Other exchanges	7,615	1	(7,615)	—	—	—	7,615	—	166,275	—	—	(166,243)	(33)	—
Share-based compensation and related issuances of Class A ordinary shares	81	—	—	—	—	—	—	—	2,344	—	—	—	—	2,344
Repurchases of Class A ordinary shares	(8,403)	(1)	—	—	—	—	—	—	(76,572)	(153,340)	—	—	—	(229,913)
Net income	—	—	—	—	—	—	—	—	—	858,983	—	471,830	—	1,330,813
Purchase of non-controlling interest in RPCT	—	—	—	—	—	—	—	—	—	(1,108)	—	—	—	(1,108)
Balance at December 31, 2024	445,985	$ 45	143,128	$ —	50	$ 63	392,255	$ —	$ 4,103,482	$ 2,845,653	$ —	$ 3,395,785	$ (2,662)	$ 10,342,366

See accompanying notes to these consolidated financial statements.

ROYALTY PHARMA PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Years Ended December 31,	
	2024	**2023**	**2022**
Cash flows from operating activities:			
Cash collections from financial royalty assets	$ 2,983,410	$ 3,201,410	$ 2,507,236
Cash collections from intangible royalty assets	14,647	1,302	72,943
Other royalty cash collections	108,846	158,843	69,891
Distributions from equity method investees	13,396	18,823	39,142
Interest received	46,482	71,604	24,982
Development-stage funding payments - ongoing	(2,000)	(2,000)	(2,106)
Development-stage funding payments - upfront and milestone	—	(50,000)	(175,000)
Payments for operating and professional costs	(236,225)	(243,012)	(222,969)
Interest paid	(159,570)	(169,168)	(170,139)
Net cash provided by operating activities	**2,768,986**	**2,987,802**	**2,143,980**
Cash flows from investing activities:			
Distributions from equity method investees	23,641	43,882	—
Investments in equity method investees	(10,955)	(12,542)	(9,896)
Purchases of equity securities	(62,500)	—	(87,785)
Proceeds from equity securities	98,575	—	211,158
Purchases of available for sale debt securities	(150,000)	—	(479,559)
Proceeds from available for sale debt securities	19,786	1,440	542,044
Purchases of marketable securities	—	—	(234,869)
Proceeds from sales and maturities of marketable securities	—	24,391	792,341
Acquisitions of financial royalty assets	(2,505,701)	(2,115,522)	(1,741,640)
Acquisitions of other financial assets	(18,000)	—	(21,215)
Milestone payments	(75,000)	(12,400)	—
Other	2,039	(2,038)	—
Net cash used in investing activities	**(2,678,115)**	**(2,072,789)**	**(1,029,421)**
Cash flows from financing activities:			
Distributions to legacy non-controlling interests - Portfolio Receipts	(362,280)	(376,987)	(441,963)
Distributions to legacy non-controlling interests - other	—	—	(31,301)
Distributions to continuing non-controlling interests	(125,159)	(119,534)	(144,115)
Dividends to shareholders	(376,465)	(358,327)	(333,322)
Repurchases of Class A ordinary shares	(229,651)	(304,759)	—
Contributions from legacy non-controlling interests - R&D	747	543	1,059
Contributions from non-controlling interests - other	4,360	6,933	6,133
Cash acquired in connection with purchase of non-controlling interest	—	4,973	—
Proceeds from revolving credit facility	—	350,000	—
Repayment of revolving credit facility	—	(350,000)	—
Repayment of long-term debt	—	(1,000,000)	—
Proceeds from issuance of long-term debt, net of discount	1,471,235	—	—
Debt issuance costs and other	(12,616)	(1,596)	(1,347)
Other	(9,026)	—	—
Net cash provided by/(used in) in financing activities	**361,145**	**(2,148,754)**	**(944,856)**
Net change in cash and cash equivalents	452,016	(1,233,741)	169,703
Cash and cash equivalents, beginning of period	477,010	1,710,751	1,541,048
Cash and cash equivalents, end of period	**$ 929,026**	**$ 477,010**	**$ 1,710,751**

See accompanying notes to these consolidated financial statements.

1. Organization and Purpose

Royalty Pharma plc is a public limited company that was incorporated under the laws of England and Wales to facilitate the initial public offering ("IPO") of our Class A ordinary shares. "Royalty Pharma," the "Company," "we," "us" and "our" refer to Royalty Pharma plc and its subsidiaries on a consolidated basis.

We control Royalty Pharma Holdings Ltd ("RP Holdings"), a private limited company incorporated under the laws of England and Wales and U.K. tax resident, through our ownership of RP Holdings' Class A ordinary shares (the "RP Holdings Class A Interests") and RP Holdings' Class B ordinary shares (the "RP Holdings Class B Interests"). We conduct our business through RP Holdings and its subsidiaries.

RP Holdings is the sole owner of Royalty Pharma Investments 2019 ICAV ("RPI 2019 ICAV"), which is an Irish collective asset management vehicle, and is the successor to Royalty Pharma Investments, an Irish unit trust ("Old RPI"). RP Holdings is owned by Royalty Pharma plc, and, indirectly, by RPI US Partners 2019, LP, a Delaware limited partnership, and RPI International Holdings 2019, LP, a Cayman Islands exempted limited partnership (together, the "Continuing Investors Partnerships"). Prior to the Exchange Offer (defined below), Old RPI was owned by various partnerships (the "Legacy Investors Partnerships").

RP Management, LLC (the "Manager"), a Delaware limited liability company, is responsible for our management, including our day-to-day operations, pursuant to advisory and management agreements (collectively, the "Management Agreement"). In January 2025, we agreed to acquire the Manager for approximately $1.1 billion in total consideration (the "Internalization"). Refer to Note 16–Subsequent Events for additional discussion.

We are the largest buyer of biopharmaceutical royalties and a leading funder of innovation across the biopharmaceutical industry. We fund innovation in the biopharmaceutical industry both directly and indirectly - directly when we partner with companies to co-fund late-stage clinical trials and new product launches in exchange for future royalties, and indirectly when we acquire existing royalties from the original innovators.

2. Summary of Significant Accounting Policies

Basis of Preparation and Use of Estimates

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of income, revenues and expenses during the reporting period. Actual results may differ from those estimates.

Basis of Consolidation

The consolidated financial statements include the accounts of Royalty Pharma and all majority-owned and controlled subsidiaries, as well as variable interest entities, where we are the primary beneficiary. We consolidate based upon evaluation of our power, through voting rights or similar rights, to direct the activities of another entity that most significantly impact the entity's economic performance. For consolidated entities where we own or are exposed to less than 100% of the economics, we record *Net income attributable to non-controlling interests* in our consolidated statements of operations equal to the percentage of the economic or ownership interest retained in such entities by the respective non-controlling parties.

We consummated an exchange offer on February 11, 2020 (the "Exchange Offer") to facilitate the IPO. Through the Exchange Offer, investors which represented 82% of the aggregate limited partnership in the Legacy Investors Partnerships exchanged their limited partnership interests in the Legacy Investors Partnerships for limited partnership interests in the Continuing Investors Partnerships. Following the Exchange Offer, we became the indirect owner of an 82% economic interest in Old RPI through our subsidiary RPI 2019 Intermediate Finance Trust, a Delaware statutory trust. We are entitled to 82% of the economics of Old RPI's wholly-owned subsidiary RPI Finance Trust, a Delaware statutory trust ("RPIFT"), and 66% of Royalty Pharma Collection Trust, a Delaware statutory trust ("RPCT").

In 2022, we became an indirect owner of an 82% economic interest in Royalty Pharma Investments ICAV ("RPI ICAV"), which was previously owned directly by Old RPI.

In December 2023, RPI 2019 ICAV acquired the remaining interest in RPCT owned by Royalty Pharma Select Finance Trust, a Delaware statutory trust ("RPSFT"), at which time RPSFT ceased to hold a non-controlling interest in RPCT. Prior to December 2023, the remaining 34% of RPCT was owned by the Legacy Investors Partnerships and RPSFT, which was wholly owned by Royalty Pharma Select, an Irish unit trust.

Following the above transaction in December 2023, we report three non-controlling interests: (1) the Legacy Investors Partnerships' ownership of approximately 18% in Old RPI and RPI ICAV, which existed prior to our IPO, and, following the consummation of our IPO, (2) the Continuing Investors Partnerships' indirect ownership in RP Holdings through their indirect ownership of RP Holdings Class B Interests (the "continuing non-controlling interests") and (3) RPI EPA Vehicle, LLC's ("EPA Vehicle") ownership of the RP Holdings' Class C ordinary share (the "RP Holdings Class C Special Interest"). Income will not be allocated to EPA Vehicle until certain performance conditions are met.

All intercompany transactions and balances have been eliminated in consolidation.

Reclassification

Certain prior period amounts have been reclassified to conform to the current period presentation.

Concentrations of Credit Risk

Financial instruments that subject us to significant concentrations of credit risk consist primarily of cash and cash equivalents, available for sale debt securities, financial royalty assets, derivatives and receivables. Our cash management and investment policy limits investment instruments to investment-grade securities with the objective to preserve capital and to maintain liquidity until the funds are needed for operations. Our cash and cash equivalents balances as of December 31, 2024 and 2023 were held with Bank of America, State Street, TD Bank, Citibank, U.S. Bank, DNB Bank and Scotiabank. Our primary operating accounts significantly exceed the Federal Deposit Insurance Corporation limits.

The majority of our financial royalty assets and receivables arise from contractual royalty agreements that entitle us to royalties on the sales of underlying biopharmaceutical products in the United States, Europe and the rest of the world, with concentrations of credit risk limited due to the broad range of marketers responsible for paying royalties to us and the variety of geographies from which our royalties on product sales are derived. The products in which we hold royalties are marketed by leading industry participants, including, among others, Vertex, GSK, Roche, Johnson & Johnson, Biogen, AbbVie, Astellas, Novartis, Pfizer and Gilead. As of December 31, 2024 and 2023, Vertex, as the marketer and payor of our royalties on the cystic fibrosis franchise, accounted for 34% and 32% of our current portion of financial royalty assets, respectively, and represented the largest individual marketer and payor of our royalties.

We monitor the financial performance and creditworthiness of the counterparties to our royalty agreements so that we can properly assess and respond to changes in their credit profile. To date, we have not experienced any significant credit losses with respect to the collection of income or revenue on our royalty assets.

Recently Adopted and Issued Accounting Standards

In November 2023, the Financial Accounting Standards Board issued a new accounting standard that amends the guidance for required disclosures related to a public entity's reportable segments (ASU 2023-07). The ASU expands public entities' segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM") and included within each reported measure of segment profit or loss. It also requires disclosure of the amount and description of the composition of other segment items and interim disclosures of a reportable segment's profit or loss and assets. Public entities with a single reportable segment are required to provide the new disclosures and all the disclosures required under ASC 280. This update became effective for us in 2024 and our expanded disclosures are included below under "Segment Information."

Segment Information

Our CODM is our Chief Executive Officer, who reviews financial information presented on a consolidated basis to allocate resources, evaluate financial performance and make overall operating decisions. As such, we concluded that we operate as one single reportable segment, which is primarily focused on acquiring biopharmaceutical royalties. The measure of segment profit or loss that is most consistent with our consolidated financial statements is consolidated net income. The accounting policies of our single reportable segment are the same as those for the consolidated financial statements. The level of disaggregation and amounts of significant segment expenses that are regularly provided to the CODM are the same as those presented in the consolidated statements of operations. Likewise, the measure of segment assets is reported on the consolidated balance sheets as total assets.

Royalty Assets

An acquisition of a royalty asset provides the buyer with contractual rights to cash flows from the sale of patent-protected biopharmaceutical products by unrelated biopharmaceutical companies. The majority of our royalties provide us with rights that are protective and passive in nature. In other words, we do not own the intellectual property or have the right to commercialize the underlying products. These contractual cash flow rights have yield components that most closely resemble loans and are classified as financial royalty assets.

In the limited instances where we possess rights to exploit the underlying patents, rights to the intellectual property related to the biopharmaceutical products, or the ability to influence the amount or duration of future royalty payments, these royalties are classified as intangible royalty assets. The cost of an intangible royalty asset is amortized over the expected life of the asset on a straight-line basis.

Financial Royalty Assets, Net

Although a financial royalty asset does not have the contractual terms typical of a loan (such as contractual principal and interest), we account for financial royalty assets under Accounting Standards Codification ("ASC") Topic 310 Receivables. In limited instances, our royalty assets may be classified as contract assets and recorded as part of financial royalty assets because they are accounted for in the same manner. Our financial royalty assets are classified similar to loans receivable and are measured at amortized cost using the prospective effective interest method described in ASC 835-30 *Imputation of Interest*.

The effective interest rate is calculated by forecasting the expected cash flows to be received over the life of the asset relative to the initial invested amount. The effective interest rate is recalculated each reporting period as differences between expected cash flows and actual cash flows are realized and as there are changes to expected future cash flows. Income is calculated by multiplying the carrying value of the financial royalty asset by the periodic effective interest rate. The carrying value of a financial royalty asset is made up of the opening balance, or net purchase price for a new financial royalty asset, which is increased by accrued interest income and decreased by cash receipts in the period to arrive at the ending balance. If the ending balance is greater than the net present value of the expected future cash flows, a provision is recorded to reduce the asset balance to the net present value. The provision is recorded through the statements of operations as *Provision for changes in expected cash flows from financial royalty assets* and the carrying value of *Financial royalty assets, net* is presented net of the cumulative allowance for changes in expected cash flows.

The application of the prospective approach to measure our financial royalty assets at amortized cost requires management's judgment in forecasting the expected future cash flows of the underlying royalties. The amounts and duration of forecasted expected future cash flows used to calculate and measure interest income are largely impacted by sell-side equity research analyst coverage, commercial performance of the product, and royalty duration, each discussed in further detail below.

- *Analyst coverage.* Forecasts of expected future cash flows are developed from sales projections of the underlying biopharmaceutical products as published in sell-side equity research analyst reports. In projecting future cash flows, our policy is to rely on sell-side research analysts' consensus sales forecasts to derive annual sales projections for each financial royalty asset over the periods for which we are entitled to royalties or milestones. These forecasts are based on market research that analyzes factors such as growth in global economies, industry trends and product life cycles. We generally utilize statistical curves to project future sales for a portion of the royalty duration when sell-side equity research coverage ends or when estimates are not available for the duration of the royalty. The statistical curves are modelled from a combination of historical trends and available sell-side equity research analyst consensus sales estimates. Based on the level of detail in sell-side equity research analyst models, management can also be required to apply assumptions to the sales forecasts to estimate the quarterly and geographical allocation from annual sales projections and, for franchised products, to estimate the product mix and pricing mix, or to exclude from projections sales forecasts for unapproved products. Our contractual royalty terms, rates, and any milestones are then applied to the adjusted sales projections to calculate the expected royalty or milestone payments over the term of the financial royalty asset's life, forming the basis for our forecast of expected future cash flows used to calculate and measure interest income.

- *Commercial performance.* The approval of a product for use in new indications can extend the date through which we are entitled to royalties or milestones on that product. For certain financial royalty assets, such as the cystic fibrosis franchise, we are entitled to royalties on approved combination products and on future combination products, which create new cash flow streams that were previously not reflected. We generally do not recognize income from, or forecast sales for, unapproved products unless they are incorporated into analyst consensus forecasts in such a way that we cannot isolate the probability of regulatory success that is built into the analyst's estimates. If a product is removed from all or a portion of a market, subsequent sell-side equity research analysts' consensus sales forecasts will reflect the expected drop in sales. Both the new cash flow streams and the cessation of cash flow streams related to a product's performance in the market over the royalty term can materially affect our forecast of expected future cash flows, which directly impacts the measurement of interest income.

- *Royalty duration.* The duration of a royalty can be based on a variety of factors, such as regulatory and marketing approval dates, patent expiration dates, the number of years from first commercial sale, the first date of manufacture of the patent-protected product, the entry of generics or a contractual date arising from litigation, which are all impacted by the point in time in the product's life cycle at which we acquire the royalty. Royalty durations vary by geography as the United States, European Union and other jurisdictions may be subject to different country-specific patent protection terms or exclusivity based on contractual terms. Products may be covered by a number of patents and, where a royalty term is linked to the existence of valid patents, management is required to make judgments about the patent providing the strongest protection to align the period over which management forecasts expected future cash flows to the royalty term. It is common for the latest expiring patent in effect at the date we acquire a financial royalty asset to be extended, adjusted or replaced with newer dated patents subsequent to our acquisition of a royalty due to new information, resulting in changes to the royalty duration in later periods. Patents may expire earlier than expected at the time of the acquisition due to the loss of patent protection, loss of data exclusivity on intellectual property, contractual licensing terms limiting royalty payments based on time from product launch, recent legal developments or litigation. Macroeconomic factors, such as changes in economies or the competitive landscape, including the unexpected loss of exclusivity to the products underlying our portfolio of royalties, changes in government legislation, product life cycles, industry consolidations and other changes beyond our control could result in a positive or negative impact on our forecast of expected future cash flows and the related measurement of interest income.

As part of the preparation of the forecasted expected future cash flows, which relies on the sources and variables discussed above, management is required to make assumptions around the following forecast inputs: (1) estimates of the duration of the royalty, which includes consideration of the strength of patent protection and anticipated timing for entry of generics, (2) product growth rates and sales trends in outer years, generally projected through statistical curves, (3) the product and pricing mix for franchised products, (4) the geographical allocation of annual sales data from sell-side equity research analysts' models, and (5) the portion of sales that are subject to royalties, which is referred to as royalty bearing sales. The most sensitive of these assumptions relates to management's estimate of the royalty duration in the final years of an asset's life. In some cases, patent protection may extend to a later period than the expiration date management has estimated. Management may apply a shorter royalty term in this situation if, based on its experience and expertise, management believes that it is more likely that the associated patents are subject to opposition or infringement, that the market for a particular product may shift based on pipeline approvals and products, or that product sales may be harmed by competition from generics. For products providing perpetual royalties, management applies judgment in establishing the duration over which it forecasts expected future cash flows.

A shortened royalty term can result in a reduction in the effective interest rate, a decline in the carrying value of the financial royalty asset, a decline in income from financial royalty assets, significant reductions in royalty payments compared to expectations, or a permanent impairment. Additionally, royalty payments may occasionally continue beyond the estimated royalty expiration date for such reasons we cannot foresee such as excess inventory in the channel or additional scope of patent protection identified after expiry, including royalties we may become entitled to from new indications, new compounds, or for new regulatory jurisdictional approvals.

Certain acquisition agreements provide for future incoming or outgoing contingent payments based on the commercial, regulatory or clinical performance of the related biopharmaceutical product generally over a multi-year period. For purposes of measuring income from financial royalty assets, commercial milestones payable or receivable are reflected in the forecasted expected future cash flows in the period in which the milestone criteria is projected to be satisfied based on sell-side equity research analysts' consensus sales forecasts. Milestones based on regulatory approval or clinical criteria are generally not reflected in the expected future cash flows until such approval or criteria is achieved. We assess all milestone payments to determine whether we must account for these arrangements as derivatives instruments under ASC 815 – *Derivatives and Hedging*.

Amounts related to outgoing contingent milestone payments are not considered contractual obligations as they are contingent on the successful completion of the defined milestones. Payments under these agreements generally become due and payable upon achievement of certain commercial milestones, or when the contingency is resolved.

The current portion of financial royalty assets represents an estimation for current quarter royalty receipts which are collected during the subsequent quarter and for which the estimates are derived from the latest external publicly available sell-side equity research analyst reports, reported in arrears.

Cumulative Allowance and Provision for Changes in Expected Cash Flows from Financial Royalty Assets

We evaluate financial royalty assets for impairment on an individual basis by comparing the effective interest rate at each reporting date to that of the prior period. If the effective interest rate is lower for the current period than the prior period, and if the gross cash flows have declined (expected and collected), we record provision expense for the change in expected cash flows. The provision is measured as the difference between the financial royalty asset's amortized cost basis and the net present value of the expected future cash flows, calculated using the prior period's effective interest rate. The amount recognized as provision expense increases the financial royalty asset's cumulative allowance, which reduces the net carrying value of the financial royalty asset.

In a subsequent period, if there is an increase in expected future cash flows, or if actual cash flows are greater than cash flows previously expected, we reduce the previously established cumulative allowance in part or in full, resulting in a non-cash credit to the provision recorded through the *Provision for changes in expected cash flows from financial royalty assets* on the consolidated statements of operations. We also recalculate the amount of accretable yield to be received based on the revised remaining future cash flows. The adjustment to the accretable yield is treated as a change in estimate and is recognized prospectively over the remaining life of the financial royalty asset by adjusting the effective interest rate used to calculate income.

Movements in the cumulative allowance for changes in expected cash flows, which forms part of the *Financial royalty assets, net* line item on the consolidated balance sheets, are accompanied by corresponding provision income or expense. Amounts not expected to be collected are written off against the allowance at the time that such a determination is made. In some cases, when a financial royalty asset's contractual cash flows expire, the final royalty payment may differ from the remaining net carrying value. We account for this non-cash true-up at the end of the royalty term as either *Provision for changes in expected cash flows from financial royalty assets* or as *Income from financial royalty assets* on the consolidated statements of operations.

Allowance for Current Expected Credit Losses

We recognize an allowance for current expected credit losses under ASC 326 – *Financial Instruments – Credit Losses* on our portfolio of financial royalty assets with limited protective rights. The credit loss allowance is estimated using the probability of default and loss given default method. The credit rating, which is assessed primarily based on publicly available data and updated quarterly, is the primary credit quality indicator used to determine the probability of default of the marketers responsible for paying our royalties and the resulting loss given default. The allowance for current expected credit losses is presented net within the non-current portion of financial royalty assets on the consolidated balance sheets. Any subsequent provision for credit losses is recorded as part of the *Provision for changes in expected cash flows from financial royalty assets* on the consolidated statements of operations.

Income from Financial Royalty Assets

We recognize income from financial royalty assets when there is a reasonable expectation about the timing and amount of cash flows expected to be collected. The accretable yield is recognized as income at the effective rate of return over the expected life of financial royalty assets. An acquisition of a royalty on a development-stage product classified as a financial royalty asset is generally placed in non-accrual status where income is not recognized until we are able to reliably estimate expected cash flows, generally when the product receives regulatory approval.

We evaluate such financial royalty assets held at cost for impairment based on, among other factors, a review of development progress and publicly available information around regulatory discussions, clinical trial results and approval status. An impairment loss is recognized if it is probable that we will be unable to recover the carrying value of the financial royalty asset held at cost and the amount of loss can be reasonably estimated.

Other Royalty Income and Revenues

Other royalty income and revenues includes income from financial royalty assets that have been fully amortized and income from synthetic royalties and milestones arising out of research and development ("R&D") funding arrangements. Other royalty income and revenues also includes revenues from intangible royalty assets and income from royalties that are recorded at fair value.

Financial Instruments and Fair Value Measurements

Our financial instruments consist primarily of cash and cash equivalents, equity securities, derivatives, available for sale debt securities, royalty interests and long-term debt. Cash and cash equivalents, equity securities, derivatives, available for sale debt securities and certain royalty interests are reported at their respective fair values on our consolidated balance sheets. Outstanding borrowings under our senior unsecured notes and non-current financial royalty assets are reported at amortized cost on our consolidated balance sheets, for which fair values are disclosed. The remaining financial instruments are reported on our consolidated balance sheets at amounts that approximate fair value.

For financial instruments carried at fair value, the level in the fair value hierarchy is based on the lowest level of inputs that is significant to the fair value measurement in its entirety. We determine the fair value of assets and liabilities using the fair value hierarchy, which establishes three levels of inputs that may be used to measure fair value as follows:

- Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2: Quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly.
- Level 3: Prices or valuation that require inputs that are both significant to the fair value measurement and unobservable.

Cash and Cash Equivalents

Cash and cash equivalents include cash held at financial institutions and all highly liquid financial instruments with original maturities of 90 days or less.

Equity Securities and Available for Sale Debt Securities

Our equity securities primarily consist of investments in publicly traded equity securities. The equity securities are measured and recorded at fair value with unrealized gains and losses recorded in earnings. For equity securities without a readily determinable fair value, recorded within *Other assets* on the consolidated balance sheets, we use the fair value measurement alternative and measure the securities at cost less impairment, if any.

Investments classified as available for sale debt securities are recorded at fair value. We elect to apply the fair value option for available for sale debt securities when the fair value option better aligns with the economics of the investment. Upon such election, the entire investment is measured at fair value on a recurring basis, with movements in fair value recognized in earnings. For available for sale debt securities for which we did not elect the fair value option, the unrealized change in fair value is recorded within in *Accumulated other comprehensive income* and is reclassified to earnings as interest income is recognized when we can reliably estimate forecasted cash flows. A decline in the market value of any available for sale debt security below its cost that is deemed to have resulted from a credit loss results in a reduction in carrying amount to fair value and is recognized in earnings.

Derivatives

Derivatives are measured at fair value on the consolidated balance sheets with movements in fair value recognized in earnings.

Investment in Non-Consolidated Affiliates

Investments in entities that provide us with the ability to exercise significant influence, but not a controlling financial interest, and where we are not the primary beneficiary are accounted for under the equity method or as equity securities under the fair value option. Investments accounted for under the equity method are initially recorded at fair value. If there is a difference between the fair value and the carrying amount of the equity method investment at inception, we quantify the basis difference and amortize it in a rational manner over the life of the investment. Subsequently, we recognize through earnings our proportionate share of the investee's net income or loss, net of any adjustment to reflect the amortization of basis differences. We generally record our share of the results of our investees one quarter in arrears within *Equity in (earnings)/losses of equity method investees* in the consolidated statements of operations. The investment is reflected as *Equity method investments* on the consolidated balance sheets.

We have variable interests in entities formed for the purposes of entering into co-development arrangements for potential biopharmaceutical products (the "Avillion entities"). The Avillion entities are variable interest entities for which we are not the primary beneficiary as we do not have the power to direct the activities that most significantly influence the economic performance of the entity. In determining whether we are the primary beneficiary of an entity, management applies a qualitative approach that determines whether it has both (1) the power to direct the economically significant activities of the entity and (2) the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant. Management continuously assesses whether we are the primary beneficiary of a variable interest entity as changes to existing relationships or future transactions may result in the consolidation or deconsolidation of one or more of its investees.

When we have committed to provide further support to the investee through capital call commitments and the investment has been reduced to zero, we provide for additional losses, resulting in a negative equity method investment, which is presented as a liability on the consolidated balance sheets.

Research and Development Funding Expense

We enter into transactions where we agree to fund a portion of the R&D performed by our partners for products undergoing late-stage clinical trials in exchange for future royalties or milestones if the products are successfully developed and commercialized. In accordance with ASC 730 – *Research and Development*, we account for the funded amounts as R&D expense when we have the ability to obtain the results of the R&D, the transfer of financial risk is genuine and substantive and, at the time of entering into the transaction, it is not yet probable that the product will receive regulatory approval. If these conditions are not met, we may record the funded amounts as a financial royalty asset. We may fund R&D upfront or over time as the underlying products undergo clinical trials.

Royalties earned on successfully commercialized products generated from R&D arrangements are recognized as *Other royalty income and revenues* in the same period in which the sale of the product occurs. Fixed or milestone payments receivable based on the achievement of contractual criteria for products arising out of our R&D arrangements are also recognized as *Other royalty income and revenues* in the period that the milestone threshold is met. Milestone thresholds are typically not triggered until after all funding obligations have been completed.

Income Taxes

We periodically assess if our activities, as conducted through our subsidiaries, and as currently contemplated, constitute being engaged in the conduct of a trade or business within the United States. Neither the U.S. Internal Revenue Code ("the Code") nor the applicable Treasury regulations provide a general definition of what constitutes as being engaged in the conduct of a trade or business within the United States, and the limited case law on the subject does not provide definitive guidance. Based on our periodic assessment, we believe that we are not engaged in the conduct of a trade or business within the United States, and as such, we do not record a provision for U.S. income taxes with respect to effectively connected income for the years presented in the consolidated financial statements.

We have funding arrangements in place where our counterparties have drawn on capital or are allowed to draw on capital over a prescribed period of time. Income from these funding arrangements is subject to U.S. taxation and we record a provision for U.S. income taxes within *General and administrative expenses* in accordance with ASC 740 – *Income Taxes,* with respect to this income. We expect the associated income tax provision expense to become more significant in the future as we enter into more funding arrangements. Additionally, we entered into an arrangement with MSCI Inc. ("MSCI") during 2021 as discussed in Note 15–Related Party Transactions that will be subject to U.S. taxation when we begin to recognize revenue. At that time, we will record a provision for U.S. income taxes in accordance with ASC 740 – *Income Taxes*, with respect to revenue from the MSCI transaction.

We operate so as to be treated solely as resident in the U.K. for tax purposes. As a U.K. tax resident company, we are subject to U.K. corporation tax on our worldwide taxable profits and gains. U.K. tax resident companies are subject to U.K. corporation tax on receipt of dividends or other income distributions in respect of shares held by them, unless those dividends or other distributions fall within an exempt class. We believe that dividends received by us from RP Holdings, and dividends received by RP Holdings from RPI 2019 ICAV, should fall within such an exempt class and therefore should not be subject to U.K. corporation tax. As such, we do not record a provision for U.K. income taxes with respect to the dividends received from RP Holdings or with respect to the dividends received by RP Holdings from RPI 2019 ICAV.

We are also subject to the U.K.'s "controlled foreign companies" rules (the "U.K. CFC Rules"). The U.K. CFC Rules, broadly, apply to U.K. tax resident companies that have, alone or together with certain other persons, interests in a non-U.K. tax resident company (the "Controlled Foreign Company") which is controlled by a U.K. person or persons. The charge under the U.K. CFC Rules applies by reference to certain types of chargeable profit arising to the Controlled Foreign Company, whether or not that profit is distributed, subject to specific exemptions. Certain non-U.K. entities in which we hold a greater than 25% interest, including RPI 2019 ICAV (which is an Irish tax resident) and Old RPI (which is an Irish tax resident and is held indirectly by us through our participation in RP Holdings), are considered Controlled Foreign Companies for U.K. tax purposes. We are therefore required to apply the U.K. CFC Rules in respect of our direct and indirect interests in these entities on an ongoing basis. We do not expect material tax charges to arise under the U.K. CFC Rules with respect to our direct and indirect interests in these entities and we therefore do not record a provision for U.K. income taxes related to this matter.

Other Taxation Matters

We are subject to U.S. federal withholding tax on certain fixed or determinable annual or periodic gains, profits and income, such as royalties from sources within the United States, unless reduced or eliminated under an applicable tax treaty or provision of the Code. Generally, this tax is imposed by withholding 30% of the payments, or deemed payments, that are subject to this tax. We believe our subsidiaries are eligible for benefits under the U.S.-Ireland income tax treaty, and, under that treaty, are not subject to any U.S. withholding taxes on U.S.-source royalty, interest or other income payments.

Earnings per Share

Basic earnings per share ("EPS") is calculated by dividing net income attributable to us by the weighted average number of Class A ordinary shares outstanding during the period. Diluted EPS is calculated by dividing net income attributable to us by the weighted average number of Class A ordinary shares outstanding during the period, including the number of Class A ordinary shares that would have been outstanding if the potentially dilutive securities had been issued.

Our Class B ordinary shares, Class R redeemable shares and deferred shares do not share in the earnings or losses attributable to us and are therefore not participating securities.

Our outstanding Class B ordinary shares are, however, considered potentially dilutive shares of Class A ordinary shares because Class B ordinary shares, together with the related RP Holdings Class B Interests, are exchangeable into Class A ordinary shares on a one-for-one basis. Potentially dilutive securities also include Class B ordinary shares contingently issuable to EPA Vehicle related to Equity Performance Awards and RSUs issued under our 2020 Independent Director Equity Incentive Plan.

We include potentially dilutive shares in the denominator to compute diluted EPS if (i) the inclusion of the ordinary shares is dilutive for the respective reporting periods, and (ii) contingencies are satisfied as of the end of the reporting period for ordinary shares that are contingently issuable. We use the "if-converted" method to determine the potentially dilutive effect of our outstanding Class B ordinary shares, and the treasury stock method to determine the potentially dilutive effect of the unvested RSUs.

Shares Repurchases

Amounts paid to repurchase shares in excess of the par value are allocated between *Additional paid-in capital* and *Retained earnings*.

3. Available for Sale Debt Securities

Funding Arrangements with Cytokinetics

In May 2024, we expanded our funding collaboration with Cytokinetics, Incorporated ("Cytokinetics") to provide up to $575 million. As part of the expanded funding collaboration, we provided funding of $100 million ("Cytokinetics Development Funding") for Cytokinetics' Phase 3 clinical trial of omecamtiv mecarbil and amended the funding agreement that we entered into with Cytokinetics in 2022 to provide two additional funding tranches (as amended, "Cytokinetics Commercial Launch Funding"). Following the amendment in May 2024, the Cytokinetics Commercial Launch Funding is comprised of seven tranches with a total funding of up to $525 million.

Our return on the Cytokinetics Development Funding depends on the outcome of omecamtiv mecarbil's Phase 3 clinical trial and approval by the U.S. Food and Drug Administration (the "FDA"). If omecamtiv mecarbil's Phase 3 clinical trial is successful and approval by the FDA is received within a specific timeframe, we will receive a return of $100 million and the greater of an incremental 2.0% royalty on annual net sales of omecamtiv mecarbil or quarterly fixed payments for 18 quarters and an incremental 2.0% royalty thereafter. If FDA approval is not received within a specific timeframe, we will receive a return of 2.4 times the Cytokinetics Development Funding over 18 quarters. If the Phase 3 clinical trial is not successful within a specific timeframe, we will receive a return of 2.3 times the Cytokinetics Development Funding over 22 quarters.

Out of the seven tranches of the Cytokinetics Commercial Launch Funding, tranches one and six have been funded. Tranches two and three are no longer available because the related regulatory milestones were not met. Tranches four, five and seven are available for draw upon the occurrence of certain regulatory and clinical development milestones ("Cytokinetics Funding Commitments") and have a one-year draw period from the date when such contingency is met. The contingencies for the fourth and fifth tranches were met in April and December 2024, respectively. Up to $75 million is available to be drawn under tranche 4 until April 2025, and up to $100 million is available to be drawn under tranche 5 until December 2025. A minimum of $50 million is required to be drawn under either tranche 4 or tranche 5. The condition for $175 million to become available to be drawn under tranche 7 has not yet been satisfied. For tranches one, four, five, six and seven, we expect to receive a return of 1.9 times the amount drawn over 34 consecutive quarterly payments beginning on the last business day of the seventh quarter following the quarter of the funding date of each tranche. In the fourth quarter of 2023, we began receiving quarterly repayments on tranche one.

We elected the fair value option to account for the Cytokinetics Development Funding and the Cytokinetics Commercial Launch Funding (collectively the "Cytokinetics Funding Arrangements") as it most accurately reflects the nature of the funding arrangements. The funded Cytokinetics Funding Arrangements are recorded within *Available for sale debt securities* on the consolidated balance sheets. The Cytokinetics Funding Commitments, which include options and forwards, are recognized at fair value within *Other liabilities* on the consolidated balance sheets. The changes in the fair value of the funded Cytokinetics Funding Arrangements and Cytokinetics Funding Commitments are recorded within *(Gains)/losses on available for sale debt securities* in the consolidated statements of operations.

Further, as part of the expanded funding collaboration in May 2024, we purchased Cytokinetics common stock and provided funding for clinical trials of CK-586 in exchange for a royalty, which is further described in Note 4–Derivative Instruments. Lastly, the funding collaboration also included the restructuring of our royalty on aficamten.

The table below summarizes the components of our funding collaboration with Cytokinetics, including the expanded funding collaboration in May 2024 and related funding status as of December 31, 2024 (in thousands):

	Funded	Required Future Draw	Potential Future Draw	Total
Cytokinetics Commercial Launch Funding[1]	$ 100,000	$ 50,000	$ 250,000	$ 400,000
Cytokinetics Development Funding	100,000	—	—	100,000
Cytokinetics R&D Funding Derivative[2]	50,000	—	150,000	200,000
Cytokinetics Common Stock	50,000	—	—	50,000
Total	**$ 300,000**	**$ 50,000**	**$ 400,000**	**$ 750,000**

(1) Potential future draw of $250 million assumes no more than $25 million will be drawn under tranche 4.
(2) Related to our funding for the clinical trials of CK-586. We have the option to fund up to an additional $150 million. See Note 4–Derivative Instruments for additional discussion.

MorphoSys Development Funding Bonds

In September 2022, we provided MorphoSys funding of $300 million ("MorphoSys Development Funding Bonds"). Our return on the MorphoSys Development Funding Bonds is 2.2 times the amount funded. We began receiving quarterly repayment in the fourth quarter of 2024. In 2024, MorphoSys was acquired by Novartis. In January 2025, the MorphoSys Development Funding Bonds were sold for approximately $511 million.

We elected the fair value option to account for the MorphoSys Development Funding Bonds as it most accurately reflects the nature of the instrument. The MorphoSys Development Funding Bonds are recorded within *Available for sale debt securities* on the consolidated balance sheets. The changes in the fair value of the MorphoSys Development Funding Bonds are recorded within *(Gains)/losses on available for sale debt securities* in the consolidated statements of operations.

The table below summarizes our available for sale debt securities recorded at fair value (in thousands):

	Cost	Unrealized Gains	Fair Value	Current Assets	Non-Current Assets	Non-Current Liabilities	Total
As of December 31, 2024							
Debt securities[1]	$ 516,329	$ 235,371	$ 751,700	$ 58,200	$ 693,500	$ —	$ 751,700
Funding commitments[2]	(12,300)	220	(12,080)	—	—	(12,080)	(12,080)
Total	$ 504,029	$ 235,591	$ 739,620	$ 58,200	$ 693,500	$ (12,080)	$ 739,620
As of December 31, 2023							
Debt securities[1]	$ 359,667	$ 95,733	$ 455,400	$ 18,300	$ 437,100	$ —	$ 455,400
Funding commitments[2]	(7,300)	6,400	(900)	—	—	(900)	(900)
Total	$ 352,367	$ 102,133	$ 454,500	$ 18,300	$ 437,100	$ (900)	$ 454,500

(1)   The cost related to tranches one and six of the Cytokinetics Commercial Launch Funding and the cost for the Cytokinetics Development Funding reflect the fair values on their respective funding dates. The cost of the Development Funding Bonds represents the amount funded. The costs are amortized as quarterly repayments are received.

(2)   Related to Cytokinetics Funding Commitments for which certain tranches remain available as of the respective balance sheet dates. The costs associated with the Cytokinetics Funding Commitments represent the fair values on their respective transaction dates.

4. Derivative Instruments

We have historically managed the impact of interest rate risk through various financial instruments, including derivative instruments such as treasury rate lock contracts. Our policy is to use derivatives strategically to hedge existing and future interest rate exposure and to minimize volatility in cash flow arising from our exposure to interest rate risk. We may also acquire other financial instruments that are classified as derivatives. We do not enter into derivative instruments for trading or speculative purposes. In 2024, 2023 and 2022, we did not hold any derivatives that were designated as hedging instruments.

Cytokinetics R&D Funding Derivative

In May 2024, we funded $50 million upfront in exchange for a royalty on CK-586. We have an option to fund up to an additional $150 million for which we would be eligible to receive milestone payments of up to $150 million upon regulatory approvals and an incremental royalty on CK-586. Upon a change of control event, we have the option to cause Cytokinetics to pay us 1.5 times the initial and additional funding amounts in a lump sum to terminate our rights to receive royalties and milestone payments. Our funding arrangement on CK-586 is accounted for as a derivative instrument and is recorded at fair value ("Cytokinetics R&D Funding Derivative"). As of December 31, 2024, the fair value of the Cytokinetics R&D Funding Derivative of $12.0 million was recorded within *Other assets* on the consolidated balance sheet.

Milestone Acceleration Option

In August 2020, we entered into an expanded funding agreement with Biohaven to fund the development of zavegepant and the commercialization of Nurtec ODT in exchange for royalties and success-based milestones payable over time. Following Pfizer Inc.'s ("Pfizer") acquisition of Biohaven on October 3, 2022, which was a change of control event, we elected to accelerate the payment of the zavegepant milestone payments into a lump sum amount ("Milestone Acceleration Option"). In March 2023, the FDA approved Zavzpret, the intranasal formulation of zavegepant, and we received a $475 million milestone payment which resulted in partial settlement of the derivative instruments. The Milestone Acceleration Option had no remaining fair value as of December 31, 2023.

The table below summarizes the changes in fair value by derivative instrument which were recorded within *Losses/ (Gains) on derivative financial instruments* in the consolidated statements of operations (in thousands):

	Years Ended December 31,		
	2024	2023	2022
Cytokinetics R&D Funding Derivative	$ 6,000	$ —	$ —
Milestone Acceleration Option	—	2,290	(96,610)

5. Fair Value Measurements and Financial Instruments

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table summarizes assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	As of December 31, 2024				As of December 31, 2023			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets:								
Money market funds[1]	$ 568,317	$ —	$ —	$ 568,317	$ 157,420	$ —	$ —	$ 157,420
Available for sale debt securities[2]	—	—	58,200	58,200	—	—	18,300	18,300
Total current assets	**$ 568,317**	**$ —**	**$ 58,200**	**$ 626,517**	**$ 157,420**	**$ —**	**$ 18,300**	**$ 175,720**
Equity securities[3]	184,719	—	2,241	186,960	199,190	—	297	199,487
Available for sale debt securities[2]	—	—	693,500	693,500	—	—	437,100	437,100
Derivative instrument[4]	—	—	12,000	12,000	—	—	—	—
Royalty at fair value[3]	—	—	5,323	5,323	—	—	1,778	1,778
Total non-current assets	**$ 184,719**	**$ —**	**$ 713,064**	**$ 897,783**	**$ 199,190**	**$ —**	**$ 439,175**	**$ 638,365**
Liabilities:								
Funding commitments[5]	—	—	(12,080)	(12,080)	—	—	(900)	(900)
Total non-current liabilities	**$ —**	**$ —**	**$ (12,080)**	**$ (12,080)**	**$ —**	**$ —**	**$ (900)**	**$ (900)**

(1) Recorded within *Cash and cash equivalents* on the consolidated balance sheets.
(2) Related to tranche one of the Cytokinetics Commercial Launch Funding and the MorphoSys Development Funding Bonds. As of December 31, 2024, amount also included tranche six of the Cytokinetics Commercial Launch Funding, and the Cytokinetics Development Funding.
(3) The amounts reflected within Level 3 are related to equity securities and a revenue participation right acquired from ApiJect Holdings, Inc. ("ApiJect"), a private company. We estimated the fair values related to both instruments using a discounted cash flow with Level 3 inputs, including forecasted cash flows and the weighted average cost of capital. The revenue participation right was recorded within *Other assets* on the consolidated balance sheets. See Note 8–Non-Consolidated Affiliates for additional discussion.
(4) Related to the Cytokinetics R&D Funding Derivative recorded within *Other assets* on the consolidated balance sheet.
(5) Related to the Cytokinetics Funding Commitments recorded within *Other liabilities* on the consolidated balance sheets.

For 2024, 2023 and 2022, we recognized losses of $8.6 million, gains of $55.6 million and losses of $7.3 million, respectively, on equity securities still held as of December 31, 2024.

The tables presented below summarize the change in the combined fair value (current and non-current) of Level 3 financial instruments (in thousands):

	Year Ended December 31, 2024				
	Equity Securities	Debt Securities	Funding Commitments	Derivative Instrument	Royalty at Fair Value
Balance at the beginning of the period	**$ 297**	**$ 455,400**	**$ (900)**	**$ —**	**$ 1,778**
Purchases	46,500	150,000	—	18,000	—
Gains/(losses) on initial recognition[1]	—	5,000	(5,000)	—	—
Gains on equity securities	1,562	—	—	—	—
Losses on derivative financial instruments	—	—	—	(6,000)	—
Gains/(losses) on available for sale debt securities	—	161,086	(6,180)	—	—
Other non-operating income	—	—	—	—	3,545
Transfer out of Level 3[2]	(46,118)	—	—	—	—
Redemptions[3]	—	(19,786)	—	—	—
Balance at the end of the period	**$ 2,241**	**$ 751,700**	**$ (12,080)**	**$ 12,000**	**$ 5,323**

(1) Represents purchase price allocation to arrive at the appropriate fair value on initial recognition.
(2) Related to the expiration of the transfer restriction on Cytokinetics common stock.
(3) Amount relates to quarterly repayments on tranche one of the Cytokinetics Commercial Launch Funding and the MorphoSys Development Funding Bonds.

	Year Ended December 31, 2023				
	Equity Securities	Debt Securities	Funding Commitments	Derivative Instruments	Royalty at Fair Value
Balance at the beginning of the period	$ 8,472	$ 227,600	$ (2,500)	$ 96,610	$ 14,500
Losses on equity securities	(8,175)	—	—	—	—
Losses on derivative financial instruments	—	—	—	(2,290)	—
Gains on available for sale debt securities	—	229,240	1,600	—	—
Other non-operating expense	—	—	—	—	(12,722)
Settlements	—	—	—	(94,320)	—
Redemptions[1]	—	(1,440)	—	—	—
Balance at the end of the period	$ 297	$ 455,400	$ (900)	$ —	$ 1,778

(1) Amount relates to the quarterly repayment on tranche one of the Cytokinetics Commercial Launch Funding.

Valuation Inputs for Recurring Fair Value Measurements

Below is a discussion of the valuation inputs used for financial instruments classified as Level 3 measurement as of December 31, 2024 and 2023 in the fair value hierarchy. As of December 31, 2024 and 2023, we did not have any financial instruments recorded at fair value using Level 2 inputs.

Cytokinetics R&D Funding Derivative

We estimated the fair value of the Cytokinetics R&D Funding Derivative as of December 31, 2024 by utilizing probability-adjusted discounted cash flow calculations using Level 3 inputs, including the probabilities of us exercising the additional funding option, regulatory approvals and the occurrence of a change of control event during the duration of the arrangement. We also assumed a risk-adjusted discount rate of 11.1% as of December 31, 2024. Our estimate of expectation of timing and probabilities of us exercising the additional funding option, regulatory approvals and a change of control event, the risk-adjusted discount rate and the interest rate volatility could reasonably be different than the assumptions selected by a market participant, which would mean that the estimated fair value could be significantly higher or lower.

Cytokinetics Funding Arrangements and Cytokinetics Funding Commitments

We estimated the fair values of the funded Cytokinetics Funding Arrangements as of December 31, 2024 and 2023 by utilizing probability-adjusted discounted cash flow calculations using Level 3 inputs, including an estimated risk-adjusted discount rate and the probability that there will be a change of control event, which would result in accelerated payments. Developing a risk-adjusted discount rate and assessing the probability that there will be a change of control event over the duration of the Cytokinetics Funding Arrangements require significant judgement. Our estimate of the risk-adjusted discount rate could reasonably be different than the discount rate selected by a market participant, which would mean that the estimated fair value could be significantly higher or lower. Our expectation of the probability and timing of the occurrence of a change of control event could reasonably be different than the timing of an actual change of control event, and if so, would mean that the estimated fair value could be significantly higher or lower than the fair value determined by management at any particular date.

We estimated the fair value of the Cytokinetics Funding Commitments as of December 31, 2024 and 2023 using a Monte Carlo simulation methodology that includes simulating the interest rate movements using a Geometric Brownian Motion-based pricing model. This methodology simulates the likelihood of future discount rates exceeding the counterparty's assumed cost of debt, which would impact Cytokinetics' decision to exercise its option to draw on each respective tranche. As of December 31, 2024 and 2023 this methodology incorporates Level 3 inputs, including the probability of a change of control event occurring during the investment term, an assumed interest rate volatility of 40.0% and 37.5%, respectively, and an assumed risk-adjusted discount rate of 11.1% and 10.9%, respectively. We also assumed probabilities for the occurrence of each regulatory or clinical milestone, which impacts the availability of each future tranche of funding. Our estimate of expectation of the probability and timing of the occurrence of a change of control event, the risk-adjusted discount rate, the interest rate volatility and the probabilities of each underlying milestone could reasonably be different than the assumptions selected by a market participant, which would mean that the estimated fair value could be significantly higher or lower.

MorphoSys Development Funding Bonds

We estimated the fair value of the MorphoSys Development Funding Bonds as of December 31, 2024 and 2023 based on a discounted cash flow calculation using estimated risk-adjusted discount rates, which are Level 3 inputs. Our estimate of the risk adjusted discount rates could reasonably be different than the discount rates selected by a market participant, which would mean that the estimated fair value could be significantly higher or lower.

Financial Assets Not Measured at Fair Value

Financial royalty assets are measured and carried on the consolidated balance sheets at amortized cost using the effective interest method. Financial royalty assets do not include our entire portfolio of investments and specifically exclude the following:

1. development-stage product candidates where the funding was (i) expensed as upfront R&D upon acquisition (e.g., Trodelvy and Nurtec ODT), (ii) expensed as ongoing R&D (e.g., historically, Soliqua from our co-funding agreement with Sanofi) or (iii) treated as a derivative instrument (e.g., CK-586); and
2. contractual funding arrangements (e.g., the MorphoSys Development Funding Bonds and the Cytokinetics Funding Arrangements), which are accounted for as available for sale debt securities.

The fair value of financial royalty assets is classified as Level 3 within the fair value hierarchy since it is determined based on inputs that are both significant and unobservable.

Fair value of financial royalty assets as of December 31, 2024

In 2024, we refined our methodology to value our financial royalty assets given the growing complexity of the portfolio. The valuation approach applied in 2024 used a Monte Carlo simulation under the option pricing framework to calculate the fair value of financial royalty assets as of December 31, 2024. The Monte Carlo model allows us to simulate a range of different outcomes based on various inputs, primarily the underlying projected product sales of each royalty bearing product, to project the cash flows, including royalty receipts and milestone payments, based on each of the simulated sales scenarios. The Monte Carlo methodology also takes volatility at the sales level into consideration.

As of December 31, 2024, the estimated fair values of the current and non-current portions of financial royalty assets were $0.8 billion and $21.4 billion, respectively. As of December 31, 2024, approximately 9% of the current portion and 8% of the non-current portion of the financial royalty assets was attributable to the legacy non-controlling interests.

Fair value of financial royalty assets as of December 31, 2023

As of December 31, 2023, we calculated the fair value of financial royalty assets using forecasted royalty receipts based on the projected product sales for all royalty bearing products which are estimated using sell-side equity research analysts' consensus sales forecasts. These projected future royalty receipts by asset, along with any projected incoming or outgoing milestone payments, are then discounted to a present value using appropriate individual discount rates.

As of December 31, 2023, the estimated fair values of the current and non-current portions of financial royalty assets were $0.7 billion and $19.1 billion, respectively. As of December 31, 2023, approximately 10% of the current portion and 9% of the non-current portion of the financial royalty assets was attributable to the legacy non-controlling interests.

6. Financial Royalty Assets

Financial royalty assets consist of contractual rights to cash flows relating to royalties derived from the expected sales of patent-protected biopharmaceutical products that entitle us and our subsidiaries to receive a portion of income from the sale of such products by third parties.

The gross carrying value, cumulative allowance for changes in expected cash flows, exclusive of the allowance for credit losses, and net carrying value for the current and non-current portion of financial royalty assets are as follows (in thousands):

	Estimated Royalty Duration[1]	Gross Carrying Value	Cumulative Allowance for Changes in Expected Cash Flows (Note 7)	Net Carrying Value[4]
		As of December 31, 2024		
Cystic fibrosis franchise	2039-2041[2]	$ 5,126,521	$ (259,353)	$ 4,867,168
Evrysdi	2035-2036	2,085,851	(378,565)	1,707,286
Trelegy	2029-2030	1,121,980	(66,647)	1,055,333
Tysabri	[3]	1,319,298	(276,134)	1,043,164
Voranigo	2038	946,588	—	946,588
Tremfya	2031-2032	935,069	(77,895)	857,174
Other	2025-2042	8,164,902	(2,492,565)	5,672,337
Total		**$ 19,700,209**	**$ (3,551,159)**	**$ 16,149,050**
Less: Cumulative allowance for credit losses (Note 7)				(238,122)
Total current and non-current financial royalty assets, net				**$ 15,910,928**

(1) Durations shown represent our estimates as of the current reporting date of when a royalty will substantially end, which may vary by geography and may depend on clinical trial results, regulatory approvals, contractual terms, commercial developments, estimates of regulatory exclusivity and patent expiration dates (which may include estimated patent term extensions) or other factors. There can be no assurances that our royalties will expire when expected.
(2) Royalty is perpetual. We estimate royalty duration of 2039-2041 due to expected Alyftrek patent expiration and potential generic entry thereafter leading to sales decline.
(3) Royalty is perpetual. We have applied an end date of 2035 for purposes of accreting income over the royalty term, which is periodically reviewed based on our estimates of impact from biosimilars.
(4) The net carrying value by asset is presented before the allowance for credit losses. Refer to Note 7–Cumulative Allowance and the Provision for Changes in Expected Cash Flows from Financial Royalty Assets for additional information.

As of December 31, 2024, the balance of $15.9 billion above for total current and non-current financial royalty assets, net included $1.2 billion in unapproved financial royalty assets held at cost related to frexalimab for $522.6 million and other assets, primarily olpasiran, pelacarsen and olanzapine (TEV-'749).

	Estimated Royalty Duration[1]	Gross Carrying Value	Cumulative Allowance for Changes in Expected Cash Flows (Note 7)	Net Carrying Value[4]
		As of December 31, 2023		
Cystic fibrosis franchise	2037[2]	$ 5,288,833	$ (2,539)	$ 5,286,294
Evrysdi	2035-2036	1,793,088	—	1,793,088
Trelegy	2029-2030	1,208,807	—	1,208,807
Tysabri	[3]	1,511,957	(434,568)	1,077,389
Tremfya	2031-2032	927,488	(120,733)	806,755
Xtandi	2027-2028	911,045	(268,701)	642,344
Other	2024-2041	6,251,020	(2,100,897)	4,150,123
Total		**$ 17,892,238**	**$ (2,927,438)**	**$ 14,964,800**
Less: Cumulative allowance for credit losses (Note 7)				(137,707)
Total current and non-current financial royalty assets, net				**$ 14,827,093**

(1) Durations shown represent our estimates as of December 31, 2023 of when a royalty will substantially end, which may vary by geography and may depend on clinical trial results, regulatory approvals, contractual terms, commercial developments, estimates of regulatory exclusivity and patent expiration dates (which may include estimated patent term extensions) or other factors. There can be no assurances that our royalties will expire when expected.
(2) Royalty is perpetual. We estimate expected Trikafta patent expiration in 2037 and potential generic entry thereafter leading to sales decline.
(3) Royalty is perpetual. We have applied an end date of 2031 for purposes of accreting income over the royalty term, which is periodically reviewed based on our estimates of impact from biosimilars.
(4) The net carrying value by asset is presented before the allowance for credit losses. Refer to Note 7–Cumulative Allowance and the Provision for Changes in Expected Cash Flows from Financial Royalty Assets for additional information.

7. Cumulative Allowance and the Provision for Changes in Expected Cash Flows from Financial Royalty Assets

The cumulative allowance for changes in expected cash flows from financial royalty assets is presented net within the non-current portion of financial royalty assets on the consolidated balance sheets and includes the following:

- the movement in the cumulative allowance related to changes in forecasted royalty payments to be received based on royalty bearing products' projected sales which are primarily derived from sell-side equity research analysts' consensus sales forecasts,
- the write-off of cumulative allowance at the end of a royalty asset's life which only impacts the consolidated balance sheets, and
- the movement in the cumulative allowance for current expected credit losses, primarily associated with new financial royalty assets with limited protective rights and changes in the underlying cash flow forecasts of financial royalty assets with limited protective rights.

The following table sets forth the activity in the cumulative allowance for changes in expected cash flows from financial royalty assets, inclusive of the cumulative allowance for credit losses (in thousands):

	Activity for the Year
Balance at December 31, 2021[1]	$ (1,694,945)
Increases to the cumulative allowance for changes in expected cash flows from financial royalty assets	(1,394,679)
Decreases to the cumulative allowance for changes in expected cash flows from financial royalty assets	296,637
Write-off of cumulative allowance	5,723
Write-off of credit loss allowance	1,584
Provision for credit losses, net[2]	193,798
Balance at December 31, 2022	$ (2,591,882)
Increases to the cumulative allowance for changes in expected cash flows from financial royalty assets	(1,006,933)
Decreases to the cumulative allowance for changes in expected cash flows from financial royalty assets	468,562
Write-off of cumulative allowance	87,393
Provision for credit losses, net[2]	(22,285)
Balance at December 31, 2023	$ (3,065,145)
Increases to the cumulative allowance for changes in expected cash flows from financial royalty assets	(1,438,001)
Decreases to the cumulative allowance for changes in expected cash flows from financial royalty assets	805,955
Write-off of cumulative allowance	8,325
Provision for credit losses, net[2]	(100,415)
Balance at December 31, 2024	$ (3,789,281)

(1) Includes $310.8 million related to cumulative allowance for credit losses.
(2) In 2022, the provision income for credit losses was primarily related to a declines in the value of Tazverik and changes in the payors for certain products with stronger credit profiles, which were partially offset by the addition of Trelegy to our portfolio. In 2023, the provision expense for credit losses was primarily related to the additions of Adstiladrin and Skytrofa to our portfolio. In 2024, the provision expense for credit losses was primarily related to the addition of Niktimvo to our portfolio.

8. Non-Consolidated Affiliates

We have equity investments in certain entities at a level that provide us with significant influence. We account for such investments as equity method investments or as equity securities over which we have elected the fair value option.

ApiJect

In April 2022, we acquired common stock and a revenue participation right from ApiJect. We elected the fair value option to account for our investments in ApiJect because it is more reflective of current values for such investments. We are also required to purchase additional common stock from ApiJect if certain milestones are achieved. The fair value of our equity investment in ApiJect is recorded within *Equity securities* and the change in fair value is recorded within *(Gains)/losses on equity securities*. The fair value of the revenue participation right is recorded within *Other assets* and the change in fair value is recorded within *Other non-operating expense, net*. No amounts were due from or to ApiJect related to the revenue participation right as of December 31, 2024 and 2023.

The Legacy SLP Interest

In connection with the Exchange Offer, we acquired a special limited partnership interest in the Legacy Investors Partnerships (the "Legacy SLP Interest") from the Continuing Investors Partnerships for $303.7 million in exchange for issuing shares in our subsidiary. As a result, we became a special limited partner in the Legacy Investors Partnerships. The Legacy SLP Interest entitles us to the equivalent of performance distribution payments that would have been paid to the general partner of the Legacy Investors Partnerships and an income allocation on a similar basis. Our income allocation is equal to the general partner's former contractual rights to the income of the Legacy Investors Partnerships, net of amortization of the basis difference. The Legacy SLP Interest is accounted for under the equity method as our Manager is also the Manager of the Legacy Investors Partnerships and has the ability to exercise significant influence. The Legacy Investors Partnerships no longer participate in investment opportunities from June 30, 2020 and, as such, the value of the Legacy SLP Interest is expected to decline over time. The Legacy Investors Partnerships also indirectly own a non-controlling interest in Old RPI and RPI ICAV.

The income allocation from the Legacy SLP Interest is based on an estimate as the Legacy Investors Partnerships are private partnerships that report on a lag. Management's estimate of equity in earnings from the Legacy SLP Interest for the current period will be updated for historical results in the subsequent period. Equity in earnings from the Legacy SLP Interest is recorded within *Equity in (earnings)/losses of equity method investees.* We recorded income allocations of $10.4 million, $4.3 million and $3.0 million in 2024, 2023 and 2022, respectively. We collected cash receipts from the Legacy SLP Interest of $22.7 million, $14.3 million and $25.7 million during 2024, 2023 and 2022, respectively.

The Avillion Entities

We account for our partnership interests in Avillion Financing I, LP and its related entities ("Avillion I") and BAv Financing II, LP and its related entities ("Avillion II" and, together with Avillion I, the "Avillion Entities") as equity method investments because RPIFT has the ability to exercise significant influence over the Avillion Entities. Equity in earnings from the Avillion Entities is recorded within *Equity in (earnings)/losses of equity method investees.* We recorded income allocations of $19.2 million and $24.6 million and a loss allocation of $12.0 million in 2024, 2023 and 2022, respectively.

On December 19, 2017, the FDA approved a supplemental New Drug Application for Pfizer's Bosulif. Avillion I is eligible to receive fixed payments from Pfizer based on this approval under its co-development agreement with Pfizer. The only operations of Avillion I are the collection of cash and unwinding of the discount on the series of fixed annual payments due from Pfizer. We received distributions from Avillion I of $13.4 million, $13.6 million and $13.4 million in 2024, 2023 and 2022, respectively.

In May 2018, RPIFT entered into an agreement with Avillion II, which was subsequently amended, to fund a total of $155 million over multiple years for a portion of the costs of Phase 2 and 3 clinical trials to advance Airsupra, formerly known as PT027, which was approved by the FDA in January 2023. Avillion II is a party to a co-development agreement with AstraZeneca to develop Airsupra for the treatment of asthma in exchange for royalties, a series of success-based milestones and other potential payments. In the first quarter of 2023, AstraZeneca notified Avillion II that it elected to pay a fee of $80 million to Avillion II to exercise an option to commercialize Airsupra in the United States and we received our pro rata portion of the exercise fee of $34.8 million from Avillion II. In 2024, we received distributions of $1.0 million from Avillion II related to the Airsupra royalty. In the fourth quarter of 2024, Airsupra met the primary endpoint in the Phase 3 clinical trial, triggering a milestone payment of $55 million from AstraZeneca to Avillion II. We received our pro rata portion of the milestone of approximately $27.4 million from Avillion II in January 2025.

Our maximum exposure to loss at any particular reporting date is limited to the carrying value of our equity method investments plus the unfunded commitments. As of December 31, 2024 and 2023, we had unfunded commitments related to the Avillion Entities of $10.3 million and $16.3 million, respectively.

9. Research and Development Funding Expense

R&D funding expense consists of payments that we have made to counterparties to acquire royalties or milestones on product candidates. R&D funding expense includes development-stage funding payments made to counterparties on an upfront basis or upon pre-approval milestones, and development-stage funding payments that are made to counterparties over time as the related product candidates undergo clinical trials with our counterparties. We did not enter into any new ongoing R&D funding arrangements in 2024, 2023 or 2022.

We recognized R&D funding expense of $2.0 million, $52.0 million and $177.1 million in 2024, 2023 and 2022, respectively. The R&D expense in 2024 is related to ongoing development-stage funding payments. The R&D expense in 2023 is primarily related to a $50.0 million clinical milestone payment to Cytokinetics for aficamten. The R&D expenses in 2022 are primarily related to upfront and milestone development-stage funding payments of $100.0 million, $25.0 million and $50.0 million to acquire royalties on development-stage products from Cytokinetics, Theravance Biopharma, Inc., and MSD International Business GmbH, respectively.

10. Borrowings

Our borrowings consisted of the following (in thousands):

Type of Borrowing	Date of Issuance	Maturity	As of December 31, 2024	As of December 31, 2023
Senior Unsecured Notes:				
$1,000,000, 1.20% (issued at 98.875% of par)	9/2020	9/2025	$ 1,000,000	1,000,000
$1,000,000, 1.75% (issued at 98.284% of par)	9/2020	9/2027	1,000,000	1,000,000
$500,000, 5.15% (issued at 98.758% of par)	6/2024	9/2029	500,000	—
$1,000,000, 2.20% (issued at 97.760% of par)	9/2020	9/2030	1,000,000	1,000,000
$600,000, 2.15% (issued at 98.263% of par)	7/2021	9/2031	600,000	600,000
$500,000, 5.40% (issued at 97.872% of par)	6/2024	9/2034	500,000	—
$1,000,000, 3.30% (issued at 95.556% of par)	9/2020	9/2040	1,000,000	1,000,000
$1,000,000, 3.55% (issued at 95.306% of par)	9/2020	9/2050	1,000,000	1,000,000
$700,000, 3.35% (issued at 97.565% of par)	7/2021	9/2051	700,000	700,000
$500,000, 5.90% (issued at 97.617% of par)	6/2024	9/2054	500,000	—
Unamortized debt discount and issuance costs			(187,574)	(164,715)
Total debt carrying value			**7,612,426**	**6,135,285**
Less: Current portion of long-term debt			(997,773)	—
Total long-term debt			**$ 6,614,653**	**$ 6,135,285**

Senior Unsecured Notes

In June 2024, we issued $1.5 billion of senior unsecured notes (the "2024 Notes"). The 2024 Notes were issued at a total discount of $28.8 million and we capitalized approximately $12.6 million in debt issuance costs primarily composed of underwriting fees. The 2024 Notes were issued with a weighted average coupon rate and a weighted average effective interest rate of 5.48% and 5.92%, respectively.

We issued $1.3 billion and $6.0 billion of senior unsecured notes in 2021 (the "2021 Notes") and 2020 (the "2020 Notes" and, collectively with the "2021 Notes" and "2024 Notes", the "Notes"), respectively. The 2021 Notes and 2020 Notes were issued at a total discount of $176.4 million and we capitalized approximately $52.7 million in debt issuance costs primarily composed of underwriting fees. The 2021 Notes were issued with a weighted average coupon rate and a weighted average effective interest rate of 2.80% and 3.06%, respectively. The 2020 Notes were issued with a weighted average coupon rate and a weighted average effective interest rate of 2.13% and 2.50%, respectively. In September 2023, we repaid $1.0 billion of the 2020 Notes upon maturity.

Interest on each series of the Notes accrues at the respective rate per annum and is payable semi-annually in arrears on March 2 and September 2 of each year. The first interest payment date for the 2024 Notes will be March 2, 2025.

The Notes may be redeemed at our option at a redemption price equal to the greater of (i) 100% of the principal amount of the Notes to be redeemed and (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (exclusive of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis at the treasury rate, plus a make-whole premium as defined in the indenture. In each case, accrued and unpaid interest is also required to be redeemed to the date of redemption.

Upon the occurrence of a change of control triggering event and downgrade in the rating of our Notes by two of three credit agencies, the holders may require us to repurchase all or part of their Notes at a price equal to 101% of the aggregate principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to the date of repurchase.

Our obligations under the Notes are fully and unconditionally guaranteed by RP Holdings, a non-wholly-owned subsidiary. We are required to comply with certain covenants under our Notes and as of December 31, 2024, we were in compliance with all applicable covenants.

As of December 31, 2024 and 2023, the fair value of our outstanding Notes using Level 2 inputs was approximately $6.5 billion and $5.1 billion, respectively.

Senior Unsecured Revolving Credit Facility

Our subsidiary, RP Holdings, as borrower, initially entered into to the Amended and Restated Revolving Credit Agreement (the "Credit Agreement") on September 15, 2021, which provides for an unsecured revolving credit facility (the "Revolving Credit Facility"). Amendment No. 3 to the Credit Agreement, which was entered into on December 22, 2023, increased the borrowing capacity to $1.8 billion for general corporate purposes with $1.69 billion of the revolving commitments maturing on December 22, 2028 and the remaining $110.0 million of revolving commitments maturing on October 31, 2027. On January 24, 2024, we entered into Amendment No. 4 to the Credit Agreement to make certain technical modifications. As of December 31, 2024 and 2023, there were no outstanding borrowings under the Revolving Credit Facility.

The Revolving Credit Facility is subject to an interest rate, at our option, of either (a) a base rate determined by reference to the highest of (1) the administrative agent's prime rate, (2) the federal funds rate plus 0.5% and (3) Term SOFR plus 1% or (b) Daily SOFR, Term SOFR, the Alternative Currency Term Rate or the Alternative Currency Daily Rate (each as defined in the Credit Agreement), plus in each case, the applicable margin. The applicable margin for the Revolving Credit Facility varies based on our public debt rating. Accordingly, the interest rates for the Revolving Credit Facility fluctuate during the term of the facility based on changes in the applicable interest rate and future changes in our public debt rating.

The Credit Agreement that governs the Revolving Credit Facility contains certain customary covenants, that among other things, require us to maintain (i) a consolidated leverage ratio at or below 4.00 to 1.00 (or at or below 4.50 to 1.00 following a qualifying material acquisition) of consolidated funded debt to Adjusted EBITDA, each as defined and calculated as set forth in the Credit Agreement, (ii) a consolidated coverage ratio at or above 2.50 to 1.00 of Adjusted EBITDA to consolidated interest expense, each as defined and calculated as set forth in the Credit Agreement and (iii) a consolidated Portfolio Cash Flow Ratio at or below 5.00 to 1.00 (or at or below 5.50 to 1.00 following a qualifying material acquisition) of consolidated funded debt to Portfolio Cash Flow, each as defined and calculated as set forth in the Credit Agreement. All obligations under the Revolving Credit Facility are unconditionally guaranteed by us. Noncompliance with the leverage ratio, portfolio cash flow ratio and interest coverage ratio covenants under the Credit Agreement could result in our lenders requiring us to immediately repay all amounts borrowed. The Credit Agreement includes customary covenants for credit facilities of this type that limit our ability to engage in certain activities, such as incurring additional indebtedness, paying dividends, making certain payments and acquiring and disposing of assets. As of December 31, 2024, RP Holdings was in compliance with these covenants.

Principal Payments on the Notes

The future principal payments for our borrowings as of December 31, 2024 over the next five years and thereafter are as follows (in thousands):

Year	Principal Payments
2025	$ 1,000,000
2026	—
2027	1,000,000
2028	—
2029	500,000
Thereafter	5,300,000
Total[1]	**$ 7,800,000**

(1) Excludes unamortized debt discount and issuance costs of $187.6 million as of December 31, 2024, which are amortized through interest expense over the remaining life of the underlying debt obligations.

11. Shareholders' Equity

Capital Structure

We have two classes of voting shares: Class A ordinary shares and Class B ordinary shares, each of which has one vote per ordinary share. The Class A ordinary shares and Class B ordinary shares vote together as a single class on all matters submitted to a vote of shareholders, except as otherwise required by applicable law. Our Class B ordinary shares are not publicly traded and holders of Class B ordinary shares only have limited rights to receive a distribution equal to their nominal value upon a liquidation, dissolution or winding up. As of December 31, 2024, we have 445,985 thousand Class A ordinary shares and 143,128 thousand Class B ordinary shares outstanding.

An exchange agreement entered into by, among others, us, RP Holdings, the Continuing Investors Partnerships, RPI International Partners 2019, LP, RPI US Feeder 2019, LP, RPI International Feeder 2019, LP and EPA Vehicle (as amended from time to time, the "Exchange Agreement") governs the exchange of RP Holdings Class B Interests indirectly held by the Continuing Investors Partnerships for our Class A ordinary shares. Pursuant to the Exchange Agreement, RP Holdings Class B Interests are exchangeable on a one-for-one basis for our Class A ordinary shares on a quarterly basis. Each such exchange also results in the re-designation of the same number of our Class B ordinary shares as deferred shares. Such deferred shares are non-voting and do not confer a right to participate in the profits of the Company or any right to receive dividends. As of December 31, 2024, we have 392,255 thousand deferred shares outstanding.

In addition, we have in issue 50 thousand Class R redeemable shares, which do not entitle the holder to voting or dividend rights. As required by the U.K. Companies Act 2006, the Class R redeemable shares were issued to ensure Royalty Pharma Limited had sufficient sterling denominated share capital upon its re-registration in 2020 as Royalty Pharma plc, a public company. The Class R redeemable shares may be redeemed at our option in the future. Any such redemption would be at the nominal value of £1 each.

Class A Ordinary Share Repurchases

In March 2023, our board of directors authorized a share repurchase program under which we may repurchase up to $1.0 billion of our Class A ordinary shares. The repurchases may be made in the open market or in privately negotiated transactions. In 2024, we repurchased and retired 8.4 million shares at a cost of approximately $229.9 million. In 2023, we repurchased and retired 9.8 million shares at a cost of approximately $304.8 million. As of December 31, 2024, approximately $465.3 million remained available under the share repurchase program.

In connection with the Internalization as discussed in Note 16–Subsequent Events, our board of directors authorized a new share repurchase program in January 2025 under which we may repurchase up to $3.0 billion of our Class A ordinary shares. This new share repurchase program replaces the unused capacity under the previous share repurchase program that was authorized in March 2023. The repurchases may be made in the open market or in privately negotiated transactions. The authorization for the new share repurchase program expires June 23, 2027.

Non-Controlling Interests

The changes in the balances of our non-controlling interests are as follows (in thousands):

	RPSFT		Legacy Investors Partnerships		Continuing Investors Partnerships		EPA Vehicle		Total	
December 31, 2021	$	**13,528**	$	**1,809,269**	$	**2,649,154**	$	**—**	$	**4,471,951**
Contributions		—		6,343		5,253		—		11,596
Distributions		(24,687)		(435,446)		(144,115)		—		(604,248)
Other exchanges		—		—		(157,494)		—		(157,494)
Net Income		10,562		152,895		23,775		—		187,232
Other comprehensive income/(loss):										
Unrealized gains on available for sale debt securities		—		4,218		5,520		—		9,738
Reclassification of unrealized gains on available for sale debt securities		—		(9,392)		(12,160)		—		(21,552)
December 31, 2022	$	**(597)**	$	**1,527,887**	$	**2,369,933**	$	**—**	$	**3,897,223**
Contributions		—		7,981		3,874		—		11,855
Distributions		(4,437)		(363,635)		(119,649)		—		(487,721)
Other exchanges		—		—		(428,808)		—		(428,808)
Net income		5,045		167,483		392,726		—		565,254
Purchase of non-controlling interest in RPCT		(11)		—		—		—		(11)
December 31, 2023	$	**—**	$	**1,339,716**	$	**2,218,076**	$	**—**	$	**3,557,792**
Contributions		—		5,161		3,877		—		9,038
Distributions		—		(351,474)		(125,158)		—		(476,632)
Other exchanges		—		—		(166,243)		—		(166,243)
Net income		—		194,937		276,893		—		471,830
December 31, 2024	$	**—**	$	**1,188,340**	$	**2,207,445**	$	**—**	$	**3,395,785**

Continuing Investors Partnerships

The Continuing Investors Partnerships hold the number of our Class B ordinary shares equal to the number of RP Holdings Class B Interests indirectly held by them. As the Continuing Investors Partnerships exchange RP Holdings Class B Interests indirectly held by them for Class A ordinary shares, the Continuing Investors Partnerships' indirect ownership in RP Holdings decreases. We operate and control the business affairs of RP Holdings through our ownership of RP Holdings Class A Interests and RP Holdings Class B Interests. In connection with our repurchase of Class A ordinary shares that began in the second quarter of 2023, RP Holdings also began to retire RP Holdings Class A Interests held by us which reduces our ownership in RP Holdings. The change in RP Holdings ownership between the Continuing Investors Partnerships and us as a result of (1) the exchanges of RP Holding Class B Interests for Class A ordinary shares and (2) retirement of RP Holdings Class A Interests is reflected through *Other exchanges* in the above tables and in our consolidated statements of shareholders' equity.

The Continuing Investors Partnerships indirectly owned approximately 24%, 25% and 27% of RP Holdings as of December 31, 2024, 2023 and 2022, respectively, with the remaining 76%, 75% and 73% of RP Holding as of December 31, 2024, 2023 and 2022, respectively, owned by Royalty Pharma plc.

RPSFT

We historically reported a non-controlling interest related to a de minimis interest in RPCT held by RPSFT. In December 2023, we acquired the remaining interest in RPCT held by RPSFT by effectively purchasing the net assets of RPSFT and its parent entities, which primarily consisted of cash and RPSFT's right to receive a portion of royalties received by RPCT. The estimated purchase price, subject to post-closing adjustments, was approximately $11.4 million and unpaid as of December 31, 2023. In 2024, we paid the finalized purchase price of approximately $12.5 million. Following this December 2023 transaction, RPSFT no longer holds a non-controlling interest in RPCT.

RP Holdings Class C Special Interest Held by EPA Vehicle

EPA Vehicle is entitled to Equity Performance Awards (as defined below) through its RP Holdings Class C Special Interest based on our performance, as determined on a portfolio-by-portfolio basis. Investments made during each two-year period are grouped together as separate portfolios (each, a "Portfolio"). Subject to certain conditions, at the end of each fiscal quarter, EPA Vehicle is entitled to a distribution from RP Holdings in respect of each Portfolio equal to 20% of the Net Economic Profit (defined as the aggregate cash receipts for all new portfolio investments in such Portfolio less Total Expenses (defined as interest expense, operating expense and recovery of acquisition cost in respect of such Portfolio)) for such Portfolio for the applicable measuring period (the "Equity Performance Awards"). The Equity Performance Awards will be allocated to EPA Vehicle, as the holder of the RP Holdings Class C Special Interest, and recorded as *Net income attributable to non-controlling interests* in the consolidated statements of operations.

The Equity Performance Awards will be payable in RP Holdings Class B Interests that will be exchanged upon issuance for Class A ordinary shares. EPA Vehicle may also receive a periodic cash advance in respect of the RP Holdings Class C Special Interest to the extent necessary for EPA Vehicle or any of its beneficial owners to pay when due any income tax imposed on it or them as a result of holding such RP Holdings Class C Special Interest. The Equity Performance Awards will be reflected as a transaction between equity holders in the consolidated statements of shareholders' equity and related periodic cash distributions will be presented as a financing activity in the consolidated statements of cash flows. We expect the Equity Performance Awards to be payable in 2025 once certain performance conditions discussed above are met. Similarly, we expect income to be allocated to EPA Vehicle once such performance conditions are met.

Dividends

The holders of Class A ordinary shares are entitled to receive dividends subject to approval by our board of directors. The holders of Class B ordinary shares do not have any rights to receive dividends; however, RP Holdings Class B Interests are entitled to dividends and distributions from RP Holdings. During 2024, we declared and paid four quarterly cash dividends of $0.21 per Class A ordinary share in an aggregate amount of $376.5 million to holders of our Class A ordinary shares.

2020 Independent Directors Equity Incentive Plan and Share-based Compensation

On June 15, 2020, our 2020 Independent Director Equity Incentive Plan was approved and became effective, whereby 800 thousand Class A ordinary shares were authorized for issuance in the form of RSUs to our independent directors. As of December 31, 2024, approximately 409 thousand shares remain available for future issuance under the plan. RSUs granted under the plan generally vest over one year with the associated share-based compensation expense recorded as part of *General and administrative expenses* in the consolidated statements of operations. In 2024, 2023 and 2022, respectively, we did not recognize material share-based compensation expense. As of December 31, 2024, the total unrecognized share-based compensation expense related to total outstanding RSUs was not material.

12. Earnings per Share

In 2024, 2023 and 2022, Class B ordinary shares contingently issuable to EPA Vehicle were evaluated and were determined not to have any dilutive impact.

The following table sets forth the reconciliation of the numerator and denominator used to calculate basic and diluted earnings per Class A ordinary share for 2024 and 2023 (in thousands, except per share amounts):

	Years Ended December 31,			
	2024		**2023**	
Numerator				
Consolidated net income	$	1,330,813	$	1,700,088
Less: Net income attributable to continuing non-controlling interests		276,893		392,726
Less: Net income attributable to legacy non-controlling interests		194,937		172,528
Net income attributable to Royalty Pharma plc - basic		858,983		1,134,834
Add: Reallocation of net income attributable to non-controlling interests from the assumed conversion of Class B ordinary shares		276,893		392,726
Net income attributable to Royalty Pharma plc - diluted	$	1,135,876	$	1,527,560
Denominator				
Weighted average Class A ordinary shares outstanding - basic		448,185		447,601
Add: Dilutive effects as shown separately below				
Class B ordinary shares exchangeable for Class A ordinary shares		145,911		155,292
Unvested RSUs		12		7
Weighted average Class A ordinary shares outstanding - diluted		594,108		602,900
Earnings per Class A ordinary share - basic	$	1.92	$	2.54
Earnings per Class A ordinary share - diluted	$	1.91	$	2.53

Class B ordinary shares in issue were evaluated under the if-converted method for potential dilutive effects and were determined to be anti-dilutive for 2022, and therefore were excluded from the computation of diluted earnings per shares of Class A ordinary share. The following table sets forth reconciliations of the numerators and denominators used to calculate basic and diluted earnings per Class A ordinary share for 2022 (in thousands, except per share amounts):

	Year Ended December 31,	
	2022	
Numerator		
Consolidated net income	$	230,064
Less: Net income attributable to continuing non-controlling interests		23,775
Less: Net income attributable to legacy non-controlling interests		163,457
Net income attributable to Royalty Pharma plc - basic and diluted	$	42,832
Denominator		
Weighted average Class A ordinary shares outstanding - basic		437,963
Add: Dilutive effect of unvested RSUs		9
Weighted average Class A ordinary shares outstanding - diluted		437,972
Earnings per Class A ordinary share - basic	$	0.10
Earnings per Class A ordinary share - diluted	$	0.10

13. Indirect Cash Flow

Adjustments to reconcile consolidated net income to net cash provided by operating activities are summarized below (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Cash flow from operating activities:			
Consolidated net income	$ 1,330,813	$ 1,700,088	$ 230,064
Adjustments to reconcile consolidated net income to net cash provided by operating activities:			
Income from financial royalty assets	(2,149,422)	(2,197,754)	(2,125,096)
Provision for changes in expected cash flows from financial royalty assets	732,461	560,656	904,244
Amortization of intangible assets	—	—	5,670
Amortization of debt discount and issuance costs	19,562	20,499	21,356
Losses/(gains) on derivative financial instruments	6,000	2,290	(96,610)
(Gains)/losses on equity securities	(39,549)	(87,139)	33,442
Equity in (earnings)/losses of equity method investees	(29,611)	(28,882)	8,973
Distributions from equity method investees	13,396	18,823	39,142
Loss on extinguishment of debt	—	—	419
Share-based compensation	2,344	2,357	2,170
Interest income accretion	—	—	(53,432)
(Gains)/losses on available for sale debt securities	(154,906)	(230,840)	6,815
Financial royalty asset impairment	—	—	615,827
Other	1,105	20,912	11,098
Changes in operating assets and liabilities:			
Cash collected on financial royalty assets	2,983,410	3,201,410	2,507,236
Other royalty income receivable	(4,551)	(1,521)	(4,744)
Other current assets	13,844	3,147	38,654
Accounts payable and accrued expenses	(2,290)	6,236	2,286
Interest payable	46,380	(2,480)	(3,534)
Net cash provided by operating activities	$ 2,768,986	$ 2,987,802	$ 2,143,980

Non-cash investing and financing activities are summarized below (in thousands):

	Years Ended December 31,		
	2024	**2023**	**2022**
Milestone payable - Trelegy[1]	$ 50,000	$ —	$ —
Milestone payable - Erleada[1]	18,600	—	12,400
Purchase of non-controlling interest in RPCT[2]	—	11,375	—

(1) Related to the achievements of the sales-based milestones that were not paid as of December 31, 2024 and 2022.
(2) Related to the purchase of the remaining interest in RPCT held by RPSFT that was not paid as of December 31, 2023. Refer to Note 11–Shareholders' Equity for additional discussion.

14. Commitments and Contingencies

Cytokinetics Funding Commitments

As of December 31, 2024, $350 million remained available under the Cytokinetics Funding Commitments and Cytokinetics is required to draw a minimum of $50 million.

Other Commitments

We have commitments to advance funds to counterparties through our investment in the Avillion Entities. Please refer to Note 8–Non-Consolidated Affiliates for details of these arrangements. We also have requirements to make Operating and Personnel Payments (defined below) over the life of the Management Agreement as described in Note 15–Related Party Transactions.

Indemnifications

In the ordinary course of our business, we may enter into contracts or agreements that contain customary indemnifications relating to such things as confidentiality agreements and representations as to corporate existence and authority to enter into contracts. The maximum exposure under such agreements is indeterminable until a claim, if any, is made. However, no such claims have been made against us to date and we believe that the likelihood of such proceedings taking place in the future is remote.

Legal Proceedings

We are a party to legal actions with respect to a variety of matters in the ordinary course of business. Some of these proceedings may be based on complex claims involving substantial uncertainties and unascertainable damages. Unless otherwise noted, it is not possible to determine the probability of loss or estimate damages, and therefore we have not established accruals for any of these proceedings on our consolidated balance sheets as of December 31, 2024 and 2023. When we determine that a loss is both probable and reasonably estimable, we record a liability, and, if the liability is material, we disclose the amount of the liability reserved. We do not believe the outcome of any existing legal proceedings to which we are a party, either individually or in the aggregate, will adversely affect our business, financial condition or results of operations.

15. Related Party Transactions

The Manager

The Manager is the investment manager of Royalty Pharma plc and its subsidiaries. The managing member of the Manager, Pablo Legorreta, holds an interest in us and serves as our Chief Executive Officer and Chairman of our board of directors.

In connection with the Exchange Offer, the Manager entered into the Management Agreement with us and our subsidiaries, the Continuing Investors Partnerships, and with the Legacy Investors Partnerships. Pursuant to the Management Agreement, we pay a quarterly operating and personnel payment to the Manager or its affiliates ("Operating and Personnel Payments") equal to 6.5% of the cash receipts from Royalty Investments (as defined in the Management Agreement) for such quarter and 0.25% of the value of our security investments under GAAP as of the end of such quarter. The operating and personnel payment for Old RPI, an obligation of the Legacy Investors Partnerships and for which the expense is reflected on our consolidated net income, is calculated as the greater of $1 million per quarter and 0.3125% of royalties from Royalty Investments (as defined in the limited partnership agreements of the Legacy Investors Partnerships) during the previous twelve calendar months. Additionally, we also pay certain costs and expenses of the Manager.

Total operating and personnel payments incurred, including the amounts attributable to Old RPI, are recognized within *General and administrative expenses* in the consolidated statements of operations. During 2024, 2023 and 2022, total operating and personnel payments incurred, including the amounts attributable to Old RPI, were $188.6 million, $204.6 million and $188.4 million, respectively.

In January 2025, we agreed to acquire the Manager for approximately $1.1 billion in total consideration. Refer to Note 16–Subsequent Events for additional discussion.

Distributions Payable to Legacy Non-Controlling Interests

The contractual cash flows required to be distributed based on the Legacy Investors Partnerships' non-controlling interest in Old RPI and RPI ICAV are presented in the *Distributions payable to legacy non-controlling interests* on the consolidated balance sheets.

Acquisition from Bristol Myers Squibb

In November 2017, RPI Acquisitions (Ireland), Limited ("RPI Acquisitions"), a consolidated subsidiary, entered into a purchase agreement with Bristol Myers Squibb ("BMS") to acquire from BMS a percentage of its future royalties on worldwide sales of Onglyza, Farxiga and related diabetes products marketed by AstraZeneca (the "BMS Purchase Agreement"). On December 8, 2017, RPI Acquisitions entered into a purchase, sale and assignment agreement ("Assignment Agreement") with a wholly- owned subsidiary of BioPharma Credit PLC ("BPCR"), an entity related to us. Under the terms of the Assignment Agreement, RPI Acquisitions assigned the benefit of 50% of the payment stream acquired from BMS to BPCR in consideration for BPCR meeting 50% of the funding obligations owed to BMS under the BMS Purchase Agreement.

As of December 31, 2024 and 2023, the financial royalty asset of $44.7 million and $75.6 million, respectively, on the consolidated balance sheets represented only our right to the future payment streams acquired from BMS.

Other Transactions

In January 2024, we acquired a royalty interest in ecopipam which was previously owned by Psyadon Pharmaceuticals, Inc. ("Psyadon"). Errol De Souza, Ph.D., an independent director on our board of directors, was a shareholder of Psyadon. In connection with this transaction, Dr. De Souza received an upfront payment of $2.5 million and could receive milestone payments of up to $2.22 million in the future.

In December 2023, RPI 2019 ICAV acquired the remaining interest in RPCT held by RPSFT. Refer to Note 11–Shareholders' Equity for additional discussion.

Henry Fernandez, the lead independent director of our board of directors, serves as the chairman and chief executive officer of MSCI. On April 16, 2021, we entered into an agreement with MSCI with an initial term of seven years to develop thematic life sciences indexes. In return, we will receive a percentage of MSCI's revenues from those indexes. No amounts were due from MSCI as of both December 31, 2024 and 2023. The financial impact associated with this transaction has not been material to date.

In connection with the Exchange Offer, we acquired the Legacy SLP Interest from the Continuing Investors Partnerships in exchange for issuing shares in our subsidiary. As a result, we became a special limited partner in the Legacy Investors Partnerships. The Legacy Investors Partnerships own a non-controlling interest in Old RPI and RPI ICAV. Refer to Note 8–Non-Consolidated Affiliates for additional discussion of the Legacy SLP Interest and our investments in other non-consolidated entities.

RPIFT owns 27,210 limited partnership interests in the Continuing Investors Partnerships, whose only substantive operations are their investment in our subsidiaries. The total investment of $4.3 million was recorded as treasury interests, of which $1.6 million were held by non-controlling interests as of December 31, 2024 and 2023.

Each Continuing Investors Partnership pays a pro rata portion based on its ownership percentage of RP Holdings of any costs and expenses in connection with the contemplation of, formation of, listing and ongoing operation of us and any of our subsidiaries, including any third-party expenses of managing us and any of our subsidiaries, such as accounting, audit, legal, reporting, compliance, administration (including directors' fees), financial advisory, consulting, investor relations and insurance expenses relating to our affairs and those of any subsidiary.

16. Subsequent Events

In January 2025, we agreed to acquire our Manager for an aggregate consideration of approximately $1.1 billion. The consideration consists of approximately 24.5 million of RP Holdings shares, $380 million of existing debt of the Manager and $200 million of cash less the amount of the Operating and Personnel Payments made to the Manager from January 1, 2025 through the closing of the transaction. The closing of the transaction is subject to the shareholders' approval of the issuance of the share consideration and other customary closing conditions, including required regulatory approvals. The transaction is estimated to close during the second quarter of 2025.

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, have evaluated our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended) prior to the filing of this Annual Report on Form 10-K. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this Annual Report on Form 10-K, our disclosure controls and procedures were, in design and operation, effective to the reasonable assurance level.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act of 1934, as amended). Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission in its 2013 Internal Control-Integrated Framework. Based on this assessment, our management has concluded that our internal control over financial reporting was effective as of December 31, 2024 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report on our internal control over financial reporting as of December 31, 2024. Their report is included in Item 8 of this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal controls over financial reporting identified in management's evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the fourth quarter of 2024 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, our disclosure controls and procedures are designed to provide reasonable, not absolute, assurance that the objectives of our disclosure control system are met and, as set forth above, our Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by this report, that our disclosure controls and procedures were effective to provide reasonable assurance that the objectives of our disclosure control system were met.

Item 9B.   OTHER INFORMATION

Rule 10b5-1 Trading Arrangements

During the fourth quarter of 2024, no director or Section 16 officer adopted, modified or terminated any Rule 10b5-1 plans or non-Rule 10b5-1 trading arrangements.

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

Item 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this Item will be presented in our Proxy Statement to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 11.   EXECUTIVE COMPENSATION

The information required by this Item will be presented in our Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 12.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item will be presented in our Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 13.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTORS INDEPENDENCE

The information required by this Item will be presented in our Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 14.   PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item will be presented in our Proxy Statement, to be filed not later than 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K, and is incorporated herein by reference.

Item 15.   **EXHIBITS AND FINANCIAL STATEMENT SCHEDULES**

15(a)(1) Financial Statements. The following documents are filed as part of this Form 10-K:
- Reports of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2024 and 2023
- Consolidated Statements of Operations for the years ended December 31, 2024, 2023 and 2022
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2024, 2023 and 2022
- Consolidated Statements of Shareholders' Equity for the years ended December 31, 2024, 2023 and 2022
- Consolidated Statements of Cash Flows for the years ended December 31, 2024, 2023 and 2022
- Notes to the Consolidated Financial Statements

15(a)(2) Financial Statement Schedules. Schedules are omitted because they are not required or because the information is provided elsewhere in the financial statements.

15(a)(3) Exhibits.

		Incorporated by Reference			
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date	Filed or Furnished Herewith
2.1	Membership Interests Purchase Agreement, dated January 10, 2025, among Royalty Pharma, LLC, RP Management, LLC, the Sellers named therein and Royalty Pharma Holdings Ltd.	8-K	2.1	1/10/2025	
3.1	Articles of Association of Royalty Pharma plc	8-K	3.1	6/19/2020	
3.2	Articles of Association of Royalty Pharma Holdings Ltd	8-K	3.1	12/31/2024	
4.1	Form of Class A Ordinary Share Certificate	S-1/A	4.1	6/11/2020	
4.2	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934				x
10.1	Amended and Restated Management and Services Agreement dated October 3, 2022, among the Company and RP Management, LLC	10-Q	10.1	11/08/2022	
10.2	Exchange Agreement dated December 31, 2024, among the Company, RP Holdings, RPI US Partners 2019, LP, RPI International Holdings 2019, LP, RPI International Partners 2019, LP, RPI US Feeder 2019, LP, RPI International Feeder 2019, LP, RPI EPA Holdings, LP and RPI EPA Vehicle LLC	8-K	10.1	12/31/2024	
10.3	Registration Rights Agreement dated June 18, 2020, among the Company and the Persons listed on Schedule A and Schedule B thereto	8-K	10.4	6/19/2020	
10.4†	Form of Deed of Indemnity	S-1/A	10.5	6/2/2020	
10.6#	Amended and Restated Purchase and Sale Agreement, dated November 14, 2014, with the Cystic Fibrosis Foundation Therapeutics Incorporated	S-1/A	10.7	6/2/2020	
10.7#	Amendment No. 1 to the Amended and Restated Purchase and Sale Agreement, dated October 13, 2016 with the Cystic Fibrosis Foundation	S-1/A	10.8	6/2/2020	
10.8#	Research, Development and Commercialization Agreement, dated May 24, 2004, between the Cystic Fibrosis Foundation Therapeutics Incorporated and Vertex Pharmaceuticals Incorporated, as amended	S-1	10.9	5/22/2020	

10.9#	[Amendment No. 1 to Research, Development and Commercialization Agreement, dated January 6, 2006 by and between Vertex Pharmaceuticals Incorporated and Cystic Fibrosis Foundation Therapeutics Incorporated](#)	S-1	10.10	5/22/2020
10.10	[Amendment No. 2 to Research, Development and Commercialization Agreement, dated January 1, 2006, by and between Vertex Pharmaceuticals Incorporated and Cystic Fibrosis Foundation Therapeutics Incorporated](#)	S-1	10.11	5/22/2020
10.11#	[Amendment No. 5 to Research, Development and Commercialization Agreement, dated April 1, 2011, by and between Vertex Pharmaceuticals Incorporated and Cystic Fibrosis Foundation Therapeutics Incorporated](#)	S-1	10.12	5/22/2020
10.12#	[Amendment No. 7 to Research, Development and Commercialization Agreement, dated September 1, 2016, by and between Vertex Pharmaceuticals Incorporated and Cystic Fibrosis Foundation Therapeutics Incorporated](#)	S-1	10.13	5/22/2020
10.13	[Amended and Restated Management and Services Agreement dated October 3, 2022, among Royalty Pharma Holdings Ltd and RP Management, LLC](#)	10-Q	10.2	11/08/2022
10.14	[Second Amended and Restated Management and Services Agreement dated October 3, 2022, among Royalty Pharma Investments 2019 ICAV and RP Management, LLC](#)	10-Q	10.3	11/08/2022
10.15†	[Form of Independent Director Equity Incentive Plan](#)	S-1/A	10.15	6/11/2020
10.16	[Indenture, dated as of September 2, 2020, among Royalty Pharma plc, Royalty Pharma Holdings Ltd and Wilmington Trust, National Association, as Trustee](#)	8-K	4.1	9/2/2020
10.17	[First Supplemental Indenture, dated as of September 2, 2020, among Royalty Pharma plc, Royalty Pharma Holdings Ltd and Wilmington Trust, National Association, as Trustee](#)	8-K	4.2	9/2/2020
10.18	[Registration Rights Agreement, dated as of September 2, 2020, among Royalty Pharma plc, Royalty Pharma Holdings Ltd, BofA Securities, Inc., Citigroup Global Markets Inc., Goldman Sachs & Co LLC, J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC](#)	8-K	4.9	9/2/2020
10.19#	[Amendment No. 2 to the Amended and Restated Purchase and Sale Agreement, dated October 30, 2020, by and among RPI Finance Trust, RPI 2019 Intermediate Finance Trust and Cystic Fibrosis Foundation](#)	8-K	10.1	11/5/2020
10.20	[Second Supplemental Indenture, dated as of July 26, 2021, Royalty Pharma plc, Royalty Pharma Holdings Ltd and Wilmington Trust, National Association, as Trustee](#)	8-K	4.2	7/26/2021
10.21	[Amended and Restated Revolving Credit Agreement, dated as of September 15, 2021, as amended by Amendment No. 1, dated as of October 31, 2022, as amended by Amendment No. 2, dated as of May 16, 2023, as amended by Amendment No. 3, dated as of December 22, 2023, as amended by Amendment No. 4, dated as of January 24, 2024, among Royalty Pharma plc, Royalty Pharma Holdings Ltd., Bank of America, N.A., as Administrative Agent, the other parties thereto, and the lenders and issuing banks from time to time party thereto](#)	10-K	10.21	2/15/2024
10.22	[Third Supplemental Indenture, dated as of June 10, 2024, Royalty Pharma plc, Royalty Pharma Holdings Ltd and Wilmington Trust, National Association, as Trustee](#)	8-K	4.2	6/10/2024
19.1	[Insider Trading Policy](#)				x
21.1	[Subsidiaries of the Registrant](#)				x
23.1	[Consent of Independent Registered Public Accounting Firm](#)				x

24.1	Power of Attorney (reference is made to the signature page hereto)					x
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act					x
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act					x
32*	Certifications of Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act					x
97.1	Financial Restatement Compensation Recoupment Policy	10-K	97.1	2/15/2024		
101.INS	XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)					x
101.SCH	XBRL Taxonomy Extension Schema Document					x
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document					x
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document					x
101.LAB	XBRL Taxonomy Extension Label Linkbase Document					x
101.PRE	XBRL Taxonomy Extension Presentation Linkbase					x
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					x

†   Management contract or compensatory plan or arrangement.
\#   Certain information has been excluded from the exhibit because it both (i) is not material and (ii) would likely cause competitive harm to the registrant if publicly disclosed.
*   The certifications furnished in Exhibit 32 hereto are deemed to accompany this Annual Report on Form 10-K and are not deemed "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, nor shall they be deemed incorporated by reference into any filing under the Securities Act of the Exchange Act.

Item 16.   **FORM 10-K SUMMARY**

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.


ROYALTY PHARMA PLC
(Registrant)


Date: February 12, 2025   /s/ Pablo Legorreta
                                              Pablo Legorreta
                                              Chief Executive Officer

Date: February 12, 2025   /s/ Terrance Coyne
                                                Terrance Coyne
                                              Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Terrance Coyne and George Lloyd, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that all said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

<u>Signature</u>	<u>Title</u>	<u>Date</u>
/s/ Pablo Legorreta Pablo Legorreta	Chairman of the Board, Director & Chief Executive Officer (*Principal Executive Officer and Royalty Pharma plc's authorized representative in the United States*)	February 12, 2025
/s/ Terrance Coyne Terrance Coyne	Executive Vice President & Chief Financial Officer (*Principal Financial Officer and Principal Accounting Officer*)	February 12, 2025
/s/ Bonnie Bassler Bonnie Bassler	Director	February 12, 2025
/s/ Errol De Souza Errol De Souza	Director	February 12, 2025
/s/ Catherine Engelbert Catherine Engelbert	Director	February 12, 2025
/s/ Henry Fernandez Henry Fernandez	Director	February 12, 2025
/s/ David Hodgson David Hodgson	Director	February 12, 2025
/s/ Ted Love Ted Love	Director	February 12, 2025
/s/ Gregory Norden Gregory Norden	Director	February 12, 2025